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REGISTRANT'S NAME Toyota Motor Corp.

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FILE NO. 82- 00208 FISCAL YEAR 3-31-06

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DAT: 11/9/06

TOYOTA MOTOR CORPORATION

Annual Report 2006

Year ended March 31, 2006


SEC MAIL
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213
SECTION

Geared toward Continuing Growth

Established in 1937, Toyota Motor Corporation is one of the world's representative automobile manufacturers, producing vehicles in 26 countries and regions and marketing vehicles in more than 170 countries and regions. In fiscal 2006, on a consolidated basis Toyota provided close to eight million vehicles to customers around the world under the Toyota, Lexus, Daihatsu, and Hino brands. Toyota had more than 280,000 employees at the end of fiscal 2006.

Contents

Cover LS: From fall 2006, we will launch a new model of the Lexus brand's flagship sedan worldwide.


SEC Mail
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WASH. D.C.
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RECEIVED

Geared toward Continuing Growth

We want to be a company that can continue to grow in any era and in any conditions. Bearing that in mind, Toyota is reinforcing the foundations of an unshakable growth platform while taking decisive management measures to grow earnings. Always welcoming change and eager to take on challenges, we are transforming the quality of our management and operations in preparation for making our next stride forward.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Financial Highlights

Toyota Motor Corporation
Fiscal years ended March 31

Consolidated Performance (U.S. GAAP)

	Yen in millions except per share data and stock information			U.S. dollars* in millions except per share data and stock information	% change
	2004	2005	2006	2006	2005 vs 2006
For the Year:					
Net Revenues	¥17,294,760	¥18,551,526	¥21,036,909	$179,083	+13.4
Operating Income	1,666,890	1,672,187	1,878,342	15,990	+12.3
Net Income	1,162,098	1,171,260	1,372,180	11,681	+17.2
ROE	15.2%	13.6%	14.0%	—	—
Per Share Data (yen and U.S. dollars):					
Net Income (Basic)	¥ 342.90	¥ 355.35	¥ 421.76	$ 3.59	+18.7
Cash Dividends	45.00	65.00	90.00	0.77	+38.5
Shareholders' Equity	2,456.08	2,767.67	3,257.63	27.73	+17.7
At Year-End:					
Total Assets	¥22,040,228	¥24,335,011	¥28,731,595	$244,587	+18.1
Shareholders' Equity	8,178,567	9,044,950	10,560,449	89,899	+16.8
Stock Information (March 31):					
Stock Price (yen and U.S. dollars)	¥3,880	¥3,990	¥6,430	$54.74	+61.2
Market Capitalization	¥14,006,790	¥14,403,890	¥23,212,284	$197,602	+61.2

* U.S. dollar amounts have been translated at the rate of ¥117.47=US$1, the approximate current exchange rate at March 31, 2006.

Consolidated Vehicle Production and Sales

	Thousands of units			% change
	2004	2005	2006	2005 vs 2006
Vehicle Production by Region:				
Japan	4,284	4,534	4,684	+3.3
Overseas Total	2,229	2,697	3,027	+12.2
North America	1,034	1,156	1,201	+3.9
Europe	515	596	623	+4.5
Asia	402	647	836	+29.0
Other Regions	278	298	367	+23.3
Consolidated Total	6,513	7,231	7,711	+6.6
Vehicle Sales by Region:				
Japan	2,303	2,381	2,364	–0.7
Overseas Total	4,416	5,027	5,610	+11.6
North America	2,103	2,271	2,556	+12.5
Europe	898	979	1,023	+4.5
Asia	557	833	880	+5.7
Other Regions	858	944	1,151	+22.0
Central and South America	[146]	[185]	[233]	+26.0
Oceania	[236]	[239]	[251]	+5.0
Others	[476]	[520]	[667]	+28.4
Consolidated Total	6,719	7,408	7,974	+7.6
Vehicle Production by Brand:				
Toyota / Lexus	5,763	6,393	6,848	+7.1
Daihatsu	663	745	763	+2.4
Hino	87	93	100	+7.0
Consolidated Total	6,513	7,231	7,711	+6.6
Toyota Group Total*	7,050	7,719	8,460	+9.6

* Includes 537 thousand units in fiscal 2004, 488 thousand units in fiscal 2005, and 749 thousand units in fiscal 2006 produced by unconsolidated companies—principally in the United States (at New United Motor Manufacturing, Inc., a Toyota-General Motors joint venture company), China, Philippines, and Malaysia—that do not appear in the consolidated totals.

Net Revenues



(¥ Billion)
25,000
20,000
15,000
10,000
5,000
0
FY '02 '03 '04 '05 '06

+13.4%

¥21.04 trillion

A new record

Operating Income



(¥ Billion)
2,000
1,600
1,200
800
400
0
FY '02 '03 '04 '05 '06

+12.3%

¥1.88 trillion

A new record

Net Income



(¥ Billion)
1,500
1,200
900
600
300
0
FY '02 '03 '04 '05 '06

+17.2%

¥1.37 trillion

A new record

Cash Dividends per Share



(¥)
100
80
60
40
20
0
FY '02 '03 '04 '05 '06

+¥25.00

Annual Cash Dividends per Share ¥90.00

7 consecutive years of increased dividends

Vehicle Production



(Thousands of units)
8,000
6,000
4,000
2,000
0
Overseas
Japan
FY '02 '03 '04 '05 '06

Vehicle Production by Region



Other Regions
Asia
Europe
Japan
4.8%
10.8%
8.1%
FY 2006
60.7%
15.6%
North America

+6.6%

7.71 million units

A new record

Vehicle Sales



(Thousands of units)
8,000
6,000
4,000
2,000
0
Overseas
Japan
FY '02 '03 '04 '05 '06

Vehicle Sales by Region



Other Regions
Japan
Asia
14.4%
29.7%
11.0%
FY 2006
12.8%
Europe
32.1%
North America

+7.6%

7.97 million units

A new record

Chairman's Message



Head Office (Toyota City, Aichi Prefecture, Japan)



By manufacturing cars that reflect the needs of customers and society, Toyota will target sustainable growth and contribute to the development of the automobile industry.

I am pleased to report that Toyota achieved record financial results in fiscal 2006. In addition, on behalf of Toyota's management team, I would like to express genuine gratitude to our shareholders and other investors for their continuing support and understanding. Recent business conditions have been characterized by hikes in crude oil and raw materials prices, fluctuations in currency exchange rates, and structural changes in demand for automobiles. Nevertheless, I think the automotive market as a whole will continue to grow as global motorization progresses in earnest.

Given these conditions and Toyota's increasingly global operations, I think we must pay greater attention than ever to customer feedback, based on a commitment to putting customers first. I also believe that to sustain growth we must stay true to manufacturing fundamentals while carefully monitoring countries and markets to keep abreast of world trends. We will have to tackle a range of management challenges, such as human resources development, the promotion of localization, and the development of technologies that satisfy society's growing calls for environmental and safety measures. I firmly believe that by steadfastly working to meet those management challenges Toyota will achieve stable, long-term growth while contributing to the advancement of the automobile industry.

Since its establishment, Toyota has adhered to a management philosophy of contributing to people's lifestyles and society through automotive manufacturing. We will continue to do our utmost to develop as a company that is widely trusted and respected in the automobile industry and in international society by enriching the lives of the many people that need cars and contributing to society and the environment.

July 2006

Fujio Cho, Chairman

President's Message



Global Production Center (GPC), Toyota City, Aichi Prefecture, Japan

Geared toward Continuing Growth

In automotive markets worldwide, demand promises to remain strong. While many regions are likely to see the continuing spread of automobiles, more mature regions offer encouraging prospects for vehicles incorporating new technology and concepts. In view of these trends, I am confident that automotive markets will expand in the medium-to-long term and that the automobile industry will sustain growth by exploiting the substantial potential of these markets. However, in light of the world economic outlook and other possible sources of instability, the overall international situation requires careful monitoring. Against that backdrop, my mission is to ensure that we sustain growth by responding flexibly to operating conditions while capitalizing on business opportunities.

However, I am not looking to do anything out of the ordinary. As we have always done, I want to honestly, steadily, and uncompromisingly manufacture vehicles and develop technology that anticipates the needs of society and customers. Nevertheless, in an evolving environment, it is important that we distinguish clearly between things that must be changed and things that must not and have the courage to make the necessary changes. As I have said since becoming president last year, we will consolidate our foundations while continuing efforts to realize the world's best products, the world's fastest and lowest-cost manufacturing, and the world's best sales service. I am convinced that such measures are the most direct route to enhanced corporate value.

The ability of Toyota's employees to share large ambitions and work as a team to achieve them is the power that drives the Company's development forward. Passing on and evolving this culture, we will continue growing by developing operational activities based on continuous improvement that anticipates changes in the world. At the same time, Toyota will foster good relations with all of its stakeholders to become a global company in which people and local communities around the world place long-term trust. I ask our shareholders and other investors for their continued support.

July 2006



Katsuaki Watanabe, President


Katsuaki Watanabe, President

[Evaluation of Business Results]

Q | Fiscal 2006, ended March 31, 2006, saw Toyota once again achieve record results. What is your overall evaluation of the year?

A | I was very pleased that we were able to provide nearly eight million vehicles to customers around the world.

I designated fiscal 2006 as a year for consolidating foundations while continuing to grow. Accordingly, we simultaneously pursued two strategies: stepping up strategic measures targeting growth and steadily consolidating foundations for growth. In those efforts, we faced and overcame many management challenges to achieve favorable business results.

In fiscal 2006, we were able to increase vehicle sales on a consolidated basis by actively rolling out new models in markets worldwide. In addition, sales of hybrid vehicles were brisk, with shipments up by 120,000 units, to 263,000 vehicles. To date, we have sold more than 600,000 hybrid vehicles. Further, Lexus, which we are cultivating as a global premium brand, debuted in the Japanese market. And, we expanded our networks of dedicated Lexus dealers in Europe and China. Meanwhile, we increased production capacity at home and abroad to allow us to cater flexibly to growing global demand.

It gives me great pride and pleasure that because of those initiatives the Toyota Group was able to provide close to eight million vehicles to customers worldwide. I believe that each vehicle we sell testifies to the trust customers place in us and represents an endorsement of the painstaking approach to manufacturing that we have upheld over the years. Without forgetting our sense of gratitude to customers, we will dedicate ourselves to building even better vehicles to expand the ranks of Toyota fans and further Toyota's development.

Operating Income


(¥ Billion)
(%)
2,000
12
1,500
9
1,000
6
500
3
0
0
FY
'02 '03 '04 '05 '06
Operating income margin (Right scale)

Q | How do you rate Toyota's current profitability and earnings structure?

A | I think that an efficient earnings structure is steadily taking shape despite tough market conditions.

Thanks in part to strong demand in markets worldwide, Toyota's consolidated vehicle production rose by 500,000 units compared with the previous fiscal year. Vehicle production is 2.4 million units higher than it was four years ago. During this period, we have increased investment to enhance production capacity, and in fiscal 2006 capital investment exceeded ¥1.5 trillion. Moreover, while pursuing expansion, Toyota has worked hard not to sacrifice profitability and to realize continued growth. In other words,

Investments in Property, Plant and Equipment*


(¥ Billion)
1,600
1,200
800
400
0
FY
'02 '03 '04 '05 '06

* Excluding vehicles and equipment on operating leases

we aim to ensure that earnings reflect higher vehicle sales by maintaining high operating income margins. In fiscal 2006, despite a challenging market environment, we were again able to increase earnings, thanks to marketing and cost improvement efforts.

Some observers have expressed concern that the shift in demand in the automotive market toward compact cars could deteriorate our model mix, which would impact earnings. However, the profitability of compact cars has improved significantly compared with previous generations. And, we aim to increase their profitability even further. As an automaker with a full lineup of models, Toyota will capitalize on all of its business opportunities in all market segments to the utmost by strategically developing products that are in step with market demand.

[Measures to Achieve Continuing Growth]

Q | What management challenges does maintaining growth present?

A | In the immediate future, we will focus on quality enhancement, further cost reductions, and personnel development.

"Consolidating foundations for growth" means making "visible" issues that have been hidden by growth, sharing these issues, and steadily working toward their resolution. I do not feel that identifying numerous issues is necessarily a bad thing. The emergence of a large number of issues shows that opportunity for growth remains. Rather, I would be anxious if we became a company that could not identify any issues.

Toyota needs to tackle a range of issues. Let me narrow them down into three areas. First is the issue of quality enhancement. It goes without saying that quality is Toyota's lifeblood. For the Company, a defective vehicle is one among, for example, several tens of thousands of problem-free vehicles. However, we must never forget that for the customer that vehicle is everything. To reinforce Toyota's superior quality, we have a senior managing director dedicated to quality assurance management, and we are implementing initiatives that include suppliers to fortify quality management systems.

The second challenge that we face is strengthening cost competitiveness. We must implement cost reduction initiatives based on new ideas and approaches and accelerate the development of systems and technology that enable the lower-cost manufacturing and development of products with outstanding performance and quality. Cost reduction benefits will play a major role in bolstering Toyota's market competitiveness because we will channel them into a wide range of areas, including product appeal



"As long as customers the world over tell us they want Toyota vehicles, I believe our duty is to continue manufacturing cars with all our might."

enhancement, product price reviews, profitability improvement, and investment in research and development.

Our third challenge is personnel development. Given the accelerating expansion of our operations worldwide, we need to rapidly establish self-supporting local business organizations and localize management. Because employees are the key to such efforts, we are currently developing employee-training programs and creating systems to further promote talented personnel.

In other words, through such efforts to consolidate foundations, we want to heighten the quality of our management and operations. If we can advance quality, quantity will follow naturally.

Q **How would you answer those who have expressed concern about the future repercussions of Toyota's rapid operational expansion in recent years?**

A **We are in the process of building a production and supply system that can respond flexibly to further demand fluctuations.**

It is true that some investors do express reservations about the current pace of our growth. Based on consideration of diverse factors, I put my foot on the accelerator or on the brake as appropriate. However, as long as customers the world over tell us they want Toyota vehicles, I believe our duty is to continue manufacturing cars with all our might. The reality of today's fiercely competitive market is that if you pause even for a short break your competitors will overtake you at once. That is the nature of competition.

Of course, Toyota is undertaking a range of measures to ensure that future demand fluctuations do not significantly impact earnings. An example of those measures is our recent IMV* project, in which we are constructing a global production and supply system that allows us to respond flexibly and promptly to various demand changes. The global scope of the system enables us to offset demand variations across different regions and make optimal use of overall production and supply capabilities. Furthermore, we have mitigated risks associated with demand fluctuation by introducing innovative production systems and production engineering that increase the flexibility with which we can raise or lower plant production capacity.

* IMV: An abbreviation of Innovative International Multipurpose Vehicle, which refers to SUVs, pickup trucks, and other multipurpose vehicles that Toyota develops and produces overseas for markets worldwide.


Cumulative Hybrid Vehicle Sales
(Thousands of units)
600
500
400
300
200
100
0
CY '97 '98 '99 '00 '01 '02 '03 '04 '05
Note: Different from fiscal year figures

Q | Changing the perspective, would you explain Toyota's positive strategies for growth?

A | Our key strategies for growth are enhancing technology development capabilities centered on environmental technology and increasing production through the advancement of localization.

As long as Toyota is a manufacturer, technology development capabilities will be the wellspring of its growth. Our active development of technology reflects guiding principles that call on us to "dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities" and "create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide." In particular, I want to entrench our position as the automobile industry's frontrunner in the field of environmental technology development. For example, with our hybrid strategy—the centerpiece of our environmental technology initiatives—we are targeting annual sales of one million hybrid vehicles by the early 2010s. To that end, we are stepping up efforts to develop innovative technology that will reduce costs and raise performance and fuel efficiency. Compared with the first Prius model, the hybrid system in current, second-generation vehicles realizes better performance and substantially lowers cost; however, development is under way of a next generation that halves system size and cost. As for models, plans call for a doubling of the current lineup of seven passenger-car-type hybrid models early in the 2010s.

Our second key growth strategy is the advancement of localization. To meet heavier demand worldwide, we will raise the ratio of local production—globally balancing the increase in production capacity. In the current fiscal year, the start-up of plants in Guangzhou in China and in Texas in the United States will add 300,000 vehicles to production capacity. On top of that, with new plants due to come onstream in Thailand, China, Russia, and Canada, we plan to raise production capacity by more than 700,000 units worldwide by 2008. In this way, we will take advantage of business chances worldwide by lifting local production capacity. Also, by aggressively increasing local purchasing ratios, we hope to contribute to the development of local economies through employment creation and the cultivation and advancement of industry.



[Management Orientation and Targets]

Q | What direction is Toyota moving in and what kind of company do you want Toyota to be?

A | I want Toyota to be a highly ambitious company that can continue to grow.

In terms of scale, Toyota has already become a giant corporation. Nevertheless, I want Toyota to be a company that can continue to grow. Faced with the large potential that a growing automobile industry presents, my aim is to move forward based on the unwavering, passionate conviction that we are the industry's vanguard. The moment a company loses its appetite for growth is the moment it takes the first step on the road to decline.

In addition, I want us to be a company that has large ambitions and works to achieve them. I have often said that we aim to give the world dream cars that, for example, make the air cleaner the more they run or do not cause accidents or injure people. Toyota's mission is to realize such high ambitions. I firmly believe that tireless initiatives to make such dreams a reality fuel Toyota's development.

Q | Would you give an overview of Toyota's operational plans and expected business results?

A | We will target higher revenues and earnings through efforts focused on core global models, including increased sales of the Corolla, Camry, Yaris (Vitz in Japan), and the IMV series.

Toyota will also continue to steadily grow sales of hybrid vehicles and Lexus-brand vehicles. We will leverage the strong product appeal of our core global models—which account for more than 30% of consolidated vehicle sales—to step up marketing initiatives. In line with this strategy, we have already launched a completely remodeled Camry, which was the result of a successful development project tasked with achieving a simultaneous worldwide production start-up. (see the The Camry Challenge section on page 16 for further details)

In light of those plans, in the current fiscal year, ending March 31, 2007, we anticipate a 476,000-unit increase in consolidated vehicle sales from fiscal 2006, to 8.45 million units. However, we are pursuing management quality and such increased volume is merely an outcome.

In consolidated business results, we anticipate net revenues of ¥22.30 trillion, operating income of ¥1.90 trillion, and net income of ¥1.31 trillion.

Consolidated Vehicle Sales



(Thousands of units)
10,000
8,000
6,000
4,000
2,000
0
FY
'02 '03 '04 '05 '06

In the current fiscal year, I want to realize higher net revenues and operating income again by maintaining our management policy of consolidating foundations while continuing to grow. (see the Message from the Executive Vice President Responsible for Finance & Accounting section on page 14 for further details)

[Policy on Returns to Shareholders]

Q | **In closing, what is Toyota's basic approach for returns to shareholders?**

A | **We will heighten the reflection of consolidated results in profit distribution.**

We regard actively returning profits to our shareholders as an important management policy. Our approach for returns to shareholders has three main aspects: first, the implementation of returns to shareholders on a consolidated basis; second, the change to consolidated dividend payout ratios as the main determinant of dividend policy; and third, the increase of cash dividends to a markedly higher level. In fiscal 2006, we adhered to that approach, raising cash dividends for the seventh consecutive fiscal year. Going forward, based on considerations of consolidated performance trends, we aim to heighten the reflection of consolidated results in profit distribution. Further, the Company will flexibly acquire common stock to enhance capital efficiency and respond to the supply and demand situation.

The automobile industry is a growth industry. However, expanding the operations of vehicle manufacturers requires a huge amount of funding. At Toyota, we regard the realization of higher earnings and the enhancement of corporate value through the development of operations as our primary responsibility to shareholders. Accordingly, we will effectively utilize retained earnings for forward-looking investment to establish next-generation technologies and enhance product appeal as well as for investment aimed at the further expansion of global operations through the enlargement and improvement of production and marketing systems.

I would like to ask our shareholders and other investors for their continued cooperation and understanding as we take on further challenges.

Net Income and Consolidated Dividend Payout Ratio


(¥ Billion)
(%)
1,500
30
1,250
25
1,000
20
750
15
500
10
250
5
0
0
FY '02 '03 '04 '05 '06
Consolidated dividend payout ratio (Right scale)

Message from the Executive Vice President Responsible for Finance & Accounting*

Performance Overview

In fiscal 2006, ended March 31, 2006, Toyota recorded its highest-ever revenues and earnings, with year-on-year increases of 13.4% in consolidated net revenues, to ¥21.04 trillion; 12.3% in operating income, to ¥1.88 trillion; and 17.2% in net income, to ¥1.37 trillion. Operating income was up significantly because marketing efforts, cost reductions, and the effect of changes in currency exchange rates counteracted increased expenses resulting from active investment for future growth. Further, the Company was able to post net income above ¥1 trillion for the third successive fiscal year.

In view of those results, I think we performed well in fiscal 2006. Despite increasing production capacity in response to strong worldwide demand and moving forward with the development of technologies and products for the future, Toyota achieved higher earnings for the full year, with a strong second-half performance compensating for a decline in income in the first half. Also, I am pleased with the progress we made toward a globally balanced earnings structure by increasing revenues from Asia and Other Regions. Toyota will continue targeting stable, long-term growth by enhancing its capabilities in technology, supply, and marketing and by taking opportunities in all product segments and regions while minimizing risks.

Financial Strategy

The three key strategies of Toyota's financial strategy are Growth, Efficiency, and Stability. We believe that the balanced pursuit of those three priorities over the medium-to-long term will achieve steady and sustainable growth as well as increase corporate value.

1. Growth: Enhancing products, technology, and supply through continued forward-looking investment

In our view, enhancing products to reflect market demand accurately, developing technology to create new markets, and strengthening supply to cater to global demand require continued active investment in research and development and property, plant and equipment. In fiscal 2006, the fruits of its forward-looking investments to date enabled Toyota to maintain positive free cash flow while implementing investments in property, plant and equipment of more than ¥1.5 trillion (excluding vehicles and equipment on operating leases) and recording research and development expenses of approximately ¥810 billion. That positive free cash flow will allow active investment for future growth in the next fiscal year.

2. Efficiency: Maintaining and enhancing profitability and capital efficiency

In fiscal 2006, Toyota's operating income margin was 8.9% and ROE was 14.0%. In comparison with fiscal 2001's operating income margin of 6.1% and ROE of 9.6%, the Company achieved significant improvement. We will simultaneously pursue growth and efficiency and maintain our operating income margin at approximately 9% by introducing products efficiently through the development of core global models, advancing innovative VI Activity cost reductions, starting up overseas plants steadily, and managing fixed costs globally.

3. Stability: Maintaining a solid financial base

Toyota maintains a solid financial base by ensuring sufficient liquidity and stable shareholders' equity. At fiscal 2006 year-end, liquid assets** were approximately ¥3.8 trillion while shareholders' equity stood at roughly ¥10.5 trillion. Toyota's sound financial position enables the Company to continue flexible, forward-looking investment—even during sharp fluctuations in operating and market conditions—and underpins the high credit ratings that give access to low-cost, stable financing. Given the expected growth in

Financial Strategy



1. Growth
Continue forward-looking investment for growth
2. Efficiency
Enhance profitability and capital efficiency
3. Stability
Maintain solid financial base
Balanced implementation of 1. – 3. over the medium to long term
Sustainable growth

automotive markets worldwide, I believe that maintaining adequate liquid funds is essential for the implementation of forward-looking investment to enhance products, develop next-generation technology, and establish production and sales systems in Japan and overseas for the global expansion of operations.

Dividends and Acquisition of Shares

Toyota believes that actively returning profits to its shareholders is an important management policy and will endeavor to continue increasing consolidated net income per share. The Company's dividend policy is to reflect favorable consolidated results more closely in profit distribution in light of each fiscal year's performance and new investment plans. Accordingly, we are targeting a consolidated dividend payout ratio of approximately 30% in the medium-to-long term. Reflecting its dividend policy, in fiscal 2006 the Company paid a significantly higher annual dividend of ¥90.00 per share, up ¥25.00 per share from the previous fiscal year. The annual dividend was Toyota's highest to date and marked the seventh consecutive year of increased dividends. Furthermore, the consolidated payout ratio rose from the previous fiscal year's 18.3% to 21.3%.

In addition, to respond to changes in business conditions and enhance capital efficiency, Toyota intends to continue acquiring shares of its own stock. In fiscal 2006, the Company acquired a total of ¥133.6 billion, or 27.57 million shares of its own stock. Moreover, in the period from April 1, 2006, to June 30, 2006, Toyota acquired a further ¥162.5 billion, or 26.00 million shares of its own stock. As a result, excluding treasury stock, a total of 3.22 billion shares were issued and outstanding as of June 30, 2006. Between fiscal 1997 and June 30, 2006, Toyota acquired a total of ¥2.34 trillion, or 653.72 million shares of its own stock. Also, the Company received authorization to acquire up to 30 million shares of its own stock, for a maximum aggregate purchase price of ¥200 billion, from the Ordinary General Shareholders' Meeting in June 2006.

Consolidated Results Outlook for Fiscal 2007

From fiscal 2006, Toyota began disclosing projections of consolidated results for subsequent fiscal years in response to the larger share of consolidated earnings accounted for by subsidiaries as global operations expand. Moreover, the Company has facilitated such projections by establishing an enhanced in-house revenue management system that includes subsidiaries.

In fiscal 2007, ending March 31, 2007, we project consolidated net revenues of ¥22.30 trillion, operating income of ¥1.90 trillion, and net income of ¥1.31 trillion. These projections assume currency exchange rates of ¥110=US$1 and ¥135=Euro1. Further, we anticipate investment in property, plant and equipment of ¥1.55 trillion, depreciation*** of ¥930 billion, and research and development expenses of ¥920 billion. We feel that releasing projections of consolidated results is an important part of investor relations activities and heightens management transparency for all stakeholders. Accordingly, we aim to continue strengthening our communication with the market and society.

July 2006



Mitsuo Kinoshita,
Executive Vice President

Dividends per Share


(¥)
100
80
60
40
20
0
+¥3
28
+¥8
36
+¥9
45
+¥20
65
+¥25
90
FY
'02
'03
'04
'05
'06

* Responsibilities include finance and accounting related operational areas (see Directors and Auditors on page 50)
** Excluding finance subsidiaries
*** Excluding leased assets



Special Feature

The Camry Challenge

—Simultaneous Worldwide Start-Up—

The new-model Camry made its much-anticipated debut at Detroit's North American International Auto Show in January 2006. However, the new Camry marks more than just another model change. Remodeled for the first time in four and a half years, the Camry is a mainstay of Toyota's worldwide business, and its launch heralded the start of a revolution at Toyota. In this section, we look at the challenges we faced and innovations we made in the development of the new Camry.

More than 10 Million Units Shipped Worldwide

With vehicle sales in approximately 170 countries and regions, we aim to build cars that are the first choice of customers the world over. The foundation of these efforts to popularize the Toyota brand and secure earnings worldwide consists of our three global models—the Corolla, Camry, and Yaris (Vitz in Japan)—and the IMV series. Of those models, the Corolla has become the Toyota brand's signature model, with shipments of more than 30 million vehicles since its 1966 launch. In addition, sales of our third global model, the Yaris, have grown rapidly since its debut in 1999.

Meanwhile, 1980 saw the birth of the Camry as a front engine rear drive vehicle, the Celica Camry. In 1982, we introduced a front engine front drive (FF) layout and began exporting the Camry as a high-end FF sedan. Since then, the Camry has earned the unequivocal endorsement of customers in more than 100 countries and regions, including the United States, Canada, Australia, Europe, the Middle East, and Asia. In September 2005, Camry sales passed the 10-million-vehicle milestone. Moreover, in eight of the past nine years the Camry has claimed the prestigious title of best-selling passenger car in the United States.

The Camry is a key accelerator of Toyota's global operations, and we have steadily expanded production of the model around the world.



Cumulative Camry Sales Worldwide
(Thousands of units)
12,000
10,000
8,000
6,000
4,000
2,000
0
1st Generation
2nd Generation
3rd Generation
4th Generation
5th Generation
CY '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Note: Different from fiscal year figures

The New Camry's Mission

Pursuit of Global Best, Local Best

Realization of Worldwide Simultaneous Production Start-Up

The New Camry's Mission

The Challenge—Simultaneous Worldwide Start-Up

"Global best, local best"—these commitments rule the development of Toyota's mainstay global models. By "global best" we mean building cars with common value worldwide while pursuing the world's highest levels of quality and performance. The global best concept is fundamental to the Toyota mind-set. We want to give superior quality and outstanding cost performance to customers buying Toyota vehicles throughout the world.

On the other hand, "local best" expresses a commitment to accurately reflecting the needs and values of customers in different regions. Toyota enhances the value of its core global models by marrying its commitments to being global best and local best, and this approach was pivotal in the development of the new Camry. We took on the double challenge of building a car that incorporates common international value and local needs.

Further, we set ourselves the additional task of achieving a simultaneous worldwide start-up of production for the new Camry. Conventionally, plants in Japan had production up and running before overseas plants came onstream in stages over a period of a year or more. For the new Camry, we sought to shorten that time lag and initiate production at almost the same time around the world. Not only does simultaneous start-up significantly heighten development and production efficiency, it enables us to offer customers worldwide the latest Camry as an "in-season" car.

Product Development Approach I

An Unexpected Comment from a Camry Driver

At the beginning of 2002, chief engineer (CE) Kenichiro Fuse was entrusted with the development of the new Camry. Failure was not an option because of the model's importance in the rollout of Toyota's worldwide operations. The first thing our CE did was visit customers. Although the Camry is the best-selling passenger car in the United States, he felt the

The New Camry Production Bases


China
(Guangzhou plant came onstream in May 2006)
Russia
(St. Petersburg: production scheduled to begin in 2007)
Japan
Taiwan
Thailand
Australia
United States
(Consignment production to begin at North American plant of Fuji Heavy Industries Ltd. from spring 2007)
United States
(Kentucky)

Solidarity Was the Cornerstone of Team Camry's Success



Kenichiro Fuse

Chief Engineer, Product Development Group, Toyota Motor Corporation

The Camry—one of Toyota's flagship global models—claims the largest share of the U.S. passenger car market. So for me, taking on the development of the new Camry was a very big challenge. What's more, for this project, not only did we have to develop a car that would win even stronger customer endorsement, we had a special mission—to launch its production simultaneously around the world. When we began, I found the prospect of simultaneously working with multiple production bases worldwide a little daunting. However, once the project was under way my doubts vanished. All of the things I thought might be obstacles, such as tight schedules, the unprecedented nature of the project, national differences, language barriers, and so on, in fact gelled the development team together. Every day, we made further progress with the project and gathered increasing momentum. Another thing that helped was the friendly rivalry among the bases of different countries. By tackling the project and learning from each other's experience, we were able to produce results beyond expectations. For me, working on this project amid the camaraderie of Team Camry, which became like family, was a fantastic experience.

development team needed to know how customers on the ground actually use and rate the Camry. With that in mind, Kenichiro Fuse sent a team from Japan to the United States to survey 32 families in six cities. However, the makeup of this team was unusual because he wanted the whole Camry development team to see firsthand how the market saw the Camry. Accordingly, in addition to marketing and product planning specialists, the team also included technical specialists, such as designers and product assessors.

During the survey, an unexpected comment from one Camry driver was a real eye opener for the members of the development team, "the Camry really is a great car but it is not exciting." In other words, the reliability that we had built up through successive models had also inadvertently created a negative image. That comment motivated Mr. Fuse and his development team to engineer a completely new Camry.

Product Development Approach II

Rejuvenation Is the Key Word

Vehicle-planning discussions for the new Camry began in fall 2002. We debated the development key word based on the theme of making the Camry a new global benchmark for mid-size sedans. Given all the gloomy news about economic slumps, natural disasters, and so on in society today, we decided we wanted to give people's lives a shot of youthful vigor. As a result, we chose the design theme of "rejuvenation."

In styling—a major determinant of a car's image—we went for an Athletic & Modern look. At a glance, drivers get a feeling of youthful excitement from the taut futuristic lines. Further, we incorporated Toyota's latest technologies in all aspects of the vehicle. To realize exciting driving, we upgraded the suspension and renewed brakes





Visiting a customer in the United States
We visited 32 Camry-owning families in six U.S. cities to hear firsthand their evaluations of the Camry and how they use it.



The Quest for a Challenging and Exciting Vehicle



Andrew Coetzee
Vice President, Product Planning Department, Toyota Motor Sales, U.S.A., Inc.

My job was to reflect feedback from U.S. Camry drivers and our dealers in the development process of the new-model Camry. The Camry is an outstanding vehicle, much-loved by many customers in the States. However, there were many issues that we had to overcome to further evolve the Camry. We worked to make the Camry more than simply a highly useful car. We aimed to reinvent it as a more exciting car that customers would feel truly passionate about. For example, we introduced a passion to the Camry through a bold redesign of the basic body proportions, a visually and dynamically expressive SE grade.





Above: The reborn Camry sports sleek lines, upgraded driving performance, and outstanding safety and environmental performance. Below: By introducing the hybrid model in the United States, we increased the attractiveness of the new Camry.

while adding a new V6 engine and a newly developed six-speed automatic transmission for overseas models. We also used a vehicle body with a Multi-load-path construction* that dissipates the energy of side collisions. Regarding environmental technology, we introduced the Camry Hybrid in the United States, where the Camry has its strongest sales.

Thanks to such customer-centered product development, the new Camry is selling briskly. However, before reaching that stage we had to clear a major hurdle. We had to discover how to make the Camry an even more desirable car.

* Multi-load-path construction: not only the side members but also the roof, front seat frames and center cross member have been reinforced, compared to previous models, thus increasing the side strength to reduce the amount of cabin deformation.

Simultaneous Worldwide Start-Up I

Team Camry Enters the Fray

Toyota has an *Obeya*, or large-room, system that dates back to its early days. When developing a new vehicle, managers responsible for decision making in a range of departments, such as design and production engineering, gather in one place and create task teams. We created a framework for the new Camry project that enabled coordination between a global *Obeya*, located at the head office development hub in Toyota City, Aichi Prefecture, and local *Obeya*, established at production bases in the United States, Australia, and Asia. Then, Team Camry began grappling in earnest with the difficult task of realizing the simultaneous worldwide start-up of production.

The challenge was to orchestrate the system without any hitches. CE Fuse recalls, "Fostering a common vision for the new Camry and strictly maintaining timely information sharing were vital. And, the best way to do that was through face-to-face communication." At least every three months, managers from production bases around the world gathered in Japan to share issues and report on progress at Milestone Meetings. Also, Mr. Fuse visited local development teams to communicate his vision as CE, making more than 20 trips to North America alone. Further, Team Camry used the high-speed communication of meeting minutes to promote daily information sharing. In fact, the meeting minutes were sometimes handwritten because Team Camry made a point of rapidly conveying topics debated in the global *Obeya* to bases around the world. This swiftness enabled global decision making and engendered a sense of unity that underpinned the work of Team Camry.

Simultaneous Worldwide Start-Up II

Preparation of Master Technical Drawings

For an international project, we gave ourselves a very short period to realize high-quality vehicle manufacturing. The secret to meeting that tough schedule was the team's effort to build a highly finished performance confirmation vehicle (CV) based on a set of master technical drawings. Normally, the first step in the development process is to build a prototype vehicle using test components. If any glitches come to light, the design is changed. A CV is then built using actual components. This method extends the development period and leads to complacency. But, if from the outset a set of master technical drawings can be established that will not require subsequent design changes, there is no need to build a prototype vehicle. While this type of development without prototype vehicles is not unusual at



Members of the local *Obeya* at our Australian plant
Constant contact with the development hub at the global *Obeya* in Japan enabled simultaneous development.



The express communication of meeting minutes played a large part in the global sharing of information. The left side of the minutes outlines the content of meetings in Japanese, with an English translation on the right side. After meetings, the global *Obeya* immediately distributed the minutes to various production bases.

Development System for the New Camry


Japan
Global *Obeya*
(Development hub)
United States
Local *Obeya*
Asia (Thailand, China, and Taiwan)
Local *Obeya*
Australia
Local *Obeya*

Obeya system:
A task force system for the development of new vehicles in which all of the managers responsible for decision making in related divisions gather in one place.

The Key to Success in a Global Project



John Bell

Chief Engineer, Product Office, Toyota Motor Corporation Australia Ltd. (TMCA)

As the leader of the Camry project at the plant in Australia, I was heavily involved in coordination with Toyota's head office from the start of development, visiting Japan frequently. It was the first time that I had played a part in a project to simultaneously develop one vehicle, the Camry, using an international production platform. The project presented numerous challenges, including digital assembly* and production preparation based on globally common technical drawings. Nevertheless, the project went smoothly thanks to international teamwork and our shared commitment to the Toyota Way.

* Digital assembly refers to the use of digital engineering to conduct assembly trials using a virtual vehicle.



With the aim of realizing development without a prototype vehicle, highly finished technical drawings were created through collaboration among the design department, the production department, suppliers, and other departments at Design Review Meetings.



Digital engineering, using simulation technology for the creation of virtual vehicles, played a crucial role in orchestrating the development of the new Camry at multiple sites around the world.

Toyota, attempting to do so on such a large-scale global project was unheard of.

The Design Review Meeting was the prime mover in the creation of the set of master technical drawings. Team Camry threw out the commonplace idea that preparing technical drawings is the job of the design department. The drawings were the product of know-how from a range of operational functions. Our production and purchasing departments took part in the Design Review Meetings and were fully involved in creating the drawings. As a result, spurred by the pressure of knowing design changes were not allowed after the completion of the drawings, Team Camry created high-quality actual components with almost no defects and was able to build a very highly finished CV in a short period. Having completed the CV, the Team Camry members felt success was within reach.

Simultaneous Worldwide Start-Up III

One Component, One Drawing

In conjunction with the preparation of master technical drawings, Team Camry took on another challenge: the strict limitation of every component to one drawing. In some cases, different plants had different drawings for the same component. The disparities had come about because of adaptations to differing production equipment and methods among plants and suppliers. However, such diversity was an obstacle to the establishment of universal quality and the enhancement of productivity. Only having one drawing for each component makes it easier to achieve uniform quality and synchronize operations internationally.

A one-sided attempt to squeeze each component into a single blueprint

Development Stages of the New Camry

New model developed without a prototype vehicle


Prototype vehicle
FS vehicle (final prototype vehicle)
CV (performance confirmation vehicle)
Pilot production vehicle (mass production confirmation vehicle)
×
×

Limiting Each Component to a Single Drawing



Hidekazu Otowa

General Manager, Body Engineering Division 1, Toyota Development Center 1, Toyota Motor Corporation

Common technical drawings for each component were a precondition for the realization of a simultaneous worldwide production start-up. My task was to prepare a single set of design technical drawings for a high-quality vehicle body that brought together and reflected the different production requirements of plants in different regions. To achieve that, I not only visited Toyota plants the world over, I went to local suppliers to explain the design concept and the importance of having a single master technical drawing for each component of the new-model Camry. In the development process, we worked to solve problems rapidly through the sharing of all types of information, doing our utmost to avoid design changes in the final stages. There was some trial and error, but our successful creation of a high-quality car gives me the greatest satisfaction.

Consolidating the Requests of Various Plants into a Single Set of Drawings



Noriaki Ikari
Project General Manager, Global Production Center (GPC), Toyota Motor Corporation

My job was to examine the technical drawings from the standpoint of manufacturing and establish production preparation that was suited to mass production and that would proceed smoothly. Previously, plants in Japan and the U.S., which started production ahead of other plants, examined most of the technical drawings and test vehicles. As a result, the requests of plants starting production later could not be incorporated, which often led to difficulties. For this project, however, from the initial design stages team members gathered at the Global Production Center and took advantage of digital assembly to include the requests of various plants in a single set of technical drawings. Unifying the requests of all of the plants and hammering out a consensus took a lot of time and energy. However, it made a major contribution to the achievement of a simultaneous worldwide production start-up by stimulating communication among plants and enabling trouble-free production preparation.

would have been counterproductive. The technical drawings needed the backing of production managers at plants and suppliers around the world. By having these managers take part in the Design Review Meetings, we enabled lively discussion about production methods, and this allowed the team to resolve the problems at the design stage and to incorporate changes into the technical drawings. Through this global process, Team Camry summarized all of the feedback from the production side into a "single voice." It is not an exaggeration to say that the achievement of simultaneous start-up and uniform quality worldwide would have been impossible without the frontloading and resolution of all kinds of quality risks and production engineering issues at the design and technical drawing stages.

Simultaneous Worldwide Start-Up IV

Toward Global Pilot Production

Once we used the CV to check performance and quality, the mass production trial, known as pilot production, began. Until this point, after pilot production at plants in Japan finished, overseas pilot production was carried out, making further adjustment of production lines to suit each region unavoidable. However, this staggered system could not achieve a simultaneous start-up. Therefore, Team Camry set about creating a single, intensive global pilot production.

Representatives from the various bases gathered at the Motomachi plant in Toyota City, in Aichi Prefecture, to assemble the new Camry. The trial highlighted numerous issues. For example, it revealed that while tall workers could reach the innermost part of the engine room to attach components, shorter workers could not. Such were the types of problems that only became apparent thanks to the global pilot production. Through a process of repeated trial and error, Team Camry identified and eliminated these problems one by one. At the end of the global pilot production, the troubleshooters had an impressive haul of more than 3,000 issues resolved.

Global pilot production for mass production of the new Camry enabled the retooling of production lines in one fell swoop and near perfect start-ups in each country. The launch of production of a new model usually requires the line to shut down for a few days. However, in the United States our Kentucky plant changed over from the production of the old Camry to the new model without stopping the line.



Through exhaustive efforts to create a single technical drawing for each component, we successfully incorporated the production requirements of bases in different countries in all technical drawings. This enabled us to achieve uniform quality simultaneously around the world.



Production managers from bases worldwide gathered in Japan to undertake the global mass production trial, which we call global pilot production. Thanks to the results of that trial, we were able to move forward with production preparation for the synchronized world start-up in a single concerted push.

The Latest Camry Sets New Benchmarks in the Reduction of Global Development Costs



Mark Boire

General Manager, Production Engineering, Toyota Motor Engineering & Manufacturing North America, Inc.

In my role on the North American Cost Reduction Committee, I was responsible for overall cost reduction activities for the new-model Camry. In the past, it was difficult for the design department at Toyota's head office in Japan to "see" the costs of the North American production side. To make those costs more visible, we formed subcommittees tasked with tackling the main cost items of a particular function, such as engine, power transmission, and chassis. My mission was not only to oversee those subcommittees but also to convey the cost reduction ideas of the subcommittees to the design department at the head office and to work with the design department to realize those ideas. Our achievements will likely become the new benchmarks for cost reduction activities in our global development of vehicles.

Moreover, the line had a trouble-free start-up, reaching peak production in a very short time.

Cost Reduction Steps

Visualize Costs

To be successful, the new Camry had to surpass its predecessor in every respect, including quality and performance. In these initiatives, cost reduction activities made a major contribution. But run-of-the-mill efforts would not have taken us anywhere near the targets. Therefore, it was critical to take a more comprehensive, global approach to cost reduction activities. With that in mind, the team launched the global Cost Reduction Committee.

The committee's work was not confined to curbing the cost of purchased components and in-house components; rather, the committee turned its attention to all elements of cost, going as far as reviewing such items as logistics. Further, the committee tasked regional subcommittees with tackling the main cost items of particular functions in their region. While production bases around the world moved forward with simultaneous development, we set challenging cost benchmarks based on the lowest cost among the respective regions. Needless to say, we also had to maintain high quality.

In response, we made costs "visible" through deep, painstaking analysis of cost composition. For example, we would examine an in-house component in relation to line capacity usage rates, production volume, usage with other components, production equipment depreciation, and labor costs. The cumulative effect of such unglamorous efforts was that cost targets thought of as unreachable became feasible. One of the participants in the cost reduction activities recalls, "When you set about reducing cost beyond a certain magnitude, minor adjustments are no



Global Cost Reduction Initiative

Eleven subcommittees tasked with examining cost reductions for specific cost items


Vehicle body design
Engine design
Drivetrain design
Chassis design
Electronics engineering design
Purchasing
Production
Distribution cost
Development cost
Free repair cost
Sales

longer enough. It then becomes a provocative challenge; you become determined to clear that target no matter what."

The Camry's Future

A Strong Start for the New Camry

The full remodeling of the Camry strengthened its brand power and revolutionized the way Toyota builds cars. "Despite facing numerous difficulties, Toyota and Team Camry created a car that more than lived up to their expectations," CE Kenichiro Fuse surmises.

Sales of the new Camry made a promising start following its much-anticipated launch at the beginning of 2006. In the U.S. market, in accordance with plans, existing Camry owners welcomed the new model while the percentage of young customers among buyers jumped from 17% to 26%. These figures clearly show that Team Camry hit its mark. Customer feedback has been enthusiastic, including comments like "the V6 engine gives exciting performance," "the brakes are outstanding," and "although the styling is sharp, the cabin is spacious and comfortable."

Furthermore, May 2006 saw the long-awaited marketing of the Camry Hybrid in North America. Nothing signals Toyota's unbending commitment to popularizing hybrids as mainstream eco cars more clearly than the development of a hybrid model of the best-selling passenger car in the United States. Realizing outstanding driving performance and the environmental performance of a compact car, the hybrid not only opens up a new future for the Camry, it will also significantly benefit the global environment. As the first hybrid to be built in the United States, it also represents a milestone for our localizing efforts.



Simultaneously realizing sharp dynamic styling and a spacious comfortable cabin space, the new-model Camry continues to win high acclaim in the mainstay North American market.



May 2006 saw the unveiling of the Camry Hybrid in North America. We aim to harness the unique acceleration and unmatched environmental performance of hybrid vehicles to swell the ranks of Camry fans.

Focusing on Offering Reliable Quality



Vinnie Venugopal

General Manager, Quality Control Division, Toyota Motor Manufacturing, Kentucky, Inc. (TMMK)

Our primary role was to meet customers' ever demanding quality expectations with the new Camry. Fundamental to this goal was the establishment of "One Voice" to Design from all manufacturing locations. For a successful Camry launch, it was imperative that all problems be addressed early in the developmental stage. We communicated early to Design, manufacturing and customer concerns that needed to be incorporated in drawings. Our Quality Engineering team checked and confirmed more than 17,000 technical related items on drawings. Late engineering changes were thus limited. This enabled us to transition from the old generation Camry to the new one without production stoppage. Lastly, our newly created Quality slogan "With Customers in Mind, Build it Right the First Time," not only epitomizes the will of our team members, but also the dedication to meet customers' expectations.

Wider, Deeper, Worldwide


TOYOTA
The construction of our Russian plant in St. Petersburg is under way, with December 2007 slated for production start-up.


In May 2006, the Camry began rolling off the line at a newly constructed plant in Guangzhou, China.

In step with its accelerating worldwide development, Toyota is decisively moving forward with localization. Focusing particularly on production activities, which can make significant contributions to local economies, we are building new plants and increasing the production capacities of existing plants. The Camry typifies this trend. In May 2006, we started production of the new Camry in China at a new plant, Guangzhou Toyota Motor Co., Ltd., with an annual production capacity of 100,000 vehicles. Moreover, the construction of a new plant scheduled to come onstream in December 2007 is under way in St. Petersburg, Russia. Our aim is to entrench the Camry's standing as a global car through the development of a production network that is more deeply rooted in local communities.

For our other core global models, which are thriving in markets worldwide alongside the Camry, we are embarking on new ventures to fulfill their different missions. Adding to production in Japan and France, we began building the Yaris in Thailand from January 2006. The Yaris is already a perennial favorite in Japan and Europe. Also, we have slated the Corolla for remodeling. Because the Corolla has more model types and production bases than the Camry, development and production preparation call for measures that are even more meticulous and innovative.

Core Global Models


Corolla


Camry


Yaris


Hilux VIGO, IMV Series

The new Camry development project took on the daunting tasks of pursuing the commitments to global best, local best and achieving the simultaneous worldwide start-up of production, and the fruits of those efforts are steadily emerging. Now, as it heads for new horizons, Toyota is taking up new challenges in the global rollout of its automotive operations.


CAMRY

Consolidated Vehicle Sales and Production

(FY 2006)

■ Consolidated Vehicle Sales (Thousands of units)
■ Consolidated Production (Thousands of units)

Europe 1,023 628

Middle East 405

Asia 880 836

Japan 4,684 2,364

North America 2,556 1,201

Central and South America 233 122

Oceania 251 113

Africa 253 132

Vehicle Sales by Region


Other Regions
Japan
14.4%
29.7%
Asia
11.0%
FY 2006
12.8%
Europe
32.1%
North America

Contents

Automotive Operations

Revenues........................¥19,338.1 billion (+13.0%)
Operating income...........¥1,694.0 billion (+16.6%)

In fiscal 2006, robust growth in vehicle production and sales worldwide pushed consolidated revenues up 13.0%, to ¥19,338.1 billion. Operating income rose 16.6%, to ¥1,694.0 billion, because currency exchange rate fluctuations, increases in vehicle production and sales, and cost reduction activities offset a reduction in net gain on the transfer to the government of the substitutional portion of certain employee pension funds and higher expenses resulting from business expansion.


Revenues and
Operating Income
(¥ Billion)
(¥ Billion)
20,000
2,000
15,000
1,500
10,000
1,000
5,000
500
0
0
FY '02 '03 '04 '05 '06
Revenues
Operating income (Right scale)

Financial Services Operations

Revenues...........................¥996.9 billion (+27.6%)
Operating income..............¥155.8 billion (−22.4%)

A 27.6% increase in consolidated revenues, to ¥996.9 billion, resulted from higher financing volume accompanying brisk vehicle sales. Meanwhile, a 22.4% decline in operating income, to ¥155.8 billion, was due to such factors as the valuation losses on interest rate swaps stated at fair value and the gain in fiscal 2005 to record prior-year adjustments relating to accounting for loan origination costs by a sales finance subsidiary in the United States.


Revenues and
Operating Income
(¥ Billion)
(¥ Billion)
1,000
250
800
200
600
150
400
100
200
50
0
0
FY '02 '03 '04 '05 '06
Revenues
Operating income (Right scale)

Other Business Operations

Revenues.........................¥1,190.3 billion (+15.5%)
Operating income................¥39.7 billion (+17.8%)

Revenues increased 15.5%, to ¥1,190.3 billion, while operating income was up 17.8%, to ¥39.7 billion, due to such factors as favorable production and sales in the housing business.


Revenues and
Operating Income (Loss)
(¥ Billion)
(¥ Billion)
1,200
40
900
30
600
20
300
10
0
0
−300
−10
FY '02 '03 '04 '05 '06
Revenues
Operating income (loss) (Right scale)

Automotive Operations LEXUS

Lexus Vehicle Sales



(Thousands of units)
500
400
300
200
100
0
FY '02 '03 '04 '05 '06
North America
Europe
Japan
Others

Since its 1989 launch in North America, Lexus has won overwhelming praise from customers and established an unassailable position as a prestige brand. To build a truly global premium brand, Toyota is taking new measures to catapult Lexus forward.

Market Strategy

Move from North America to Europe, Asia, and Japan

Aiming to take Lexus to the next level as a global premium brand, we stepped up marketing in Europe and Asia to supplement the brand's August 2005 launch in Japan. The standing of Lexus as the number one luxury brand in North America is unquestioned, with the region accounting for almost 80%, or 319,000 units, of the 415,000 Lexus vehicles sold worldwide in fiscal 2006. Now, we will expand sales networks to increase Lexus business in regions outside North America.

In Europe, we will rapidly lift sales past the 60,000-vehicle mark—from the fiscal 2006 level of 35,000 units—by strengthening and adding to our network of dedicated Lexus dealers and bolstering advertising.

In Asia, particularly in China's fast-growing automotive market, we will open additional dedicated Lexus dealers. By targeting major cities, we will expand our existing network of approximately 10 dealers through stepped-up development of the network in China.

In Japan, approximately 15,000 vehicles were sold between August 2005, when Lexus debuted, and March 2006. Plans call for expansion of the network of dedicated Lexus dealers from the initial 151 to about 180.


Lexus debuted in Japan

Product Strategy

Pursue true luxury to create unmatched products

The Lexus GS and the Lexus IS, which we fully remodeled in time for the premiere of Lexus in Japan, posted solid sales in the mainstay North American market. In April 2006, we remodeled the Lexus ES, which features enhanced comfort, safety, and driving performance.

Under the Lexus badge, our mission is to create high-end automobiles with new value that is in step with the 21st century. To that end, we are eagerly incorporating hybrid systems into Lexus models to achieve radically differentiated driving and


LS


GS (Hybrid model)


ES


IS

environmental performance. We introduced hybrid versions of the Lexus RX SUV, in May 2005, and the Lexus GS sedan, in April 2006, and both models have already earned strong market support. Further, we have slated a complete transformation of the flagship Lexus LS model in time for its September 2006 debut in Japan. Spring 2007 will witness the launch of an LS hybrid model. In February 2006 in Europe, we unveiled the Lexus IS featuring an advanced clean diesel engine to heighten the presence of Lexus in the market for diesel vehicles, which is becoming the region's mainstay.

In the quest to redefine luxury, Lexus will continue raising the bar for all facets of luxury-brand sedans, from service quality to design, driving pleasure, environmental performance, and safety.


Lexus dealer (United Kingdom)

Leading-Edge Technology Built into Lexus

The Lexus brand aims to realize new value that goes beyond traditional ideas and benchmarks for luxury automobiles.
As befits the brand's mainstay model, the LS is full of the very latest technology.

■ World's First Eight-Speed Automatic Transmission



The last word in electronic control technology, this new transmission achieves seamless acceleration and outstanding fuel efficiency and quietness unobtainable from conventional automatic transmissions.

■ World's First Rear Pre-Crash Safety System



A millimeter-wave radar in the rear bumper scans vehicles approaching from behind and determines the probability of a collision. If the system determines that a collision is unavoidable, it lessens the impact on the heads of passengers by moving the front-seat headrests forward until they touch the passengers' heads.

■ World's First Pedestrian Recognition Stereo Camera



This is a pre-crash safety system employing an upgraded millimeter-wave radar to detect the presence of pedestrians, recognition of which was problematic with the previous generation of technology. If the system detects a high possibility of collision, it sounds an alarm. If corrective maneuvering does not take place, the pre-crash brakes are activated to reduce the collision speed.


Business Overview
Automotive Operations Japan
Ractis


Vehicle Sales in Japan
(Thousands of units)
2,500
2,000
1,500
1,000
500
0
-1.9%
1,769
-0.7%
2,364
FY '02 '03 '04 '05 '06
Unconsolidated
Consolidated


Market Share in Japan
(%)
50
40
30
0
44.3%
40.9%
FY '02 '03 '04 '05 '06
Excluding minivehicles
Including minivehicles

Toyota will maximize growth opportunities by developing and offering products with enhanced appeal amid steady trends in its home market.

Market Conditions

Steady demand in domestic market as automotive market undergoes structural change

Fiscal 2006 saw total new vehicle sales rise slightly to 5.86 million units, while sales excluding minivehicles edged down to 3.91 million units. In recent years, demand in the non-minivehicle market has held steady just below 4.00 million units while demand has shifted toward minivehicles and used vehicles. In fiscal 2007, the non-minivehicle market is projected to stay around the 4.00-million-vehicle mark.

Performance Overview

Toyota keeps market share above 40% despite slight decline in vehicle sales

In tough market conditions, the Toyota Group, including Daihatsu Motor Co., Ltd., and Hino Motors, Ltd., vigorously marketed vehicles. However, domestic vehicle sales of 2.36 million units on a shipment basis came up just short of the previous year's results, and our share of the non-minivehicle market adjusted slightly, from a high-water mark of 44.5% to 44.3%. Nevertheless, Toyota claimed more than 40% of the market for the eighth straight year.

Looking at sales trends by model, the Vitz, which was fully remodeled in the previous fiscal year, and new models, such as the Ractis and Belta, sold briskly.

Domestic Lineup Highlights		
2005	October	Launch of the **Ractis** compact passenger car
	November	Full remodeling of the **RAV4** small SUV
		Launch of the **Belta** compact sedan
	December	Full remodeling of the **bB** compact 2-box
2006	January	Full remodeling of the **Estima** high-end minivan
		Launch of the **Rush** compact SUV
		Full remodeling of the **Camry** high-end FF* sedan

* Front engine front drive


bB


Estima


Rush

Market Strategy

Step up development of attractive vehicles to stimulate demand

In the domestic automotive market—which has trended steadily in the past several years—we will actively take measures to invigorate the market and achieve medium-to-long-term growth. To spur replacement demand by creating new value in cars, Toyota will offer products that customers find even more appealing and move forward with technology development.

Further, we will continue restructuring sales channels to cater to customers with diverse needs and values. Having already consolidated sales channels from five to four and launched the new Netz sales channel in 2004 through the advancement of a revised product and channel strategy, we differentiated sales channels more sharply by launching new visual identities for Toyota dealers, Toyopet dealers, and Corolla dealers in March 2006.


Ractis


Belta

Strengthening Sales Channel Identity

In March 2006, we created new visual identities for the Toyota, Toyopet, and Corolla sales channels by installing new signboards inside and outside dealers that reflect each channel's distinctive character. Specifically, we enhanced and differentiated the look of dealers' signboards by renewing sales channel logos, using distinctive colors and materials for each channel, and incorporating a three-dimensional Toyota marque. Furthermore, to be environment friendly, we curbed the amount of electricity used by signboards. Going forward, we will continue developing dealers to underscore their particular channel identities while ensuring dealers explain products more fully and provide comprehensive after-sales services.

[Main Channel Focuses]

Toyota:	Luxury vehicles
Toyopet:	Mid-size vehicles
Corolla:	Compact vehicles
Netz:	Unique vehicles


TOYOTA


TOYOPET


COROLLA

Automotive Operations North America


Consolidated Vehicle Sales and Production in North America
(Thousands of units)
+12.5%
2,556
+3.9%
1,201
3,000
2,500
2,000
1,500
1,000
500
0
FY '02 '03 '04 '05 '06
Consolidated vehicle sales
Consolidated production*
* Excluding vehicles produced by NUMMI (unconsolidated company)


Market Share in North America
(%)
13.3%
15
10
5
0
CY '01 '02 '03 '04 '05
Note: Different from fiscal year figures

Toyota will continue to raise local production capacity while enriching lineups in the North American market, which promises ongoing growth.

Market Conditions

Growth in U.S. and Canadian automotive markets stays solid

In fiscal 2006, total vehicle sales in the U.S. automotive market grew year on year for the second successive year, reaching 17.03 million vehicles. Meanwhile, the Canadian market outperformed the previous year for the first time in three years, with total sales of 1.59 million vehicles. Due to a hike in gasoline prices, there was a marked shift in demand toward fuel-efficient small and mid-size cars and an overall slackening in sales of SUVs and other large models. However, the North American automotive market will likely sustain growth on the back of a rising population and continued steady economic conditions.

Performance Overview

U.S. vehicle sales top previous high for 10th consecutive year

In North America in fiscal 2006, Toyota sold 2.55 million vehicles and built 1.20 million vehicles on a consolidated basis. Including Toyota-brand vehicles contributed by unconsolidated New United Motor Manufacturing, Inc. (NUMMI), North American production amounted to 1.57 million vehicles. In the United States, Toyota posted a new vehicle sales record for the 10th straight year, shipping 2.30 million vehicles.

Sales of large SUVs declined, partly because certain SUVs were nearing model changes. However, vehicles remodeled during the year—the Avalon, Tacoma, and RAV4—sold briskly. Further, the Scion-marque

Lift Local Production Capacity to 1.98* Million by 2008	
Canada (TMMC)	250,000 vehicles
Kentucky (TMMK)	500,000 vehicles
Indiana (TMMI)	300,000 vehicles
California (NUMMI)**	400,000 vehicles
Mexico (TMMBC)	50,000 vehicles (increase from 30,000 to 50,000 units in 2007)
Texas (TMMTX)	200,000 vehicles (scheduled for October 2006 start-up)
Canada, second plant	150,000 vehicles (scheduled for 2008 start-up)
Production outsourcing to North American plant of Fuji Heavy Industries Ltd.	100,000 vehicles (scheduled for spring 2007 start-up)

* Toyota plans to fill the 30,000-vehicle gap relative to total plant production capacity by enhancing efficiency and increasing personnel at existing plants.

** The California plant is a Toyota-General Motors joint venture company that is accounted for using the equity method. Production capacity figures include vehicles for General Motors.

Note: Please see the Overseas Manufacturing Companies section on page 134 for full plant names.


RAV4


Prius


Scion tC

vehicles, targeting the younger generation, and the Prius hybrid vehicle achieved steep increases in sales. In 2005, Lexus ranked as the best-selling prestige-sedan brand in the United States for the sixth successive year thanks to robust sales of the new IS and GS models and the marketing of the RX400h SUV.

Market Strategy

Expand operations rooted in local communities through further localization

Our plans call for further strengthening of North American operations based on continued expansion of local production capacity and enhancement of lineups. In efforts to increase local production, Toyota will commence operations at a new plant in Texas in October 2006, step up production capacity in Mexico in 2007, and begin production at a second plant in Canada in 2008. In addition, in spring 2007 annual production of 100,000 units of the Camry for North America will begin at the North American plant of Fuji Heavy Industries Ltd.

In lineup enhancement, we fortified hybrid vehicles by debuting a Camry hybrid vehicle to complement the Prius and the Lexus RX400h. Local production of the Camry Hybrid is scheduled to get under way in October 2006 at our Kentucky plant. In addition, to further the localization of product development, we plan to break ground for new facilities with design capabilities at the Michigan research and development center.


Avalon


Tacoma

New Company Overseeing R&D and Production

In April 2006 in Erlanger, Kentucky, Toyota established a company with overall control of research and development and production in North America: Toyota Motor Engineering & Manufacturing North America, Inc. (TEMA). By integrating the production control functions of Toyota Motor Manufacturing North America, Inc. (TMMNA), and the research and development functions of Toyota Technical Center U.S.A. Inc. (TTC), the new company will raise the speed and efficiency of workflow between the Company's R&D and manufacturing arms while furthering localization.



North American Production Support Center Opens

Adjacent to our Kentucky plant, we inaugurated the North American Production Support Center (NAPSC) in January 2006, which began training for all major manufacturing processes. As a branch of the Global Production Center, established in July 2003 within the Motomachi plant in Japan, NAPSC will teach manufacturing, maintenance, and other fundamental skills to trainers in the production divisions of our North American plants.



Automotive Operations Europe


Consolidated Vehicle Sales and Production in Europe
(Thousands of units)
+4.5%
1,023
+4.5%
623
1,200
1,000
800
600
400
200
0
FY '02 '03 '04 '05 '06
Consolidated vehicle sales
Consolidated production


Diesel Vehicle Sales and Diesel Sales Ratio
(Thousands of units)
(%)
40.3%
+10.6%
345
400
300
200
100
0
40
30
20
10
0
CY '01 '02 '03 '04 '05
Diesel sales ratio (Right scale)
Note: Different from fiscal year figures

Toyota will develop operations decisively, setting its sights on raising market presence and earnings in Europe's fiercely competitive market.

Market Conditions

Amid intense competition, market size same as in previous year

In fiscal 2006, sales in the European automotive market amounted to 17.12 million vehicles, roughly the same level as in the previous year. While global automakers compete fiercely to grow sales and profits, market size will likely remain in the region of 17 million vehicles.

Performance Overview

Eighth straight sales record takes market share above 5% for first time

In Europe in fiscal 2006, Toyota posted its highest-ever sales for the eighth year running, with consolidated shipments of 1.02 million vehicles. As a result, market share on a calendar-year basis passed 5% for the first time, and Toyota rose from eighth to seventh place in Europe's passenger car market. On the back of favorable sales, consolidated production totaled 623,000 vehicles.

The Toyota brand enjoyed strong sales across the European lineup, including the Yaris, our flagship mass production model; such mainstay models as the Corolla and Avensis; and the Aygo, a small passenger car built by our joint venture company in the Czech Republic. Further, efforts to bolster diesel vehicle sales bore fruit, with diesel vehicles accounting for 40% of Toyota's vehicle sales in 2005, up from 37% in the previous year. Mindful of the European market's intensifying competition, the Company will enhance its brand image by

Lift Local Production Capacity to 825 Thousand by 2007	
United Kingdom (TMUK)	285,000 vehicles
France (TMMF)	270,000 vehicles (increase from 240,000 to 270,000 units in 2006)
Turkey (TMMT)	150,000 vehicles
Czech Republic (TPCA)	100,000 vehicles*
Russia (TMMR)	20,000 vehicles (scheduled for December 2007 start-up)

* Toyota-brand vehicles
Note: Please see the Overseas Manufacturing Companies section on page 134 for full plant names.


Avensis


Corolla


Aygo

emphasizing the unmatched quality of Toyota cars. At the same time, we will further localize purchasing to hone price competitiveness.

Market Strategy

Seek balanced enhancement of line-up, marketing, and local production capacity

Toyota aims to sell 1.20 million vehicles in the European market by 2010. To achieve that target, our basic strategy is to increase product appeal, sales capabilities, and localization.

Responding to the strong interest in environmental issues in the region, we will add to our offerings of diesel vehicles and hybrid models while actively advertising their merits and performance to grow vehicle sales.

To advance localization, we will continue staged expansion of production capacity for vehicles and such major components as engines. At our plant in France, which builds the Yaris, we raised annual production capacity by 30,000 vehicles, to 270,000 vehicles, in February 2006. Currently under construction, our new plant in St. Petersburg, Russia, will produce 20,000 vehicles a year after coming onstream in December 2007.


France plant (TMMF)

European Management Subsidiaries Integrate

In Europe in October 2005, we integrated our sales management company, Toyota Motor Marketing Europe NV/SA; our production control company, Toyota Motor Engineering & Manufacturing Europe NV/SA; and their holding company, Toyota Motor Europe NV/SA. By joining forces, the three companies are intensifying coordination between production, sales, and technology departments to enable us to move forward in the face of tough regional competition.

Enlargement of European R&D Center

To further localize technology development and enhance our ability to develop products that reflect Europe's diversifying market, we expanded Toyota Motor Europe's Technical Center, completing new offices and testing facilities in January 2006. The Technical Center will handle body engineering for models to be built in Europe and diesel engine evaluation for models to be sold in Europe.




Toyota Europe Design Development (ED[2])
(Côte d'Azur, France)


Czech plant (TPCA)

Asia and Other Regions


Consolidated Vehicle Sales and Production in Asia
(Thousands of units)
+5.7%
880
+29.0%
836
1,000
800
600
400
200
0
FY '02 '03 '04 '05 '06
Consolidated vehicle sales
Consolidated production


Consolidated Vehicle Sales and Production in Other Regions
(Thousands of units)
+22.0%
1,151
+23.3%
367
1,200
1,000
800
600
400
200
0
FY '02 '03 '04 '05 '06
Consolidated vehicle sales
Consolidated production

Toyota will accelerate growth on a global scale through stepped-up operations in the rapidly developing automobile sectors of newly industrializing countries in such regions as Asia.

Market Conditions

Advance of global motorization grows markets

The automotive market in Asia remained favorable, fueled by vigorous demand in China and Thailand. China is developing into one of the world's major vehicle manufacturing nations. In Other Regions, solid demand in the markets of Central and South America and Africa demonstrated that the global auto market continues to grow.

Performance Overview

Vehicle production and sales up sharply due to localization

Buoyed by heavy demand for vehicles in markets worldwide, consolidated vehicle sales in Asia and in Other Regions posted significant increases. Vehicle production also rose markedly due to the rollout of the IMV project in Asia and higher production volumes in China and Africa.

IMV Strategy

Speed up development of global project in readiness for increased demand

With production centered on three hubs—the ASEAN region, Argentina, and South Africa—the IMV project seeks to establish an optimized international procurement and production system that provides multipurpose vehicles to more than 140 countries and regions worldwide. Robust local sales and exports reflected markets' enthusiastic reaction to the project's dedication to "global best" products.

Anticipating increased demand, Toyota is already constructing a new plant in Thailand. We have also significantly increased production capacity in South Africa. Our

China: Operational Highlights

2005	October	Guangqi Toyota Engine Co., Ltd., announced production capacity increase
		Tianjin FAW Toyota Motor Co., Ltd., began production of the REIZ at second plant
	November	Guangqi Toyota Engine Co., Ltd., began production of the AZ engines
	December	Sichuan FAW Toyota Motor Co., Ltd., began production of the Prius in Changchun
2006	May	Guangzhou Toyota Motor Co., Ltd., began production of the Camry


REIZ


VIOS


Fortuner, IMV Series

current focus is on expediting measures to bed down the IMV project's operational platform while further clarifying the distinctive identities of IMV lineups as globally strategic vehicles.

China Strategy

Secure growth opportunities in the market while monitoring demand trends

In China, Toyota will continue investing to grow production capacity and add to product lineups while closely monitoring market trends. At the same time, we aim to heighten earnings by steadily increasing our competitiveness in the thriving local market, expanding our sales network, and increasing purchasing from local component suppliers.

In May 2006, production of the Camry began at Guangzhou Toyota Motor Co., Ltd. Also, Tianjin FAW Toyota Motor Co., Ltd., has slated mid-2007 to launch annual production of 200,000 vehicles at a third plant currently under construction.


Line-off ceremony for the AZ engines at Guangqi Toyota Engine Co., Ltd.


Line-off ceremony for the Prius at Sichuan FAW Toyota Motor Co., Ltd.

Raise Production Capacity in China to 643 Thousand by 2007


Tianjin
2002 October~ VIOS
2004 February~ Corolla
2005 March~ Crown
October~ REIZ
mid-2007 new plant
Sichuan
2000 December~ Coaster
2003 September~ Land Cruiser Prado
Changchun
2003 October~ Land Cruiser
2005 December~ Prius
Guangzhou
2006 May~ Camry


Exhibiting the new-model REIZ

Inauguration of Plant in Thailand

In December 2005, Toyota's vehicle production and sales company in Thailand, Toyota Motor Thailand Co., Ltd. (TMT), held a cornerstone-laying ceremony for its third plant, in Chachoengsao Province. Earmarked to play a major role in the expansion of the IMV project, the plant will commence production of the Hilux pickup truck in early 2007. Plans call for annual production capacity of 100,000 vehicles, investment of about ¥41 billion, and the creation of roughly 2,000 jobs.


TOYOTA

Financial Services Operations



Our global auto sales financing network encompassing 31 countries and regions provides high-quality financial services to customers seeking to purchase Toyota vehicles.

Total Assets by Financial Services Operations


(¥ Billion)
12,000
9,000
6,000
3,000
0
FY '02 '03 '04 '05 '06

Overview of Toyota's Financial Services Operations	FY 2006
Total financial services segment assets	¥11,613.5 billion
Revenues from financial services operations	¥996.9 billion
Operating income	¥155.8 billion
Credit ratings	AAA /Aaa
Operating areas	31 countries and regions worldwide
Market coverage	approx. 90%
No. of customers	approx. 11 million
No. of employees	approx. 8,000

Business Overview

Financing volume and revenues up due to robust automotive sales

In fiscal 2006, operating income declined because of such factors as the valuation losses on interest rate swaps stated at fair value that offset a large increase in revenues from financial services operations associated with higher financing volume.

Toyota's financial services operations play a vital role—underpinning the growth of the Company's core automotive operations. Because car purchases often require auto loans, delivering superior quality auto sales financing is a key part of competitive marketing. Covering 31 countries and regions, including Japan, financial services operations center on Toyota Financial Services Corporation (TFS), which has overall control of financial services subsidiaries in Japan and overseas. TFS has constructed a global network that covers approximately 90% of the markets in which Toyota sells its vehicles.

At present, TFS provides financial services related to vehicle purchases and leases to approximately 6 million customers worldwide. Further, TFS has the highest credit rating of U.S. rating agencies Standard & Poor's and Moody's. Backed by such solid creditworthiness, TFS provides services customers trust.

Business Strategy

Offer one-stop financial services centered on auto sales

In addition to auto sales financing, the TFS Group is focusing on offering comprehensive financial services that closely reflect customers' lifestyle needs. Particularly in Japan, the group provides wide-ranging financial services that include auto sales financing, retail sales of corporate bonds and investment trusts, asset development services for individuals, housing loans, and insurance. For example, Toyota Financial Services Securities Corporation offers Toyota Group corporate bonds and securities with high credit ratings denominated in foreign currencies, mainly those issued by the World Bank (International Bank for Reconstruction and Development) and other institutions.

In addition, Toyota Finance Corporation released the TS CUBIC CARD in 2001, aiming to create a more accessible and convenient credit card by incorporating functions and services not normally available from credit cards. The TS CUBIC CARD had approximately 5.4 million cardholders at fiscal year-end. Also, Toyota Finance Corporation has the largest joint ETC (electronic toll collection) membership—1.7 million cardholders at fiscal year-end—in the domestic ETC card industry.

Financial Services Operations Organization


Toyota Motor Corporation
33.4%
100%
Aioi Insurance Co., Ltd.
Toyota Financial Services Corporation
100%
100%
50%
50%
100%
Overseas Sales Finance Companies
Toyota Finance Corporation
Toyota Financial Services Securities Corporation
Toyota Asset Management Co., Ltd.
Toyota Accounting Service Co.



Other Business Operations

Toyota adapts the technologies and intellectual assets cultivated in its automotive operations to develop businesses in such areas as information technology and telecommunications, housing, and environmental preservation.

Intelligent Transport Systems Business

With the goals of enhancing the functionality of cars and advancing transportation systems, Toyota is creating products and systems for the realization of the Intelligent Transport System (ITS). In those efforts, we advance driving support systems, combine cars and information technology and telecommunications, develop systems linking cars and infrastructure, and offer models for future highway-based public transportation systems. In the same way that we took steps to realize the full-fledged commercialization and popularization of ETC, we will lead efforts to advance the practical application and spread of ITSs. We will participate in collaborative projects among government, the private sector, and academic institutions that involve undertaking research and development and proving tests.

Information Technology and Telecommunications Business

We believe that further integration of vehicles and communication is essential to enhance the convenience and comfort of cars. Focusing on cell phones, Toyota is collaborating on the planning and commercialization of telecommunications-related products and services with its main partner the general telecommunications services provider KDDI Corporation, which offers products ranging from cell phone services to fixed-line telephone domestic and international telecommunications services and Internet-related services. At the same time, we are developing a sales agency business that primarily handles KDDI cell phones.

e-Toyota Business

Toyota's comprehensive information network service GAZOO provides its 4.9 million members with information on new cars, used cars, and related services and a wide range of other information through a web site and information terminals. Further, as part of GAZOO mobility services, we provide G-BOOK, an information service for onboard terminals. At present, we are introducing upgraded versions of the G-BOOK system: G-BOOK ALPHA and G-Link for Lexus vehicles. In addition, we are introducing e-CRB (Customer Relationship Building), a state-of-the-art CRM (Customer Relationship Management) network system that helps cultivate long-term relationships with customers mainly in Thailand, Australia, and China.

Housing Business

Toyota is focusing its efforts on developing homes that feature outstanding functionality, durability, and earthquake resistance and that cater to modern lifestyles. In fiscal 2006, sales of homes increased 4.6% year on year, to 5,525 units, thanks to such efforts as the marketing of new products.

Marine Business

By making full use of the engine and other advanced technologies it has developed in automotive manufacturing, Toyota produces and markets motorboats and marine engines. In fiscal 2006, we launched a high-end pleasure boat, the PONAM-45.

Biotechnology and Afforestation Business

To contribute to the construction of a recycling society, Toyota promotes biotechnology and greening businesses. Those operations include afforestation businesses in Australia and China, sweet potato processing in Indonesia, and floriculture and rooftop "greening" in Japan. In the field of bioplastics, Toyota constructed a pilot factory within its Hirose plant and began operations in May 2005. In addition, aiming to curb the burden placed on the environment by livestock farmers and resolve such environmental issues as offensive odors, Toyota jointly developed an agent that promotes the production of fertilizer, resQ45, with Menicon Co., Ltd., launching sales in July 2006.



Pilot factory in Toyota's Hirose plant

R&D and Intellectual Property

Based on guiding principles that call on us to "dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities" and "create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide," we actively pursue R&D in order to offer high-quality, low-cost products with enhanced appeal that accurately reflect increasingly diverse and advanced demand. Viewing intellectual property created by R&D as a key management resource, Toyota uses it to contribute to its business activities.

R&D Policy


R&D Expenses
(¥ Billion)
1,000
800
600
400
200
0
FY '02 '03 '04 '05 '06

Every year, Toyota actively advances R&D based on the belief that technological capabilities are the source of automobile manufacturers' forward-looking enhancement of competitiveness. In fiscal 2006, Toyota's R&D expenses increased 7.6% year on year, to ¥812.6 billion, which represents 3.9% of consolidated net revenues. Toyota's high R&D expenses in recent years have resulted from stepped-up prior investment in R&D for the introduction of new-model vehicles, environmental technology, safety technology, and other initiatives.

At Toyota, we are convinced that continuous investment in research is needed to maintain the competitive superiority of products and technologies in a worldwide automobile industry that will likely see intensified technology competition. Against that backdrop, the Company realizes efficient, advanced R&D activities that underpin the creation of high-quality, appealing products through close integration and coordination among three R&D phases—basic research, forward-looking technology development, and product development. Toyota controls research expenses appropriately by undertaking regular evaluations and reviews, in light of consultations with external parties, of such long-term basic research themes as energy, the environment, information technology and telecommunications, and materials. The Company also pursues efficient investment in forward-looking technology development and product development through the establishment of clear investment standards for each project.

Basic Research Phase:	**Development theme discovery** Research on basic vehicle-related technology
Forward-Looking Technology Development Phase:	**Technological breakthroughs related to components and systems** Development of leading-edge components and systems ahead of competitors
Product Development Phase:	**Primary responsibility for development of new-model vehicles** Development of new-model vehicles and upgrading of existing vehicles

R&D Organization

In Japan, Toyota Central Research & Development Laboratories, Inc., mainly conducts Toyota's R&D activities. Also, Toyota Group companies, including Daihatsu Motor Co., Ltd., Hino Motors, Ltd., Toyota Auto Body Co., Ltd., and Kanto Auto Works, Ltd., advance product development in close collaboration with Toyota's R&D. Further, Toyota is constructing a global development organization. We have established technical centers in North America, Europe, Asia, and Oceania in order to build cars that cater accurately to customer needs in respective regions. In addition to those centers, we have also created design and motorsports R&D bases in respective regions.

R&D Activities

The overriding goal of Toyota's technology and product development is to create advanced vehicles that enrich the lives of people by minimizing the negative aspects of cars, such as environmental burden and traffic accidents, while maximizing the positive aspects, such as driving pleasure and comfort.

In the development of safety technology, Toyota continues energetic development of active safety and passive safety technologies. For example, we were the first to commercialize a pre-crash safety system with a driver monitoring function that recognizes which direction the driver is facing. Further, we added active steering functions to our existing VDIM (Vehicle Dynamics Integrated Management) system and commercialized a new VDIM system that enhances the active safety performance and dynamic performance of vehicles. In addition, aiming to realize outstanding passenger protection, we launched the world's first SRS two-chamber airbag, which features an innovative shape and is based on the omni-support concept.

In the development of environmental technology, we continue to take wide-ranging measures aimed at reducing the burden vehicles place on the environment throughout their life cycles. The Company has commercialized a hybrid system specifically for use in newly developed FR passenger cars. And, we have developed the world's first pre-paint vehicle surface treatment agent that reduces the creation of substances of environmental concern. Also, Toyota is moving forward with the development of fuel cell vehicles—strong contenders to become the ultimate eco cars. Fitted with new in-house-developed, high-pressure hydrogen tanks, the latest Toyota FCHV became the first fuel cell vehicle in Japan to receive vehicle-type approval, and we have begun limited leasing of the vehicles.

Intellectual Property

A consistent willingness to continue taking on R&D challenges ahead of competitors to heighten product appeal and technological capabilities has been the source of Toyota's competitiveness. Because expertise and inventions always underpin products created through such R&D initiatives, intellectual property is one of Toyota's key management resources. In the past several years, our steady efforts to protect the achievements of vigorous development activities centered on the environmental and safety fields have led to an increase in the number of patents that we hold.

Using intellectual property as a management resource, we consider such factors as securing degrees of freedom in operational activities, contributing to business activities that enhance competitiveness, and promoting the spread of beneficial technologies that contribute to Sustainable Mobility*. Based on that approach, we basically have an open licensing policy and offer intellectual property under appropriate conditions.

* "Sustainable Mobility" is defined by WBCSD (World Business Council for Sustainable Development) as "the ability to meet the needs of society to move freely, gain access, communicate, trade, and establish relationships without sacrificing other essential human or ecological values today or in the future."

R&D Facilities


Toyota Technical Center
(Toyota City, Aichi Prefecture, Japan)


TEMA (Ann Arbor, Michigan, U.S.A.)


TME-RDM (Zaventem, Belgium)

Note: Please see the R&D Organization section on page 132 for full names.

Risk Factors

Operational and other risks faced by Toyota that could significantly influence the decisions of investors are set out below. However, the following does not encompass all risks related to the operations of Toyota. There are risk factors other than those given below. Any such risk factors could influence the decisions of investors.

Industry and Business Risks

The worldwide automobile market is highly competitive.

The worldwide automotive market is highly competitive. Toyota faces strong competition from automobile manufacturers in the respective markets in which it operates. Competition is likely to further intensify in light of continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota's financial conditions and results of operations. Toyota's ability to maintain its competitiveness will be fundamental to its future success in existing and new markets and its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

The worldwide automobile industry is highly volatile.

The markets in which Toyota competes have been subject to considerable volatility in demand in each market. Demand for automobile sales depends to a large extent on general, social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota's revenues are derived from sales in markets worldwide such as Japan, North America and Europe, economic conditions in these countries and regions are particularly important to Toyota. Demand may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota's financial conditions and results of operations.

Toyota's future success depends on its ability to offer innovative new, price competitive products that meet and satisfy customer demand on a timely basis.

Meeting and satisfying customer demand with attractive new vehicles and reducing product development times are critical elements to the success of automobile manufacturers. The timely introduction of new vehicle models, at competitive prices, meeting rapidly changing customer preferences and demands is fundamental to Toyota's success. There is no assurance that Toyota may adequately perceive and identify changing customer preferences and demands with respect to quality, styling, reliability, safety and other features in a timely manner. Even if Toyota succeeds in perceiving and identifying customer preferences and demands, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components (including the procurement thereof), production capacity and other factors affecting its productivity. Further, there is no assurance that Toyota will be able to implement capital expenditures at the level and times planned by management. Toyota's inability to develop and offer products that meet customer demand in a timely manner can result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota's financial conditions and results of operations.

Toyota's ability to market and distribute effectively, and Toyota's maintenance of brand image, are integral parts of Toyota's successful sales.

Toyota's success in the sale of automobiles depends on its ability to market and distribute effectively based on distribution networks and sales techniques catered to its customers as well as its ability to maintain and further cultivate its brand image across the markets in which it operates. There is no assurance that Toyota will be able to develop sales techniques and distribution networks that effectively adapt to customer preferences or changes in the regulatory environment in the major markets in which it operates. Nor is there assurance that Toyota will be able to cultivate and protect its brand image. Toyota's inability to maintain well developed sales techniques and distribution networks or brand image may result in decreased sales and market share and may adversely affect its financial conditions and results of operations.

The worldwide financial services industry is highly competitive.
The worldwide financial services industry is highly competitive. The market for automobile financing has grown as more consumers are financing their purchases, primarily in North America and Europe. Increased competition in automobile financing may lead to decreased margins. A decline in Toyota's vehicle unit sales, an increase in residual value risk due to lower used vehicle price and increased funding costs are factors which may impact Toyota's financial services operations. A negative impact on Toyota's financial services operations may adversely affect its financial conditions and results of operations.

Political, Regulatory and Economic Risks

Toyota's operations are subject to currency and interest rate fluctuations.
Toyota is sensitive to fluctuations in foreign currency exchange rates and is principally exposed to fluctuations in the value of the Japanese yen, the U.S. dollar and the euro and, to a lesser extent, the Australian dollar and the British pound. Toyota's consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may affect Toyota's pricing of products sold and materials purchased in foreign currencies. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota's operating results.

Toyota believes that its use of certain derivative financial instruments and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations, which in some years can be significant. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota's financial conditions and results of operations. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Currency Fluctuations (page 64)" and "Quantitative and Qualitative Disclosures about Market Risk (page 84)," and notes 20 and 21 (page 117) to Toyota's consolidated financial statements.

The automotive industry is subject to various governmental regulations and legal proceedings.
The worldwide automotive industry is subject to various governmental laws and regulations including those related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. Many governments also regulate local content, impose tariffs and other trade barriers, taxes and levies, and enact price or exchange controls. Toyota has incurred, and expects to incur in the future, significant costs in complying with these regulations. New legislation or changes in existing legislation may also subject Toyota to additional expense in the future. Toyota is also subject to a number of pending legal proceedings. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota's future financial conditions and results of operations.

Toyota may be adversely affected by political instabilities, fuel shortages or interruptions in transportation systems, natural calamities, wars, terrorism and labor strikes.
Toyota is subject to various risks associated with conducting business worldwide. These risks include political and economic instability, natural calamities, fuel shortages, interruption in transportation systems, wars, terrorisms, labor strikes and work stoppages. The occurrence of any of these events in the major markets in which Toyota purchases materials, components and supplies for the manufacture of its products, or in which its products are produced, distributed or sold, may result in disruptions and delays in the operations of Toyota's business. Significant or prolonged disruptions and delays in Toyota's business operations may result to adversely affect Toyota's financial conditions and results of operations.

Corporate Governance

Toyota's Basic Approach to Corporate Governance

Toyota's top management priority is to steadily increase corporate value over the long term. Further, our fundamental management philosophy is to remain a trusted corporate citizen in international society through open and fair business activities that honor the language and spirit of the law of every nation. In order to put that philosophy into practice, Toyota builds favorable relationships with all of its stakeholders, including shareholders, customers, business partners, local communities, and employees. We are convinced that providing products that fully cater to customer needs is essential to achieve stable, long-term growth. That philosophy is outlined in the "Guiding Principles at Toyota." Further, to explain those principles in more detailed terms, we prepared and issued the "Contribution towards Sustainable Development" statement in January 2005. Through such initiatives, Toyota is taking concrete measures to reinforce its corporate governance functions and to become an even more competitive global company.

Specifically, we have introduced a unique management system focused on prompt decision making for developing our global strategy and speeding up operations. Furthermore, we have a range of long-standing in-house committees and councils responsible for monitoring and discussing management and corporate activities from the viewpoints of various stakeholders to ensure heightened transparency and the fulfillment of social obligations.

Ultimately, however, a well-developed awareness of ethics among individuals is the key to successful governance systems. Without such awareness—regardless of the governance structure of a company—corporate governance cannot function effectively. Toyota has a unique corporate culture that places emphasis on problem solving and preventative measures, such as problem solving based on the actual situation on the site and highlighting problems by immediately flagging and sharing them. In other words, because Toyota's approach is to build in quality through manufacturing processes, enhancing the quality of everyday operations strengthens governance. Toyota's management team and employees conduct operations and make decisions founded on that common system of checks and balances and on high ethical standards.

Toyota's Management System

In June 2003, Toyota introduced a new management system that includes a streamlined Board of Directors and the new position of non-board managing officers with responsibility for specific operational functions. A distinctive feature of Toyota's management system is that senior managing directors do not focus exclusively on management. They also serve as the highest authorities in the specific operational functions and as the link created between management and on-site operations. Retaining an emphasis on developments on the site—one of Toyota's perennial strengths—helps directly coordinate decision making with actual operations. Management decisions can be swiftly reflected in operations, while overall management strategy is able to readily incorporate feedback from frontline operations.

Further, as part of its management reforms, the Company abolished the retiring directors' bonus payments system at the close of the Ordinary General Shareholders' Meeting in June 2006 in order to further strengthen the linkage between directors' remuneration and the Company's business results and shareholders' returns and to establish a highly transparent remuneration system that reflects duties and achievements in each term of office.

To monitor the management, Toyota has adopted an auditor system that is based on the Japanese Corporation Act. In order to increase transparency of corporate activities, four of Toyota's seven corporate auditors are outside corporate auditors. Corporate auditors support the Company's corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Board of Corporate Auditors. (As of June 23, 2006)

Systems for Ensuring Appropriate Management

As a system to ensure appropriate management, Toyota has convened meetings of its International Advisory Board (IAB) annually since 1996. The IAB consists of approximately 10 distinguished advisors from overseas with backgrounds in a wide range of fields, including politics, economics, the environment, and business. Through the IAB, we receive advice on a diversity of business issues from a global perspective. In addition, Toyota has a wide variety of conferences and committees for deliberations and the monitoring of management and corporate activities that reflect the views of a range of stakeholders, including the Labor-Management Council, the Joint Labor-Management Round Table Conference, the Corporate Philanthropy Committee, the Stock Option Committee, and the Toyota Environment Committee.


Toyota's Corporate Governance
Emphasizing Frontline Operations + Multidirectional Monitoring
Appointment
Shareholders
Board of Corporate Auditors
Majority are outside corporate auditors
Monitoring
Board of Directors
Senior Managing Directors
Managing Officers
Financial statement audits based on U.S. & Japan auditing standards
Monitoring
International Advisory Board
Labor-Management Council
Joint Labor-Management Round Table Conference
Corporate Philanthropy Committee
Toyota Environment Committee
Corporate Ethics Committee
Stock Option Committee
Disclosure Committee
The U.S. Sarbanes-Oxley Act
(internal control systems) readiness project team
NY / London stock listings
(As of June 23, 2006)

Accountability

Toyota considers the appropriate disclosure of corporate and financial information as a critical responsibility in corporate governance, and the Company works to enhance its accountability to shareholders and other investors.

With respect to financial information, in addition to quarterly reporting of financial statements, we made financial statements timelier, more transparent, and more comprehensive by only issuing consolidated financial statements in accordance with U.S. GAAP from fiscal 2004. Further, in fiscal 2006 the Company started to disclose an outlook for consolidated business results in fiscal 2007. In response to the enactment of the U.S. Sarbanes-Oxley Act, Toyota has established the Disclosure Committee. The committee works to ensure the appropriate, timely, and fair disclosure of material information.

Compliance

To firmly establish corporate ethics and ensure strict compliance, Toyota's Corporate Ethics Committee, which is comprised of members drawn from the executive vice president level and above and representative corporate auditors, deliberates issues and measures relating to corporate ethics, compliance, and risk management.

For employees, an outside attorney provides the Compliance Hotline. Also, we are reexamining the compliance risks within each division, implementing countermeasures, and entrenching them. Toyota will implement the tenets of ethical business practice by further promoting the "Guiding Principles at Toyota" and the "Toyota Code of Conduct" and by educating and training employees at all levels and in all areas of operations.

With regard to internal audits, a specialized independent organization is working on establishing a solid system to verify the effectiveness of internal controls over financial reporting. In order to enhance the reliability of the financial reporting of the Company, the three auditing functions, namely, independent accountants, corporate auditors, and internal auditors, have meetings periodically and as necessary to share information through discussion on audit plans and results that aids conducting an effective and efficient audit.

Corporate Social Responsibility

To maintain stable, long-term growth in international society, companies have to earn the respect and trust of society and individuals. Rather than simply contributing to economic development through operational activities, growing in harmony with society is a must for good corporate citizens. Mindful of the foregoing, Toyota has a range of committees that are tasked with monitoring corporate activities and management in relation to social responsibilities, including the Corporate Philanthropy Committee and the Toyota Environment Committee.

Internal Control Systems and Toyota's Basic Approach

Based on the "Guiding Principles at Toyota" and the "Toyota Code of Conduct," we, together with our subsidiaries, have created and maintained a sound corporate culture. In our actual operations, based on the "Toyota Way" principles, we integrate into our business operation processes the principles of problems identification (*"Mondai Hakken"*) and continuous improvements (*"Kaizen"*) and make continuous efforts to train our employees who put these principles into practice.

With the above understanding, internal control has been developed under the following basic policies.

(1) Legal compliance by Directors

- Ensure that Directors will act in compliance with relevant laws and regulations, and with the Articles of Incorporation, through measures such as the Code of Ethics and an orientation program
- Make decisions after comprehensive discussions at cross-sectional decision-making bodies
- Discuss significant matters and measures relating to issues such as compliance and risk management at the Corporate Ethics Committee, etc.

(2) Retention and management of information relating to the execution of responsibilities by Directors

- Retain and manage information appropriately in accordance with relevant laws and regulations

(3) Regulations and other systems related to the management of risks of losses

- Properly manage capital funds through the budgeting system and other forms of control, and conduct our business operations and manage our budget based on the authorities and responsibilities in accordance with the "Ringi" system (effective consensus-building and approval system), etc.
- Prepare an accurate financial report, and make proper and timely disclosure of information through the Disclosure Committee
- Manage compliance regarding various risks related to safety, quality control and other issues at the relevant division
- Conduct emergency drills, and take other measures to diversify risks and secure appropriate insurance, as a precaution for events such as natural disasters

(4) Efficiency of execution of responsibilities by Directors

- Policies are managed for consistency based on medium to long term management policies and on the Company's policies ("Hoshin")
- Chief Officer will act as a liaison officer between the management and operational functions, and delegate executive authority to Managing Officers realize effective and timely decision making
- Reflect advice from stakeholders, including external experts, in our management

(5) Legal compliance by employees

- Distinguish the division of responsibilities of each organization unit and maintain a foundation to ensure continuous improvements
- Periodically review legal compliance and risk management, and report to the Corporate Ethics Committee
- Quickly obtain information and achieve immediate solutions utilizing various hotlines in the Company

(6) Appropriateness of the business operations of the group

- Develop and maintain an environment of internal controls for the group by sharing the guiding principles and the code of conduct
- Manage our subsidiaries in a comprehensive manner through divisions of the Company that manage the financing and management aspects and the business activities of our subsidiaries, and ensure adequacy through information exchanges between the relevant divisions and subsidiaries

(7) Employees assisting the Corporate Auditors

- Establish the Corporate Auditors Department and assign a number of full-time staff to support this function

(8) Independence of employees described in the preceding item (7)

- Any changes in personnel in the Corporate Auditors Department require the prior consent of the Board of Auditors, or of full-time Auditor

(9) Report to Corporate Auditors

- Report periodically and from time to time on matters concerning the execution of significant operations, and immediately in the case where facts that may cause significant damage to the Company are discovered

(10) Ensure the efficient execution of audits by the Auditors

- Ensure attendance of Corporate Auditors at major board meetings, inspection of important Company documents, information exchange with independent auditors and appointment of external experts with specialized knowledge

Regarding significant differences in corporate governance practices between Toyota and U.S. companies listed on the New York Stock Exchange, please refer to the annual report on Form 20-F filed with the United States Securities and Exchange Commission. Form 20-F can be viewed at the Company's web site (http://www.toyota.co.jp/en/ir/library/sec/index.html).

Directors and Auditors

As of June 23, 2006

[Representative Directors]

Chairman of the Board



Fujio Cho

Vice Chairman of the Board



Katsuhiro Nakagawa

President, Member of the Board



Katsuaki Watanabe

Executive Vice Presidents, Members of the Board

(Main operational responsibilities)



Tokuichi Uranishi

Global Planning Operations,
Overseas (Americas, Europe & Africa, Asia, Oceania & Middle East)



Kazuo Okamoto

Research & Development
(R&D Management, Technical Administration, Design, Product Development, Vehicle Engineering, Motor Sports)



Kyoji Sasazu

Global Planning Operations / Japan Sales Operations



Mitsuo Kinoshita

Corporate Planning / General Administration & Human Resources / Finance & Accounting / Information Systems / Business Development / Government & Public Affairs / Housing



Yoshimi Inaba

Overseas (China) / Customer Service



Takeshi Uchiyamada

Production / TQM / Environmental Affairs



Masatami Takimoto

Quality / Research & Development (Power Train, Future Project) / Fuel Cell System Development



Akio Toyoda

Product Management / IT & ITS / Purchasing / Quality

[Directors and Auditors]

Senior Managing Directors

(Main operational responsibilities)



Tetsuo Hattori
Vehicle Engineering Group



Yukitoshi Funo
(Toyota Motor North America, Inc.)
(Toyota Motor Sales, U.S.A., Inc.)



Takeshi Suzuki
Business Development Group /
Accounting Group



Atsushi Niimi
Strategic Production Planning Group /
Manufacturing Group



Hajime Wakayama
Purchasing Group



Hiroshi Takada
Global Planning Operations Group



Teiji Tachibana
Government & Public Affairs Group /
Housing Group



Shinichi Sasaki
Quality Group



Shin Kanada
Information Systems Group



Akira Okabe
Asia, Oceania & Middle East Operations Group



Yoshio Shirai
Product Development Group



Yoichiro Ichimaru
Japan Sales Operations Group /
Customer Service Operations Group



Shoji Ikawa
Production Engineering Group

Honorary Chairman, Member of the Board



Shoichiro Toyoda

Senior Adviser, Member of the Board



Hiroshi Okuda

Full-Time Corporate Auditors

Hideaki Miyahara
Chiaki Yamaguchi
Masaki Nakatsugawa

Corporate Auditors

Yasutaka Okamura
Yoichi Kaya
Yoichi Morishita
Akishige Okada

Note: Corporate auditors Yasutaka Okamura, Yoichi Kaya, Yoichi Morishita, and Akishige Okada are outside corporate auditors.

Corporate Philosophy

Since its foundation, Toyota has continuously strived to contribute to the sustainable development of society through the manufacturing and provision of products and services that lead the times. The foundations of these endeavors are the Guiding Principles at Toyota and an explanation paper entitled Contribution towards Sustainable Development that interprets the Guiding Principles at Toyota.

Guiding Principles at Toyota

The Guiding Principles at Toyota (adopted in 1992 and revised in 1997) reflect the kind of company that Toyota seeks to be in light of the unique management philosophy, values, and methods that it has embraced since its foundation. Toyota hopes to contribute to society through its corporate activities based on understanding and sharing of the Guiding Principles at Toyota.

[1.] Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
[2.] Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
[3.] Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
[4.] Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.
[5.] Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
[6.] Pursue growth in harmony with the global community through innovative management.
[7.] Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

Contribution towards Sustainable Development

In January 2005, Toyota prepared the Contribution towards Sustainable Development statement to explain in greater detail the Guiding Principles at Toyota and convey Toyota's commitment to contributing to sustainable development in harmony with society and the global environment, with an emphasis on all stakeholders.

—We, TOYOTA MOTOR CORPORATION and our subsidiaries, take initiative to contribute to harmonious and sustainable development of society and the earth, based on our Guiding Principles.

—We comply with local, national and international laws and regulations as well as the spirit thereof and we conduct our business operations with honesty and integrity.

—In order to contribute to sustainable development, we believe that management interacting with its stakeholders as described below is of considerable importance, and we will endeavor to build and maintain sound relationships with our stakeholders through open and fair communication.


Customers

- Based on our philosophy of "Customer First", we develop and provide innovative, safe and outstanding high quality products and services that meet a wide variety of customers' demands to enrich the lives of people around the world. (Guiding Principles 3 and 4)
- We will endeavor to protect the personal information of customers in accordance with the letter and spirit of each country's privacy laws. (Guiding Principles 1)

Employees	• We respect our employees and believe that the success of our business is led by each individual's creativity and good teamwork. We stimulate personal growth for our employees. (Guiding Principles 5) • We support equal employment opportunities, diversity and inclusion for our employees and do not discriminate against them. (Guiding Principles 5) • We strive to provide fair working conditions and to maintain a safe and healthy working environment for all our employees. (Guiding Principles 5) • We respect and honor the human rights of people involved in our business and, in particular, do not use or tolerate any form of forced or child labor. (Guiding Principles 5) • Through communication and dialogue with our employees, we build and share the value "Mutual Trust and Mutual Responsibility" and work together for the success of our employees and the company. (Guiding Principles 5) • Management of each company takes leadership in fostering a corporate culture and implementing policies, that promote ethical behavior. (Guiding Principles 1 and 5)
Business Partners	• We respect our business partners such as suppliers and dealers and work with them through long-term relationships to realize mutual growth based on mutual trust. (Guiding Principles 7) • Whenever we seek a new business partner, we are open to any and all candidates, regardless of nationality or size, and evaluate them based on their overall strengths. (Guiding Principles 7) • We maintain fair and free competition in accordance with the letter and spirit of each country's competition laws. (Guiding Principles 1 and 7)
Shareholders	• We strive to enhance corporate value while achieving a stable and long-term growth for the benefit of our shareholders. (Guiding Principles 6) • We provide our shareholders and investors with timely and fair disclosure on our operating results and financial condition. (Guiding Principles 1 and 6)
Global Society / Local Communities **— Environment —**	• We aim for growth that is in harmony with the environment throughout all areas of business activities. We strive to develop, establish and promote technologies enabling the environment and economy to coexist harmoniously and to build close and cooperative relationships with a wide spectrum of individuals and organizations involved in environmental preservation. (Guiding Principles 3)
— Community —	• We implement our philosophy of "respect for people" by honoring the culture, customs, history and laws of each country. (Guiding Principles 2) • We constantly search for safer, cleaner and superior technology to develop products that satisfy the evolving needs of society for sustainable mobility. (Guiding Principles 3 and 4) • We do not tolerate bribery of or by any business partner, government agency or public authority and maintain honest and fair relationships with government agency and public authority. (Guiding Principles 1)
— Philanthropy —	• Wherever we do business, we actively promote and engage, both individually and with partners, in philanthropic activities that help strengthen communities and contribute to the enrichment of society. (Guiding Principles 2)

Environmental and Social Initiatives

[Environmental]

Environmental Management

- All goals specified in the Third Environmental Action Plan were achieved and initiatives begun toward achieving the Fourth Environmental Action Plan goals.
- Environment Committees were established in Europe in fiscal 2004, North America in fiscal 2005 and South America in fiscal 2007 to reinforce environmental activities by affiliates subject to consolidated environmental management.



South American Environment Committee (set up in May 2006 in Brazil)

Development and Design

- Achieved the 2010 Fuel Efficiency Standards in all vehicle weight categories.
- The percentage of total production that meets the Ultra-Low-Emission Vehicle level reached 96%.
- In March 2006, the Lexus GS450h equipped with a newly developed dedicated hybrid system for rear-wheel-drive passenger vehicles was launched, widening the market base for hybrid vehicles.
- Worldwide sales of Toyota hybrid vehicles in fiscal 2006 were approximately 263,000 units, for a cumulative total exceeding 600,000 units.

Actual Fuel Efficiency of Toyota Vehicles in FY 2006 and 2010 Fuel Efficiency Standards



(km/l)
35
30
25
20
15
10
5
0
Average fuel efficiency of Toyota vehicles in fiscal 2006
2010 Fuel Efficiency Standards
Best fuel efficiency among Toyota vehicles in each category
828~
1,016~
1,266~
1,516~
1,766~
2,016~
2,266~
(Weight category: kg)

Production and Logistics

- All goals, including that for reduction of CO_2 emissions, were almost achieved.
- Through energetic actions to reduce volatile organic compound (VOC) emissions, conversion to water-borne paints for the top coating (base coat) was completed on all lines in Japan.
- The Toyota Environmental Management System (TOYOTA-EMS) that incorporates the Toyota Way was defined and expanded to all affiliates worldwide.

CO_2 Emissions (Energy Consumption) and CO_2 Emissions per Sales Unit



(Million tons)
(Tons / ¥ Billion)
Total CO2 emissions (energy consumption)
CO2 emissions per sales unit
Total CO2 emissions from non-production areas
Total CO2 emissions from production areas
CO2 emissions per sales unit
212
13
29.1
199
184
17
21.0
167
180
18
20.0
162
178
19
19.3
159
171
20
16.8
151
FY '91
'03
'04
'05
'06

Recycling

- Steadily implemented measures to recycle / recover automobile shredder residue (ASR) and recover airbags and CFCs / HFCs from end-of-life vehicles toward the smooth operation of the Automobile Recycling Law.
- Steadily incorporated new designs for recycling into new models.
- Reduced the usage of four substances of concern at Toyota operations worldwide.
- Developed new practical dismantling technologies and marketed them widely.
- The number of vehicles in which Recycled Sound-Proofing Products (RSPP) was used exceeded the 10-million mark.
- Promoted the collection and recycling of batteries from end-of-life hybrid vehicles.

Easy-to-Recycle Materials Used in the New RAV4



TSOP = Toyota Super Olefin Polymer
RSPP = Recycled Sound-Proofing Products

[Social]

Relations with Customers

- "Customer First" (CF) activities were implemented to further enhance Toyota's superiority with regard to quality.

Relations with Employees

- President Watanabe expressed his hope that labor and management can develop in mutually beneficial ways at a commemorative event to mark the 60th anniversary of the establishment of the Toyota Motor Worker's Union.
- The Global Production Center (GPC) starts full-scale operation.
- Support systems for balancing work with childcare (and nursing care) were enhanced.
- The "Toyota Child Care Bubu Land," an on-site childcare facility was created at the Shimoyama plant.
- The system for employment of persons 60 years and older was reviewed.


At the 60th anniversary commemorative event (January 2006)


Training at GPC


Toyota Child Care Bubu Land

Cooperation with Business Partners

- The "Toyota Green Purchasing Guidelines" were revised.
- Toyota dealers in Japan adopted the CSR Declaration.
- Activities were carried out by the Global Knowledge Center (GKC) to promote the establishment and improvement of sales and marketing methods at overseas dealers.


TOYOTA
"Toyota Green Purchasing Guidelines"

Global Society / Local Communities

- World's first pre-crash safety system (PCSS) with a driver monitoring system was developed and installed in vehicles.
- Construction of the TOYOTA Safety Education Center "mobilitas," the largest such facility in Japan, was completed.
- TOYOTA Shirakawa-Go Eco-Institute was opened.
- Conducted volunteer activities at EXPO 2005 Aichi, Japan, including inviting children from areas affected by the Chuetsu Earthquake.
- Toyota Stakeholder Dialogue was held with "Corporate Social Responsibility (CSR) - Focusing in the Environment" as its theme.
- Cumulative number of visitors to Amlux hits 30-million mark.


A course in session at "mobilitas"


Junior high school children experience nature at the TOYOTA Shirakawa-Go Eco-Institute


The 30 millionth family to visit Amlux

For additional information, please refer to the Sustainability Report 2006:
http://www.toyota.co.jp/SR/en06repo

Motorsports

We participate in motorsports wholeheartedly to let people the world over feel the endless possibilities, wonder, and fun that cars offer. In 2006, our main motorsports events are the Formula One World Championship, NASCAR* in the United States, and the Super GT World Challenge in Japan.

In F1, the zenith of world motor racing, we made solid progress in 2005—achieving the podium placing we had set our sights on and ranking fourth in the Constructors' Championship. In 2006, our fifth season of F1 racing, we aim to achieve our first victory and to accumulate points steadily. To those ends, we have introduced a new F1 car, the TF106, that is compliant with new vehicle regulations, and we are using the same drivers as last season: Jarno Trulli and Ralf Schumacher.

After debuting in NASCAR with our Tundra pickup truck in 2004, we picked up nine victories in the NASCAR Craftsman Truck Series in the 2005 season. Moreover, we have decided to field the Camry in the 2007 Nextel Cup Series and the Busch Series.

Also, we continue to sponsor six teams racing in the top echelon of Japanese motorsports, the Super GT World Challenge. Further, we have raised the Toyota banner in Japan's elite formula car category by supplying engines to seven Formula Nippon teams.

Further, we continue to foster racing drivers capable of competing at the highest levels of motorsports in Japan and overseas through the promotion of the Toyota Driver Development Program, which scouts highly motivated, talented individuals and, in line with their ability, helps them move up the ladder of international motorsports.

* NASCAR is the common name for the stock car races administered over by the National Association for Stock Car Auto Racing (NASCAR), the largest motorsports organization in the United States. Converted four-wheel commercial vehicles known as stock cars race mainly in North America.

Fuji Speedway to Host the 2007 Japanese F1 Grand Prix

Fuji International Speedway Co., Ltd., in which Toyota has a 93.4% stake, and Formula One Administration Ltd., which controls the rights for holding F1 events, agreed to hold the Japanese F1 Grand Prix at Fuji Speedway in October 2007.

As one of only a handful of ultrahigh-speed circuits in the world, Fuji Speedway has staged numerous international and domestic races since opening in 1966, including the first two Japanese F1 Grand Prix in 1976 and 1977.

We completed a comprehensive renovation of the circuit in 2005, and the Federation Internationale de l'Automobile has already granted the circuit a grade 1 license—required for all F1 race venues. Next year will witness the first grand prix at Fuji Speedway for three decades.



Financial Section

Contents

Selected Financial Summary (U.S. GAAP)

Toyota Motor Corporation
Fiscal years ended March 31

	Yen in millions except per share data, stock information, and other data					% change
	2002	2003	2004	2005	**2006**	2005 vs 2006
For the Year:						
Net Revenues:						
Sales of Products	¥13,499,644	¥14,793,973	¥16,578,033	¥17,790,862	**¥20,059,493**	+12.8
Financing Operations	690,664	707,580	716,727	760,664	**977,416**	+28.5
Total	¥14,190,308	¥15,501,553	¥17,294,760	¥18,551,526	**¥21,036,909**	+13.4
Costs and Expenses:						
Cost of Products Sold	¥10,874,455	¥11,914,245	¥13,506,337	¥14,500,282	**¥16,335,312**	+12.7
Cost of Financing Operations	459,195	423,885	364,177	369,844	**609,632**	+64.8
Selling, General and Administrative	1,763,026	1,891,777	1,757,356	2,009,213	**2,213,623**	+10.2
Total	¥13,096,676	¥14,229,907	¥15,627,870	¥16,879,339	**¥19,158,567**	+13.5
Operating Income	¥1,093,632	¥1,271,646	¥1,666,890	¥1,672,187	**¥1,878,342**	+12.3
% of Net Revenues	7.7%	8.2%	9.6%	9.0%	**8.9%**	—
Income before Income Taxes, Minority Interest and Equity in Earnings of Affiliated Companies	972,101	1,226,652	1,765,793	1,754,637	**2,087,360**	+19.0
Provision for Income Taxes	422,789	517,014	681,304	657,910	**795,153**	+20.9
Net Income	556,567	750,942	1,162,098	1,171,260	**1,372,180**	+17.2
ROE	7.8%	10.4%	15.2%	13.6%	**14.0%**	—
Per Share Data (yen):						
Net Income (Basic)	¥ 152.26	¥ 211.32	¥ 342.90	¥ 355.35	**¥ 421.76**	+18.7
Cash Dividends	28.00	36.00	45.00	65.00	**90.00**	+38.5
Shareholders' Equity	2,015.82	2,063.43	2,456.08	2,767.67	**3,257.63**	+17.7
Net Cash Provided by Operating Activities	¥ 1,532,079	¥ 1,940,088	¥ 2,186,734	¥ 2,370,940	**¥ 2,515,480**	+6.1
Net Cash Used in Investing Activities	(1,810,230)	(2,001,448)	(2,216,495)	(3,061,196)	**(3,375,500)**	+10.3
Net Cash Provided by Financing Activities	392,148	37,675	242,223	419,384	**876,911**	+109.1
R&D Expenses	589,306	668,404	682,279	755,147	**812,648**	+7.6
Capital Expenditures for Property, Plant and Equipment*	940,547	1,005,931	945,803	1,068,287	**1,523,459**	+42.6
Depreciation	809,841	870,636	969,904	997,713	**1,211,178**	+21.4
At Year-End:						
Shareholders' Equity	¥ 7,264,112	¥ 7,121,000	¥ 8,178,567	¥ 9,044,950	**¥10,560,449**	+16.8
Total Assets	19,305,730	20,152,974	22,040,228	24,335,011	**28,731,595**	+18.1
Long-Term Debt	3,722,706	4,137,528	4,247,266	5,014,925	**5,640,490**	+12.5
Cash and Cash Equivalents	1,657,160	1,592,028	1,729,776	1,483,753	**1,569,387**	+5.8
Equity Ratio	37.6%	35.3%	37.1%	37.2%	**36.8%**	—
Stock Information (March 31):						
Stock Price (yen)	¥3,650	¥2,635	¥3,880	¥3,990	**¥6,430**	+61.2
Market Capitalization	¥13,332,491	¥9,512,343	¥14,006,790	¥14,403,890	**¥23,212,284**	+61.2
Number of Shares Issued	3,649,997,492	3,609,997,492	3,609,997,492	3,609,997,492	**3,609,997,492**	—
Other Data:						
Exchange Rate (yen/dollar)	¥133.25	¥120.20	¥105.69	¥107.39	**¥117.47**	—

* Excluding vehicles and equipment on operating leases

Consolidated Segment Information

Toyota Motor Corporation
Fiscal years ended March 31

	Yen in millions			% change
	2004	2005	**2006**	2005 vs 2006
By Business Operations:				
Revenues:				
Automotive	¥15,973,826	¥17,113,535	**¥19,338,144**	+13.0
Financial Services	736,852	781,261	**996,909**	+27.6
All Other	896,244	1,030,320	**1,190,291**	+15.5
Intersegment Elimination	(312,162)	(373,590)	**(488,435)**	+30.7
Total Company	¥17,294,760	¥18,551,526	**¥21,036,909**	+13.4
Operating Income:				
Automotive	¥1,518,954	¥1,452,535	**¥1,694,045**	+16.6
Financial Services	145,998	200,853	**155,817**	−22.4
All Other	15,247	33,743	**39,748**	+17.8
Intersegment Elimination	(13,309)	(14,944)	**(11,268)**	−24.6
Total Company	¥1,666,890	¥1,672,187	**¥1,878,342**	+12.3
By Region:				
Revenues (External Customers):				
Japan	¥ 7,167,704	¥ 7,408,136	**¥ 7,735,109**	+4.4
North America	5,910,422	6,187,624	**7,455,818**	+20.5
Europe	2,018,969	2,305,450	**2,574,014**	+11.6
Asia	1,196,836	1,572,113	**1,836,855**	+16.8
Other Regions	1,000,829	1,078,203	**1,435,113**	+33.1
Total Company	¥17,294,760	¥18,551,526	**¥21,036,909**	+13.4
Operating Income:				
Japan	¥1,108,127	¥ 987,242	**¥1,075,890**	+9.0
North America	390,977	447,559	**495,638**	+10.7
Europe	72,475	108,541	**93,947**	−13.4
Asia	60,277	93,772	**145,546**	+55.2
Other Regions	36,636	47,454	**67,190**	+41.6
Intersegment Elimination	(1,602)	(12,381)	**131**	−101.1
Total Company	¥1,666,890	¥1,672,187	**¥1,878,342**	+12.3

Consolidated Quarterly Financial Summary

Toyota Motor Corporation
Fiscal years ended March 31

	Yen in billions							
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2005	2006	2005	2006	2005	2006	2005	2006
Net Revenues	¥4,510.3	**¥4,981.7**	¥4,515.3	**¥4,971.4**	¥4,644.0	**¥5,333.3**	¥4,881.9	**¥5,750.5**
Operating Income	448.6	**405.1**	417.6	**404.3**	422.9	**482.2**	383.0	**586.7**
Income before Income Taxes, Minority Interest and Equity in Earnings of Affiliated Companies	470.4	**421.8**	442.8	**434.1**	447.1	**639.9**	394.3	**591.5**
Net Income	286.6	**266.8**	297.4	**303.7**	296.5	**397.5**	290.7	**404.1**
Segment Information by Business Operations:								
Revenues:								
Automotive	¥4,199.8	**¥4,620.6**	¥4,139.8	**¥4,523.9**	¥4,278.4	**¥4,900.0**	¥4,495.5	**¥5,293.6**
Financial Services	180.9	**217.4**	203.5	**244.6**	196.1	**262.0**	200.7	**272.9**
All Other	205.7	**234.4**	261.1	**301.5**	243.3	**289.9**	320.2	**364.5**
Intersegment Elimination	(76.1)	**(90.7)**	(89.1)	**(98.6)**	(73.8)	**(118.6)**	(134.5)	**(180.5)**
Total Company	¥4,510.3	**¥4,981.7**	¥4,515.3	**¥4,971.4**	¥4,644.0	**¥5,333.3**	¥4,881.9	**¥5,750.5**
Operating Income:								
Automotive	¥403.8	**¥366.8**	¥353.0	**¥354.5**	¥355.5	**¥427.3**	¥340.2	**¥545.4**
Financial Services	46.2	**39.7**	56.5	**43.8**	58.7	**46.8**	39.4	**25.5**
All Other	1.5	**1.5**	11.2	**8.3**	11.0	**11.5**	10.0	**18.4**
Intersegment Elimination	(2.9)	**(2.9)**	(3.1)	**(2.3)**	(2.3)	**(3.4)**	(6.6)	**(2.6)**
Total Company	¥448.6	**¥405.1**	¥417.6	**¥404.3**	¥422.9	**¥482.2**	¥383.0	**¥586.7**
Segment Information by Region:								
Revenues:								
Japan	¥2,857.6	**¥2,992.0**	¥2,923.0	**¥3,040.9**	¥3,018.3	**¥3,375.8**	¥3,205.2	**¥3,702.8**
North America	1,626.1	**1,835.7**	1,563.6	**1,791.6**	1,595.7	**2,027.0**	1,588.0	**2,033.6**
Europe	591.0	**673.1**	610.3	**627.7**	631.8	**666.6**	646.3	**760.0**
Asia	388.3	**507.1**	361.5	**489.9**	397.7	**501.0**	477.9	**544.8**
Other Regions	282.1	**363.4**	300.4	**396.7**	298.2	**416.4**	303.0	**425.2**
Intersegment Elimination	(1,234.8)	**(1,389.6)**	(1,243.5)	**(1,375.4)**	(1,297.7)	**(1,653.5)**	(1,338.5)	**(1,715.9)**
Total Company	¥4,510.3	**¥4,981.7**	¥4,515.3	**¥4,971.4**	¥4,644.0	**¥5,333.3**	¥4,881.9	**¥5,750.5**
Operating Income:								
Japan	¥253.0	**¥188.4**	¥237.6	**¥197.5**	¥237.3	**¥281.1**	¥259.3	**¥408.9**
North America	129.8	**137.8**	114.9	**130.7**	127.8	**127.8**	75.0	**99.3**
Europe	30.9	**16.7**	35.4	**23.4**	26.5	**26.6**	15.7	**27.2**
Asia	24.4	**39.8**	19.1	**35.6**	25.1	**38.6**	25.2	**31.5**
Other Regions	13.3	**17.0**	14.1	**19.2**	8.4	**14.7**	11.6	**16.3**
Intersegment Elimination	(2.8)	**5.4**	(3.5)	**(2.1)**	(2.2)	**(6.6)**	(3.8)	**3.5**
Total Company	¥448.6	**¥405.1**	¥417.6	**¥404.3**	¥422.9	**¥482.2**	¥383.0	**¥586.7**

Management's Discussion and Analysis of Financial Condition and Results of Operations

All financial information discussed in this section is derived from Toyota's consolidated financial statements that appear elsewhere in this annual report on Form 20-F. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations is Toyota's most significant business segment, accounting for 90% of Toyota's total revenues before the elimination of intersegment revenues and 90% of Toyota's total operating income before the elimination of intersegment revenues and costs for the year ended March 31, 2006. The operating income from automotive operations as a percentage of total operating income increased by 4% compared with fiscal 2005 due to a decrease in operating income from the financial services operations. Toyota's primary markets based on vehicle unit sales for the year ended March 31, 2006 were: Japan (30%), North America (32%), Europe (13%), and Asia (11%).

Automotive Market Environment

The worldwide automotive market is highly competitive and volatile. The demand for automobiles is affected by a number of factors including social, political and general economic conditions; introduction of new vehicles and technologies; and costs incurred by customers to purchase and operate vehicles. These factors can cause consumer demand to vary substantially from year to year in different geographic markets and for different types of automobiles.

The following table sets forth Toyota's consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units		
	Year ended March 31,		
	2004	2005	2006
Japan	2,303	2,381	**2,364**
North America	2,103	2,271	**2,556**
Europe	898	979	**1,023**
Asia	557	833	**880**
Other	858	944	**1,151**
Overseas total	4,416	5,027	**5,610**
Total	6,719	7,408	**7,974**

Toyota's consolidated unit sales in Japan increased during fiscal 2005 as compared to fiscal 2004 despite a decline in the overall domestic market. During fiscal 2006, Toyota's consolidated unit sales in Japan decreased slightly, but still remained near the same high level as compared to fiscal 2005, reflecting the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers. In addition, overseas vehicle unit sales increased in North America, Europe, Asia and Other due to extensive product offerings that catered to regional needs during fiscal 2005 and 2006. During fiscal 2006, vehicle unit sales increased especially in North America. During fiscal 2005, vehicle unit sales increased especially in Asia, due to the IMV series. The IMV series consist of pickup trucks, multipurpose vehicles and major vehicle components supplied to Southeast Asia, Europe, Africa, Oceania, Central and South America and Middle East from production bases in Thailand, Indonesia, South Africa and Argentina.


Consolidated Vehicle Sales
(Thousands of units)
8,000
6,000
4,000
2,000
0
FY '02 '03 '04 '05 '06

Toyota's share of total vehicle unit sales in each market is influenced by the quality, price, design, performance, safety, reliability, economy and utility of Toyota's vehicles compared with those offered by other manufacturers. The timely introduction of new or redesigned vehicles is also an important factor in satisfying customer demand. Toyota's ability to satisfy changing customer preferences can affect its revenues and earnings significantly.

The profitability of Toyota's automotive operations is affected by many factors. These factors include:

- vehicle unit sales volumes,
- the mix of vehicle models and options sold,
- the level of parts and service sales,
- the levels of price discounts and other sales incentives and marketing costs,
- the cost of customer warranty claims and other customer satisfaction actions,

- the cost of research and development and other fixed costs,
- the ability to control costs,
- the efficient use of production capacity, and
- changes in the value of the Japanese yen and other currencies in which Toyota does business.

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota's automotive operations. These laws, regulations and policies include those attributed to environmental matters and vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles. The European Union has approved a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and to take measures to ensure that adequate used vehicle disposal facilities are established and those hazardous materials and recyclable parts are removed from vehicles prior to scrapping. Please see "—Legislation Regarding End-of-Life Vehicles" and "Information on the Company—Business Overview—Governmental Regulation, Environmental and Safety Standards" in Toyota's annual report on Form 20-F and note 23 to the consolidated financial statements for a more detailed discussion of these laws, regulations and policies.

Many governments also regulate local content, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker's operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota's products, cost of products or applicable tax rates. Toyota is currently one of the defendants in purported national class actions alleging violations of the U.S. Sherman Antitrust Act. For a more detailed description of these proceedings, see note 23 to the consolidated financial statements.

The worldwide automotive industry is in a period of globalization and consolidation, which may continue for the foreseeable future, and in general the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

In September 2003, Toyota acquired an additional ownership interest in P.T. Toyota Motor Manufacturing Indonesia ("TMMIN"). As a result, Toyota's ownership interests in TMMIN increased by 46.00% to 95.00% and Toyota's consolidated financial statements include the accounts of TMMIN from the end of fiscal 2004. Prior to the acquisition of the additional ownership interest, TMMIN was accounted for using the equity method. TMMIN is primarily engaged in the manufacturing and sale of Toyota vehicles and related parts. Fiscal 2005 was the first full year that Toyota's consolidated financial statements include the operating results of TMMIN. In October 2004, Araco Corporation ("Araco") spun off its automotive manufacturing business that was merged into Toyota Auto Body Co., Ltd. while the remaining operations of Araco were merged with Takanichi Co., Ltd. ("Takanichi") and Toyoda Boshoku Corporation to become Toyota Boshoku Corporation ("Toyota Boshoku"). As a result, Toyota's ownership interests in Toyota Boshoku increased to 49.63% and Toyota Boshoku is accounted for using the equity method from the latter half of fiscal 2005. Prior to the merger, Araco and Takanichi were consolidated subsidiaries of Toyota and included their financial results in Toyota's consolidated financial statements. Toyota Boshoku is primarily engaged in the development, manufacturing and sales of automotive interior and filter parts.

Financial Services Operations

The worldwide automobile financial services industry is highly competitive. The market for automobile financing has grown as more consumers are financing their purchases, primarily in North America and Europe. As competition increases, margins on financing transactions may decrease and market share may also decline as customers obtain financing for Toyota vehicles from alternative sources.

Toyota's financial services operations mainly include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value added service; therefore, Toyota intends to continue to expand its network of finance subsidiaries in order to offer financial services in more countries.

Total Assets by Financial Services Operations


(¥ Billion)
12,000
9,000
6,000
3,000
0
FY '02 '03 '04 '05 '06

	Yen in millions	
	March 31,	
	2005	2006
Finance Receivables		
Retail	¥4,716,961	**¥5,930,822**
Finance leases	756,732	**741,280**
Wholesale and other dealer loans	1,773,440	**1,998,814**
	7,247,133	**8,670,916**
Deferred origination costs	65,189	**92,798**
Unearned income	(233,417)	**(334,796)**
Allowance for credit losses	(91,829)	**(101,383)**
Total finance receivables, net	6,987,076	**8,327,535**
Less – Current portion	(3,010,135)	**(3,497,319)**
Noncurrent finance receivables, net	¥3,976,941	**¥4,830,216**
Operating Leases		
Vehicles	¥1,736,238	**¥2,503,064**
Equipment	92,459	**102,362**
	1,828,697	**2,605,426**
Less – Accumulated depreciation	(424,609)	**(579,896)**
Vehicles and equipment on operating leases, net	¥1,404,088	**¥2,025,530**

Toyota's competitors for retail financing and retail leasing include commercial banks, credit unions, and other finance companies. Meanwhile, commercial banks and other captive automobile finance companies also provide competition for Toyota's wholesale financing activities.

Toyota's financial assets increased during fiscal 2006 resulting primarily from the continued expansion of its financial services operations in North America.

The above table provides information regarding Toyota's finance receivables and operating leases as of March 31, 2005 and 2006.

Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value risk could arise when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease. The number of vehicles returned at the end of leases has decreased in recent years. For example, approximately 30% of vehicles leased by Toyota Motor Credit Corporation, Toyota's financing subsidiary located in the United States, were returned at the end of the applicable lease periods during fiscal 2006, which represents a continuing decrease in the return rates of approximately 50% and 40% in fiscal 2004 and 2005, respectively, due to a narrowing spread between contractual residual values and end of lease market values. To avoid a loss on a vehicle returned to Toyota at the end of its lease, Toyota must resell or re-lease the vehicle at or above the residual value of the vehicle. If Toyota is unable to recover the residual value of the vehicle, it will incur a loss at the end of the lease, which may offset a portion of the earnings on the lease. To the extent that sales incentives remain an integral part of sales promotions (reducing new vehicle prices and cost of ownership), resale prices of used vehicles and, correspondingly, the fair value of Toyota's leased vehicles could be subject to downward pressure. During fiscal 2005 and 2006, losses have decreased mainly due to a decrease in the number of vehicles returned. See discussion in the Critical Accounting Estimates section regarding "Investment in Operating Leases" and note 2 to the consolidated financial statements regarding the allowance for residual values losses.

Toyota maintains an overall risk management strategy to mitigate its exposure to fluctuations in interest rates and currency exchange rates. Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. Toyota formally documents relationships between the derivative instrument and the hedged item, as well as its risk-management strategy for undertaking hedge transactions. If Toyota elects fair value hedge accounting, derivative instruments are designated with specific liabilities on Toyota's consolidated balance sheet, and the fair value quarterly change component of each derivative instrument and hedged item is included in the assessment of hedge effectiveness. Most interest rate swap agreements are executed as an integral part of specific debt transactions, achieving designated hedges. Toyota uses cross currency interest rate swap agreements to entirely hedge exposure to currency exchange rate fluctuations on principal and/or interest payments and to manage its exposure to interest rate fluctuations. Certain derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated to specific assets or liabilities on Toyota's consolidated balance sheet. Accordingly, unrealized gains or losses related to derivatives that are not designated to specific assets and liabilities on Toyota's consolidated balance sheet are recognized currently in operations. As a result, earnings are impacted by these non-designated derivatives. The impact of recognizing these unrealized gains and losses attributed to non-designated derivatives resulted in an increase, increase and decrease in net income in fiscal 2004, 2005 and 2006, respectively. Toyota does not use any derivative instruments for trading purposes. See discussion in the Critical Accounting Estimates section regarding "Derivatives and Other Contracts at Fair Value", and further discussion in the Market Risk Disclosures section.

In addition, aggregated funding costs can affect the profitability of Toyota's financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota's control. These factors include general economic conditions, prevailing interest rates and Toyota's financial strength. Funding costs increased during fiscal 2005 and 2006 as a result of higher interest rates and an increase in borrowings, primarily in the United States.

Toyota launched its credit card business in Japan at the beginning of fiscal 2002. As of March 31, 2005, Toyota had 4.7 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2004, and as of March 31, 2006, Toyota had 5.4 million cardholders, an increase of 0.7 million cardholders compared with March 31, 2005. Corresponding to the increase in cardholders, the credit card receivables at March 31, 2005 increased by ¥27.0 billion from March 31, 2004 to ¥144.2 billion. The credit card receivables at March 31, 2006 increased by ¥27.0 billion from March 31, 2005 to ¥171.2 billion.

Other Business Operations

Toyota's other business operations consist of housing, including the manufacture and sale of prefabricated homes; information technology related businesses, including information technology and telecommunications, intelligent transport systems, GAZOO; marine, biotechnology and afforestation.

Toyota does not expect its other business operations to materially contribute to Toyota's consolidated results of operations.

Currency Fluctuations

Toyota is sensitive to fluctuations in foreign currency exchange rates. In addition to the Japanese yen, Toyota is principally exposed to fluctuations in the value of the U.S. dollar and the euro and, to a lesser extent, the British pound and the Australian dollar. Toyota's consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect Toyota's revenues, operating costs and expenses, gross margins, operating income, net income and retained earnings.

Translation risk is the risk that Toyota's consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in those countries in which Toyota does business compared with the Japanese yen. Even though the fluctuations of currency exchange rates to the Japanese yen can be substantial, and, therefore, significantly impact comparisons with prior periods and amongst the various geographic markets, the translation effect is a reporting consideration and does not reflect Toyota's underlying results of operations. Toyota does not hedge against translation risk.

Transaction risk is the risk that the currency structure of Toyota's costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from Toyota's non-domestic operations from vehicles produced in Japan.

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles.

In calendar 2004 and 2005, Toyota produced 62.9% and 62.0% of Toyota's non-domestic sales outside Japan, respectively. In North America, 63.7% and 61.1% of vehicles sold in calendar 2004 and 2005 were produced locally, respectively. In Europe, 56.7% and 59.6% of vehicles sold in calendar 2004 and 2005 were produced locally, respectively. Localizing production enables Toyota to purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 21 to the consolidated financial statements for additional information regarding the extent of Toyota's use of derivative financial instruments to hedge foreign currency exchange rate risks.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota's revenues, operating income and net income. A strengthening of the Japanese yen against other currencies has the opposite effect. The Japanese yen has on average been stronger against the U.S. dollar during fiscal 2005 and weaker against the U.S. dollar during fiscal 2006. At the end of fiscal 2005 and 2006, the Japanese yen was weaker against the U.S. dollar in comparison to the end of the prior fiscal year. As compared to the euro, the Japanese yen has on average been weaker during fiscal 2005 and 2006. At the end of fiscal 2005 and 2006, the Japanese yen was weaker against the euro compared to the end of the prior fiscal year. See further discussion in the Market Risk Disclosures section regarding "Foreign Currency Exchange Rate Risk".

During fiscal 2005 and 2006, the average value of the yen fluctuated against the major currencies including the U.S. dollar and euro compared with the average value of the previous fiscal year, respectively, as noted above. The operating results excluding the impact of currency fluctuations described in the "Results of Operations—Fiscal 2006 Compared with Fiscal 2005" and the "Results of Operations—Fiscal 2005 Compared with Fiscal 2004" show results of net revenues obtained by applying the yen's average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2005 and 2006, respectively, as if the value of the yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota's consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Segmentation

Toyota's most significant business segment is its automotive operations. Toyota carries out its automotive operations as a global competitor in the worldwide automotive market. Management allocates resources to, and assesses the performance of, its automotive operations as a single business segment on a worldwide basis. Toyota does not manage any subset of its automotive operations, such as domestic or overseas operations or parts, as separate management units.

The management of the automotive operations is aligned on a functional basis with managers having oversight responsibility for the major operating functions within the segment. Management assesses financial and non-financial data such as units of sale, units of production, market share information, vehicle model plans and plant location costs to allocate resources within the automotive operations.

Geographic Breakdown

The following table sets forth Toyota's net revenues in each geographic market based on the country location of the parent company or the subsidiary that transacted the sale with the external customer for the past three fiscal years.

Revenues by Market


6.8%
8.7%
12.2%
36.8%
FY 2006
35.5%
Japan
North America
Europe
Asia
All Other Markets

	Yen in millions		
	For the year ended March 31,		
	2004	2005	**2006**
Japan	¥7,167,704	¥7,408,136	**¥7,735,109**
North America	5,910,422	6,187,624	**7,455,818**
Europe	2,018,969	2,305,450	**2,574,014**
Asia	1,196,836	1,572,113	**1,836,855**
Other	1,000,829	1,078,203	**1,435,113**

Results of Operations—Fiscal 2006 Compared with Fiscal 2005

Net Revenues

Toyota had net revenues for fiscal 2006 of ¥21,036.9 billion, an increase of ¥2,485.4 billion, or 13.4%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, increased parts sales, increased financings and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2006. Eliminating the difference in the yen value used for translation purposes, net revenues would have been approximately ¥20,405.1 billion during fiscal 2006, a 10.0% increase compared with the prior year. Toyota's net revenues include net revenues from sales of products that increased during fiscal 2006 by 12.8% from the prior year to ¥20,059.5 billion and net revenues from financing operations that increased 28.5% in fiscal 2006 compared with the prior year to ¥977.4 billion. Eliminating the difference in the yen value used for translation purposes, net revenues from sales of products would have been approximately ¥19,472.4 billion, a 9.5% increase, while net revenues from financing operations would have increased approximately 22.6% during fiscal 2006 compared to the prior year to ¥932.7 billion. Geographically, net revenues for fiscal 2006 increased by 4.4% in Japan, 20.5% in North America, 11.6% in Europe, 16.8% in Asia and 33.1% in Other compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues in fiscal 2006 would have increased by 4.4% in Japan, 14.2% in North America, 9.2% in Europe, 11.1% in Asia and 24.4% in Other compared with the prior year.


Net Revenues
(¥ Billion)
24,000
18,000
12,000
6,000
0
FY '02 '03 '04 '05 '06

The following is a discussion of net revenues for each of Toyota's business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota's automotive operations segment, which constitute the largest percentage of Toyota's net revenues, increased in fiscal 2006 by ¥2,224.6 billion, or 13.0% compared with the prior year to ¥19,338.1 billion. The increase resulted primarily from the approximate ¥1,200.0 billion impact attributed to the vehicle unit sales growth partially offset by changes in sales mix and the approximate ¥585.9 billion impact of fluctuations in foreign currency translation rates during fiscal 2006 and the impact of increased parts sales. Eliminating the difference in the yen value used for translation purposes, automotive operations segment net revenues would have been approximately ¥18,752.2 billion in fiscal 2006, a 9.6% increase compared to the prior year. In fiscal 2006, net revenues in Japan were favorably impacted primarily by vehicle unit sales growth in the export markets, which was partially offset by changes in sales mix compared to fiscal 2005. Net revenues in North America were favorably impacted by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2006. Net revenues in Europe were favorably impacted primarily by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2006. Net revenues in Asia were favorably impacted primarily by vehicle unit sales growth that includes sales both to Asia and outside of Asia due to the IMV series and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2006. Net revenues in Other were favorably impacted primarily by vehicle unit sales growth due to the IMV series.

Financial Services Operations Segment

Net revenues in fiscal 2006 for Toyota's financial services operations increased by ¥215.7 billion or 27.6% compared to the prior year to ¥996.9 billion. This increase resulted primarily from the impact of a higher volume of financings mainly in North America and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2006. Eliminating the difference in the yen value used for translation purposes, financial services operations net revenues would have been approximately ¥952.0 billion during fiscal 2006, a 21.9% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota's other businesses increased by ¥160.0 billion, or 15.5%, to ¥1,190.3 billion during fiscal 2006 compared with the prior year. This increase primarily relates to increased sales attributed to the housing business and the expansion of intelligent transport systems operations.

Operating Costs and Expenses

Operating costs and expenses increased by ¥2,279.3 billion, or 13.5%, to ¥19,158.6 billion during fiscal 2006 compared with the prior year. The increase resulted primarily from the approximate ¥1,000.0 billion impact on costs of products attributed to vehicle unit sales growth partially offset by changes in sales mix, a ¥587.2 billion impact of fluctuations in foreign currency translation rates, a ¥57.5 billion increase in research and development expenses, a ¥47.2 billion decrease in net gain on the transfer to the government of the substitutional portion of certain employee pension funds in Japan, increased expenses in expanding business operations and increased costs related to the corresponding increase in parts sales. These increases were partially offset by the approximate ¥130.0 billion impact attributed to the net impact of cost reduction efforts including rise in prices of production materials and parts in fiscal 2006.

In 2001, the Corporate Defined Benefit Pension Plan Law was enacted and allowed a company to transfer the substitutional portion of the obligation to the government. The parent company and certain subsidiaries in Japan applied for an exemption from the payment of benefits related to future employee services with respect to the substitutional portion of their employee pension funds and obtained approval from the Minister of Health, Labour and Welfare. These companies also applied for approval for the separation of the benefit obligations of the substitutional portion which relates to past employee services. After approval was obtained, several subsidiaries in Japan completed the transfers of the government-specified portion of plan assets relating to the substitutional portion in fiscal 2005. The gains and losses relating to these transfers were treated in accordance with the Emerging Issues Task Force ("EITF") No. 03-02, *Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.*

In connection with these transfers, for fiscal 2005, settlement losses relating to the transfer of the substitutional portion was ¥74.3 billion and was reflected in cost of products sold (¥65.9 billion) and selling, general and administrative expenses (¥8.4 billion). In addition, the government subsidy representing the difference between the benefit obligations of the substitutional portion and the government-specified portion of plan assets of ¥121.5 billion for fiscal 2005 which was transferred to the government, reduced selling, general and administrative expenses. The net impact of this item was a reduction of operating expenses by ¥47.2 billion during fiscal 2005. See note 19 to the consolidated financial statements.

Continued cost reduction efforts reduced operating costs and expenses in fiscal 2006 by approximately ¥130.0 billion, partially offset by increases in the prices of steel, precious metals, non-ferrous alloys (e.g., aluminum), plastic parts and other production materials and parts, over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥1,835.1 billion, or 12.7%, to ¥16,335.3 billion during fiscal 2006 compared with the prior year. This increase (before the elimination of inter-segment amounts) reflects an increase of ¥1,790.5 billion, or 12.9%, for the automotive operations and an increase of ¥142.2 billion, or 16.3%, for the all other operations segment. The increase in cost of products sold for automotive operations is primarily attributed to the increased vehicle unit sales partially offset by changes in sales mix, the impact of increased parts sales, and the impact of the increase in research, development expenses and the impact of fluctuations in foreign currency translation rates during fiscal 2006, which were partially offset by the impact of continued cost reduction efforts, the impact of decrease in the settlement losses relating to the transfer to the government of the substitutional portion. The increase in cost of products sold for all other operations primarily related to the increase in net revenues.

Cost of Products Sold


(¥ Billion)
(%)
20,000
120
15,000
90
10,000
60
5,000
30
0
0
FY '02 '03 '04 '05 '06
% of sales of products (Right scale)

Cost of financing operations increased by ¥239.9 billion, or 64.8%, to ¥609.7 billion during fiscal 2006 compared with the prior year. The increase resulted primarily from the impact of increased interest expenses caused primarily by higher interest rates and an increase in borrowings attributed to business expansion in the United States and the impact of unrealized losses on derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period.

Selling, general and administrative expenses increased by ¥204.4 billion, or 10.2%, to ¥2,213.6 billion during fiscal 2006 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥192.6 billion, or 10.6%, for the automotive operations, an increase of ¥23.2 billion, or 11.4%, for the financial services operations and an increase of ¥11.8 billion, or 9.6%, for all other operations segment. The increase for the automotive operations consisted primarily of the impact from the reduction of gains attributed to the transfer of the substitutional portion of certain employee pension funds to the government, the impact of increased expenses in expanding business operations and the impact of fluctuations in foreign currency translation rates. The increase for the financial services operations is primarily attributed to impact of increased expenses and the impact of fluctuations in foreign currency translation rates.

Research and development expenses (included in cost of products sales and selling, general and administrative expenses) increased by ¥57.5 billion, or 7.6%, to ¥812.6 billion during fiscal 2006 compared with the prior year. This increase primarily relates to expenditures attributed to the development of environmentally conscious technologies including hybrid and fuel cell battery technology, aggressive developments in advanced technologies relating to collision safety and vehicle stability controls and the impact of expanding new models to promote Toyota's strength in a global market to further build up competitive strength in future.


R&D Expenses
(¥ Billion)
(%)
1,000
12
750
9
500
6
250
3
0
0
FY '02 '03 '04 '05 '06
% of sales of products (Right scale)

Operating Income

Toyota's operating income increased by ¥206.2 billion, or 12.3%, to ¥1,878.3 billion during fiscal 2006 compared with the prior year. Operating income was favorably affected by the vehicle unit sales growth partially offset by changes in sales mix, the impact of increased parts sales, continued cost reduction efforts, improvements in all other operations and the favorable impact of fluctuations in foreign currency translation rates. These increases were partially offset by a reduction in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds, increases in research and development expenses, the impact of business expansion and the decreased income in financial services operations. As a result, operating income decreased to 8.9% as a percentage of net revenues for fiscal 2006 compared to 9.0% in the prior year.


Operating Income
(¥ Billion)
(%)
2,000
12
1,500
9
1,000
6
500
3
0
0
FY '02 '03 '04 '05 '06
% of net revenues (Right scale)

During fiscal 2006, operating income (before the elimination of intersegment profits) by significant geographies resulted in increases of ¥88.7 billion, or 9.0%, in Japan and ¥48.1 billion, or 10.7%, in North America, a decrease of ¥14.6 billion, or 13.4% in Europe, an increase of ¥51.7 billion, or 55.2%, in Asia and ¥19.8 billion, or 41.6% in Other compared with the prior year. The increase in Japan relates primarily to the vehicle unit sales growth in the export markets partially offset by changes in sales mix, continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. The increase was partially offset by the impact of a decrease in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds and increases in research and development expenses. The increase in North America relates primarily to the increase in production volume and vehicle unit sales, the impact of cost reduction efforts in the manufacturing operations and the favorable impact of fluctuations in foreign currency translation rates. The decrease in the Europe relates mainly to increases in expenses attributed to expansion of operations, despite of the impact of cost reduction efforts in the manufacturing operations, an increase in production volume and vehicle unit sales and the favorable impact of fluctuations in foreign currency translation rates. The increase in Asia relates primarily to the increase in production volume and vehicle unit sales due to the IMV series. The increase in Other relates primarily to the impact of the increase in production volume and vehicle unit sales mainly attributed to the IMV series.

The following is a discussion of operating income for each of Toyota's business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota's automotive operations increased by ¥241.5 billion, or 16.6%, to ¥1,694.0 billion during fiscal 2006 compared with the prior year. This increase is primarily attributed to the increase in vehicle unit sales, the increase in parts sales and the impact of continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. This increase was partially offset by a reduction in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds, the increase in research and development expenses and the increase in expenses corresponding to business expansion.

Financial Services Operations Segment

Operating income from Toyota's financial services operations decreased by ¥45.0 billion, or 22.4%, to ¥155.8 billion during fiscal 2006 compared with the prior year. This decrease was primarily due to the impact of unrealized losses on derivative financial instruments such as interest rate swap and the impact of adjustments made by a sales financing subsidiary in fiscal 2005 for the correction of errors relating to prior periods (see note 24 to the consolidated financial statements), despite of the increase in the finance receivables asset base and the favorable impact of fluctuations in foreign currency translation rates.

All Other Operations Segment

Operating income from Toyota's other businesses increased by ¥6.0 billion, or 17.8%, to ¥39.7 billion during fiscal 2006 compared with the prior year. This increase primarily relates to increased production volume and sales attributed to the housing business and the expansion of intelligent transport systems operations.

Other Income and Expenses

Interest and dividend income increased by ¥26.5 billion, or 39.2%, to ¥94.0 billion during fiscal 2006 compared with the prior year mainly due to an increase in investment securities held by the United States subsidiaries.

Interest expense increased by ¥2.7 billion, or 14.0%, to ¥21.6 billion during fiscal 2006 compared with the prior year due to an increase in borrowings in the automotive operations segment.

Foreign exchange gains, net decreased by ¥10.6 billion, or 49.6%, to ¥10.8 billion during fiscal 2006 compared with the prior year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net increased by ¥113.4 billion, or 10.1 times, to ¥125.8 billion during fiscal 2006. This increase primarily relates to the gain of ¥143.3 billion yen for a nonmonetary exchange of marketable equity securities. The gain was calculated in accordance with EITF No. 91-5 *"Nonmonetary Exchange of Cost-Method Investments"*, which was determined as the difference between acquisition costs of pre-merger UFJ Holdings, Inc. shares that Toyota had held and the fair market value of post-merger Mitsubishi UFJ Financial Group, Inc. shares that Toyota received in exchange for shares of UFJ Holdings, Inc. following the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Income Taxes

The provision for income taxes increased ¥137.2 billion, or 20.9%, to ¥795.1 billion during fiscal 2006 compared with the prior year primarily due to the increase in income before income taxes. The effective tax rate for fiscal 2006 was relatively unchanged compared to the rate for fiscal 2005.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥19.5 billion, or 30.0%, to ¥84.4 billion during fiscal 2006 compared with the prior year. This increase was mainly due to favorable operating results at consolidated subsidiaries and a gain calculated in accordance with EITF 91-5 from the nonmonetary exchange of marketable equity investments related shares of UFJ Holdings, Inc. held by a domestic consolidated subsidiary prior to the merger with Mitsubishi Tokyo Financial Group, Inc. resulting in the receipt of new shares in the post-merger entity.

Equity in earnings of affiliated companies during fiscal 2006 increased by ¥24.9 billion, or 17.8%, to ¥164.3 billion compared with the prior year due to an increase in net income attributable to favorable operations at the affiliated companies.

Net Income

Toyota's net income increased by ¥200.9 billion, or 17.2%, to ¥1,372.1 billion during fiscal 2006 compared with the prior year.



Net Income and ROE
(¥ Billion)
(%)
1,600
1,200
800
400
0
20
15
10
5
0
FY '02 '03 '04 '05 '06
ROE (Right scale)

Other Comprehensive Income and Loss

Other comprehensive income increased by ¥394.0 billion, or 4.2 times, to ¥517.9 billion for fiscal 2006 compared with the prior year. This increase resulted primarily from an increase in unrealized holding gains on securities during fiscal 2006 of ¥244.6 billion compared with unrealized holding gains of ¥38.4 billion in the prior year reflecting the improvement in the Japanese stock market and foreign currency translation adjustment gains of ¥268.4 billion in fiscal 2006 compared with gains of ¥75.7 billion in the prior year. These increases in other comprehensive income were partially offset by the lower gain adjustment in the minimum pension liability component during fiscal 2006 of ¥4.9 billion compared to a ¥9.8 billion gain adjustment in the prior year.

Results of Operations—Fiscal 2005 Compared with Fiscal 2004

Net Revenues

Toyota had net revenues for fiscal 2005 of ¥18,551.5 billion, an increase of ¥1,256.8 billion, or 7.3%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, increased parts and service sales and increased financings. These increases were partially offset by the impact of fluctuations in foreign currency translation rates particularly against the U.S. dollar. Eliminating the difference in the yen value used for translation purposes, net revenues would have been approximately ¥18,846.1 billion during fiscal 2005, a 9.0% increase compared with the prior year. Toyota's net revenues include net revenues from sales of products that increased during fiscal 2005 by 7.3% from the prior year to ¥17,790.8 billion and net revenues from financing operations that increased 6.1% in fiscal 2005 compared with the prior year to ¥760.7 billion. Eliminating the difference in the yen value used for translation purposes, net revenues from sales of products would have been approximately ¥18,062.8 billion, a 9.0% increase, while net revenues from financing operations would have increased approximately 9.3% during fiscal 2005 compared to the prior year to ¥783.3 billion. Geographically, net revenues for fiscal 2005 increased by 3.4% in Japan, 4.7% in North America, 14.2% in Europe, 31.4% in Asia and 7.7% in Other compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues in fiscal 2005 would have increased by 3.4% in Japan, 10.0% in North America, 12.2% in Europe, 34.9% in Asia and 5.5% in Other compared with the prior year.

The following is a discussion of net revenues for each of Toyota's business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota's automotive operations segment, which constitute the largest percentage of Toyota's net revenues, increased in fiscal 2005 by ¥1,139.7 billion, or 7.1% compared with the prior year to ¥17,113.5 billion. The increase resulted primarily from the approximate ¥1,300.0 billion impact attributed to vehicle unit sales growth partially offset by changes in sales mix and the impact of increased parts and service sales. These overall increases were partially offset by unfavorable currency fluctuations totaling ¥270.0 billion. Eliminating the difference in the yen value used for translation purposes, automotive operations segment net revenues would have been approximately ¥17,383.5 billion in fiscal 2005, an 8.8% increase compared to the prior year. In fiscal 2005, net revenues in Japan were favorably impacted primarily attributed to vehicle unit sales growth in both the domestic and export markets, which was partially offset by changes in sales mix compared to fiscal 2004. Net revenues in North America were favorably impacted by vehicle unit sales growth, but were partially offset by the impact of fluctuations in foreign currency translation rates during fiscal 2005. Net revenues in Europe were favorably impacted primarily by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2005. Net revenues in Asia were favorably impacted, primarily attributed to vehicle unit sales growth that includes sales both to Asia and outside of Asia due to the IMV series, which was launched in fiscal 2004. Net revenues in Other were favorably impacted primarily by vehicle unit sales growth due to the IMV series.

Financial Services Operations Segment

Net revenues in fiscal 2005 for Toyota's financial services operations increased by ¥44.3 billion or 6.0% compared to the prior year to ¥781.2 billion. This increase resulted primarily from the impact of a higher volume of financings and the impact of adjustments made by a sales financing subsidiary in the United States for the correction of errors relating to prior periods (see note 24 to the consolidated financial statements), but was partially offset by the unfavorable impact of fluctuations in foreign currency translation rates during fiscal 2005. Eliminating the difference in the yen value used for translation purposes, financial services operations net revenues would have been approximately ¥803.7 billion during fiscal 2005, a 9.1% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota's other businesses increased by ¥134.1 billion, or 15.0%, to ¥1,030.3 billion during fiscal 2005 compared with the prior year. This increase primarily relates to increased sales attributed to the housing business.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,251.5 billion, or 8.0%, to ¥16,879.3 billion during fiscal 2005 compared with the prior year. The increase resulted primarily from the approximate ¥1,100.0 billion impact on costs of products attributed to vehicle unit sales growth partially offset by changes in sales mix, a ¥72.9 billion increase in research and development expenses, a ¥59.8 billion decrease in net gains relating to the transfer to the government of the substitutional portion of certain employee pension funds in Japan, increased expenses in expanding business operations and increased costs related to the corresponding increase in parts and service sales. These increases were partially offset by approximately ¥160.0 billion of cost reduction efforts in fiscal 2005.

In 2001, the Corporate Defined Benefit Pension Plan Law was enacted and the parent company and certain subsidiaries in Japan completed the transfers of the government-specified portion of plan assets relating to the substitutional portion in fiscal 2004. Several additional subsidiaries in Japan also completed the transfers of the government-specified portion of plan assets in fiscal 2005.

In connection with these transfers, for fiscal 2004 and 2005, settlement losses relating to the transfer of the substitutional portion was ¥213.9 billion and ¥74.3 billion, respectively and is reflected in cost of products sold (¥190.1 billion and ¥65.9 billion, respectively) and selling, general and administrative expenses (¥23.8 billion and ¥8.4 billion, respectively). In addition, the government subsidy representing the difference between the benefit obligations of the substitutional portion and the government-specified portion of plan assets of ¥320.9 billion for fiscal 2004 and ¥121.5 billion for fiscal 2005, respectively, which were both transferred to the government, reduced selling, general and administrative expenses. The net impact of these items was a reduction of operating expenses by ¥47.2 billion during fiscal 2005, which increased by ¥59.8 billion compared to a reduction of operating expenses by ¥107.0 billion during fiscal 2004. See note 19 to the consolidated financial statements.

Continued cost reduction efforts reduced operating costs and expenses in fiscal 2005 by approximately ¥160.0 billion over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥993.9 billion, or 7.4%, to ¥14,500.2 billion during fiscal 2005 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥881.6 billion, or 6.8%, for the automotive operations and an increase of ¥112.5 billion, or 14.8%, for the all other operations segment. The increase in cost of products sold for the automotive operations is primarily attributed to the increased vehicle unit sales partially offset by changes in sales mix, the impact of increased parts and service sales, and the impact of the increase in research and development expenses, which were partially offset by the impact of continued cost reduction efforts, the impact of the decrease in the settlement losses relating to the transfer to the government of the substitutional portion and the impact of fluctuations in foreign currency translation rates during fiscal 2005. The increase in cost of products sold for all other operations primarily related to the increase in net revenues.

Cost of financing operations increased by ¥5.7 billion, or 1.6%, to ¥369.8 billion during fiscal 2005 compared with the prior year. The increase resulted primarily from the impact of increased interest expenses caused primarily by higher interest rates and an increase in borrowings attributed to business expansion in the United States, that was partially offset by the impact of an increase in net gains on derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period and lower provisions for the allowance for residual value losses due to a decline in the return rate of leased vehicles.

Selling, general and administrative expenses increased by ¥251.9 billion, or 14.3%, to ¥2,009.2 billion during fiscal 2005 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥324.5 billion, or 21.8%, for the automotive operations, a decrease of ¥20.9 billion, or 9.3%, for the financial services operations and an increase of ¥3.0 billion, or 2.5%, for all other operations segment. The increase for the automotive operations consisted primarily of the impact from the reduction of gains attributed to the transfer of the substitutional portion of certain employee pension funds to the government and the impact of increased expenses in expanding business operations, which were partially offset by the impact of fluctuations in foreign currency translation rates. The decrease for the financial services operations reflects lower provisions for credit losses specifically in North America due to an improvement in the delinquent loan collection rate and the impact of fluctuations in foreign currency translation rates.

Research and development expenses (included in cost of products sales and selling, general and administrative expenses) increased by ¥72.9 billion, or 10.7%, to ¥755.1 billion during fiscal 2005 compared with the prior year. This increase primarily relates to expenditures attributed to the development of environmentally conscious technologies including hybrid and fuel cell battery technology, aggressive developments in advanced technologies relating to collision safety and vehicle stability controls and the impact of expanding new models to promote Toyota's strength in a competitive global market to further build up strength in future.

Operating Income

Toyota's operating income increased by ¥5.3 billion, or 0.3%, to ¥1,672.1 billion during fiscal 2005 compared with the prior year. Operating income was favorably affected by the vehicle unit sales growth partially offset by changes in sales mix, the impact of increased parts and service sales, continued cost reduction efforts, growth in the financial services operations and improvements in all other operations. These increases were partially offset by a reduction in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds, increases in research and development expenses, the impact of business expansion and the unfavorable impact of fluctuations in foreign currency translation rates. As a result, operating income decreased to 9.0% as a percentage of net revenues for fiscal 2005 compared to 9.6% in the prior year.

During fiscal 2005, operating income (before the elimination of intersegment profits) by significant geographies resulted in a decrease of ¥120.9 billion, or 10.9%, in Japan, and increases of ¥56.5 billion, or 14.5%, in North America, ¥36.0 billion, or 49.8% in Europe, ¥33.5 billion, or 55.6% in Asia and ¥10.8 billion, or 29.5% in Other compared with the prior year. The decrease in Japan relates primarily to the impact of a decrease in the net gains relating to the transfer to the government of the substitutional portion of certain employee funds, increases in research and development expenses and the unfavorable impact of fluctuations in foreign currency translation rates. The decrease was partially offset by the vehicle unit sales growth in both of the domestic and export markets partially offset by changes in sales mix and continued cost reduction efforts. The increase in North America relates primarily to the increase in production volume and vehicle unit sales, the impact of cost reduction efforts in the manufacturing operations, increases in the asset base of the financial services operations, and lower provisions for credit losses and the allowance for residual value losses which were partially offset by an increase in expenses attributed to business expansion in North America and the impact of fluctuations in foreign currency translation rates. The increase in the European market operating income relates mainly to the impact of cost reduction efforts in the manufacturing operations, an increase in production volume and vehicle unit sales and the favorable impact of fluctuations in foreign currency translation rates, which were partially offset by increases in expenses attributed to expansion of operations. The increase in Asia relates primarily to the impact of the increase in production volume and vehicle unit sales mainly attributed to the IMV series. The increase in Other relates primarily to the impact of the increase in production volume and vehicle unit sales mainly attributed to the IMV series.

The following is a discussion of operating income for each of Toyota's business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota's automotive operations decreased by ¥66.5 billion, or 4.4%, to ¥1,452.5 billion during fiscal 2005 compared with the prior year. Operating income was unfavorably affected by the impact of the reduction in net gains attributed to the transfer to the government of the substitutional portion of certain employee pension funds, the increase in research and development expenses, the increase in expenses corresponding to business expansion and the impact of fluctuations in foreign currency translation rates. These decreases were partially offset by the increase in vehicle unit sales, the increase in parts and service sales, and the impact of continued cost reduction efforts.

Financial Services Operations Segment

Operating income from Toyota's financial services operations increased by ¥54.8 billion, or 37.6%, to ¥200.8 billion during fiscal 2005 compared with the prior year. This increase was primarily due to an increase in the finance receivables asset base, the impact of adjustments made by a sales financing subsidiary for the correction of errors relating to prior periods (see note 24 to the consolidated financial statements), the impact of lower provisions for credit losses and the allowance for residual value losses in the United States. These increases were partially offset by the impact of fluctuations in foreign currency translation rates.

All Other Operations Segment

Operating income from Toyota's other businesses increased by ¥18.5 billion, or 2.2 times, to ¥33.7 billion during fiscal 2005. This increase primarily relates to increased production volume and sales attributed to the housing business.

Other Income and Expenses

Interest and dividend income increased by ¥11.9 billion, or 21.4%, to ¥67.5 billion during fiscal 2005 compared with the prior year due to an increase in investment securities held by the United States subsidiaries.

Interest expense decreased by ¥1.8 billion, or 8.5%, to ¥18.9 billion during fiscal 2005 compared with the prior year due to a decrease in borrowings in the automotive operations segment.

Foreign exchange gains, net decreased by ¥16.7 billion, or 43.9%, to ¥21.4 billion during fiscal 2005 compared with the prior year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net decreased by ¥13.3 billion, or 51.7%, to ¥12.4 billion during fiscal 2005 due to an increase in donations paid to educational institutions.

Income Taxes

The provision for income taxes decreased ¥23.4 billion in fiscal 2005 compared with the prior year primarily due to the decrease in income before income taxes. In addition, the provision decreased as a result of the reduction in the effective tax rate for fiscal 2005, which decreased to 37.5% from 38.6% for the prior year mainly attributed to the reduction in the statutory tax rate in Japan.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥22.3 billion to ¥64.9 billion during fiscal 2005 compared with the prior year. This increase was mainly due to favorable operating results at consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2005 increased by ¥19.2 billion to ¥139.4 billion compared with the prior year due to an increase in net income attributable to favorable operations at the affiliated companies, which were partially offset by the decrease in the net gains on the transfer to the government of the substitutional portion of an employee pension fund of affiliated companies in Japan.

Net Income

Toyota's net income increased by ¥9.2 billion, or 0.8%, to ¥1,171.2 billion during fiscal 2005 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive income decreased by ¥275.8 billion to ¥123.9 billion for fiscal 2005 compared with the prior year. This decrease resulted primarily from a decrease in unrealized holding gains on securities during fiscal 2005 of ¥38.4 billion compared with unrealized holding gains of ¥329.7 billion in the prior year reflected by the recovery of the Japanese stock market and the lower gain adjustment in the minimum pension liability component during fiscal 2005 of ¥9.8 billion compared to a ¥273.3 billion gain adjustment in the prior year due to the transfer to the government of the substitutional portion of employee pension funds of primarily the parent company. These declines in the other comprehensive income were partially offset by the foreign currency translation adjustments, which resulted in ¥75.7 billion of gains in fiscal 2005 compared with losses of ¥203.3 billion in the prior year.

Outlook

Toyota expects that the global economy will grow moderately in fiscal 2007, despite factors such as concerns about the U.S. economy and high oil prices worldwide. Toyota expects that the global automotive markets will remain at the same level as fiscal 2006. Toyota, for the purposes of this discussion is assuming an average exchange rate of ¥110 to the U.S. dollar and ¥135 to the euro. With these external factors in mind, Toyota expects that net revenues for fiscal 2007 will increase compared with fiscal 2006 as a result of expected increased sales volumes, with the planned introduction of new models, particularly in North America. Toyota expects that operating income will remain relatively unchanged in fiscal 2007 compared with fiscal 2006. Sales efforts are expected to increase unit sales and, together with cost reduction efforts, increase operating income. On the other hand, the assumed exchange rate of a slightly stronger yen against the U.S. dollar and the euro, the anticipated increases in depreciation expenses as a result of active capital expenditures and expenditures relating to the research and development of environmental technology such as hybrid vehicles and fuel-cell, safety technology and other next-generation technologies are expected to be offsetting factors. In addition, the effects of cost reduction efforts may be influenced by fluctuations in the prices of raw materials. Toyota expects that income before income taxes, minority interest and equity in earnings of affiliated companies and net income will decrease slightly in fiscal 2007 due to the posting of a ¥143.3 billion gain on exchange of marketable securities in fiscal 2006 that will not recur in fiscal 2007. Exchange rate fluctuations can also materially affect Toyota's operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota's operating results. Please see "Operating and Financial Review and Prospects Operating Results—Overview—Currency Fluctuation".

The foregoing statements are forward-looking statements based upon Toyota's management's assumptions and beliefs regarding economic conditions and market demand for Toyota's products. Please see "Cautionary Statement with Respect to Forward-Looking Statements". Toyota's actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described "Risk Factors" in Toyota's annual report on Form 20-F.

Liquidity and Capital Resources

Historically, Toyota has funded its capital expenditures and research and development activities primarily through cash generated by operations.

Toyota expects to sufficiently fund its capital expenditures and research and development activities in fiscal 2007 primarily through cash and cash equivalents on hand and increases in cash and cash equivalents from operating activities. See "Information on the Company—Business Overview—Capital Expenditures and Divestitures" in Toyota's annual report on Form 20-F for information regarding Toyota's material capital expenditures and divestitures for fiscal 2004, 2005 and 2006 and information concerning Toyota's principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both operating cash flows and borrowings by its finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities was ¥2,515.4 billion for fiscal 2006, compared with ¥2,370.9 billion for the prior year. The increase in net cash provided by operating activities resulted primarily from increased operating cash flows attributed to the increase of net income.


Net Cash Provided by Operating Activities and Free Cash Flow*
(¥ Billion)
2,800
2,100
1,400
700
0
FY '02 '03 '04 '05 '06
Net cash provided by operating activities
Free cash flow
* (Net cash provided by operating activities) – (Capital expenditures for property, plant, and equipment, excluding vehicles and equipment on operating leases)

Net cash used in investing activities was ¥3,375.5 billion for fiscal 2006, compared with ¥3,061.1 billion for the prior year. The increase in net cash used in investing activities resulted primarily from the increase in additions to finance receivables and the increase in additions to fixed assets including equipment leased to others, which was partially offset by an increase in the collection of finance receivables.

Net cash provided by financing activities was ¥876.9 billion for fiscal 2006, compared with ¥419.3 billion for the prior year. The increase in net cash provided by financing activities resulted primarily from an increase in short-term debt and a decrease in repurchasing shares of common stock of Toyota Motor Corporation.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,523.4 billion during fiscal 2006, an increase of 42.6% over the ¥1,068.2 billion in total capital expenditures for the prior year. The increase in capital expenditures resulted primarily from the impact of increased capital expenditures in domestic subsidiaries and subsidiaries in North America for expansion of production capability.

Total expenditures for vehicles and equipment on operating leases were ¥1,247.7 billion during fiscal 2006, an increase of 45.9% over the ¥854.9 billion in expenditures in the prior year. The increase in expenditures for vehicles and equipment on operating leases resulted primarily from increased operating lease assets in finance subsidiaries in North America and Europe.


Capital Expenditures for Property, Plant and Equipment* and Depreciation
(¥ Billion)
1,600
1,200
800
400
0
FY '02 '03 '04 '05 '06
Capital expenditures
Depreciation
* Excluding vehicles and equipment on operating leases

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to approximately ¥1,550.0 billion during fiscal 2007. Toyota's expected capital expenditures include approximately ¥850.0 billion in Japan, ¥330.0 billion in North America, ¥130.0 billion in Europe, ¥135.0 billion in Asia and ¥105.0 billion in Other, respectively.

Based on currently available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2007. However, there exists a substantial amount of uncertainty with respect to Toyota's obligations under current and future environment regulations as described in "Information on the Company—Business Overview—Governmental Regulations, Environment and Safety Standards" in Toyota's annual report on Form 20-F.


Cash and Cash Equivalents at End of Year
(¥ Billion)
2,000
1,500
1,000
500
0
FY '02 '03 '04 '05 '06

Cash and cash equivalents were ¥1,569.3 billion at March 31, 2006. Most of Toyota's cash and cash equivalents are held in Japanese yen and in U.S. dollars. In addition, time deposits were ¥50.3 billion and marketable securities were ¥634.8 billion at March 31, 2006.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2006 by ¥286.8 billion, or 7.5%, to ¥4,096.8 billion.


Liquid Assets*
(¥ Billion)
5,000
4,000
3,000
2,000
1,000
0
FY '02 '03 '04 '05 '06
* Cash and cash equivalents, time deposits, marketable debt securities and investment in monetary trust funds

Trade accounts and notes receivable, net increased during fiscal 2006 by ¥166.9 billion, or 9.2%, to ¥1,980.6 billion, reflecting the impact of increased revenues and the impact of fluctuations in foreign currency translation rates.

Inventories increased during fiscal 2006 by ¥314.2 billion, or 24.1%, to ¥1,620.9 billion, reflecting the impact of increased volumes and the impact of fluctuations in foreign currency translation rates.

Total finance receivables, net increased during fiscal 2006 by ¥1,340.5 billion, or 19.2%, to ¥8,327.5 billion. The increase in finance receivables resulted from the increase in retail financings due to the increase in vehicle unit sales and the increase in wholesale and other dealer loans, including real estate loans and working capital financing provided to dealers. These increases were partially offset by the decrease in finance leases. As of March 31, 2006, finance receivables were geographically distributed as follows: 65.1% in North America, 14.3% in Japan, 9.7% in Europe, 2.9% in Asia and 8.0% in Other. Toyota maintains programs to sell finance receivables through special purpose entities and obtained proceeds from securitization transactions, net of purchased and retained interests totaling ¥88.6 billion during fiscal 2006.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2006 by ¥790.2 billion, or 24.3%, to ¥4,037.4 billion, primarily reflecting the increase of U.S. treasury notes held by a subsidiary in North America and Japanese government bonds held by the parent company and the improvement in the Japanese stock market.

Property, plant and equipment increased during fiscal 2006 by ¥1,271.0 billion, or 21.9%, reflecting an increase in capital expenditures and the impact of fluctuations in foreign currency translation rates, which was partially offset by the depreciation charges during the year.

Accounts payable increased during fiscal 2006 by ¥229.7 billion, or 12.4%, reflecting the increased volumes of transactions and the impact of fluctuations in foreign currency translation rates.

Accrued expenses increased during fiscal 2006 by ¥174.8 billion, or 13.6%, reflecting the increase in expenses due to the expansion of the business.

Income taxes payable increased during fiscal 2006 by ¥54.6 billion, or 18.7%, principally as a result of the increase in taxable income in parent company and in subsidiaries.

Toyota's total borrowings increased during fiscal 2006 by ¥1,849.7 billion, or 21.6%. Toyota's short-term borrowings consist of loans with a weighted-average interest rate of 2.20% and commercial paper with a weighted-average interest rate of 3.32%. Short-term borrowings increased during fiscal 2006 by ¥651.2 billion, or 27.3%, to ¥3,033.0 billion. Toyota's long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.01% to 20.00%, and maturity dates ranging from 2006 to 2035. The current portion of long-term debt increased during fiscal 2006 by ¥572.9 billion, or 49.8%, to ¥1,723.8 billion and the non-current portion increased by ¥625.6 billion, or 12.5%, to ¥5,640.5 billion. The increase in total borrowings reflects the expansion of the financial services operations and the impact of fluctuations in foreign currency translation rates. At March 31, 2006, approximately 39% of long-term debt was denominated in U.S. dollars, 26% in Japanese yen, 13% in euros and 22% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota's borrowings requirements.

As of March 31, 2006, Toyota's total interest bearing debt was 98.5% of total shareholders' equity, compared to 94.5% as of March 31, 2005.

Toyota's long-term debt was rated "AAA" by Standard & Poor's Ratings Group, "Aaa" by Moody's Investors Services and "AAA" by Rating and Investment Information, Inc. as of March 31, 2006. These ratings represent the highest long-term debt ratings published by each of the respective rating agencies. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota's treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota centralized, and is pursuing global efficiency of, its financial services operations through Toyota Financial Services Corporation.


Shareholders' Equity and Equity Ratio
(¥ Billion)
(%)
12,000
80
9,000
60
6,000
40
3,000
20
0
0
FY '02 '03 '04 '05 '06
Equity ratio (Right scale)

The key element of Toyota's financial policy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financing operations on a cost effective basis even if earnings experience short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present requirements and that by maintaining its high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota's ability to maintain its high credit ratings is subject to a number of factors, some of which are not within Toyota's control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota's successful implementation of its business strategy.

Toyota's unfunded pension liabilities decreased during fiscal 2006 by ¥209.3 billion, or 40.6% to ¥306.7 billion. The unfunded pension liabilities relate primarily to the parent company and its Japanese subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be funded on the retirement date of each covered employee. The unfunded pension liabilities decreased in fiscal 2006 compared to the prior year mainly due to the increase in the market value of assets of the plans. See note 19 to the consolidated financial statements.

Off-Balance Sheet Arrangements

Securitization Funding

Toyota uses its securitization program as part of its funding for its financial services operations. Toyota believes that the securitizations are an important element of its financial services operations as it provides a cost-effective funding source.

Securitization of receivables allows Toyota to access a highly liquid and efficient capital market while providing Toyota with an alternative source of funding and investor diversification. See note 7 to the consolidated financial statements with respect to the impact on the balance sheet, income statement, and cash flows of these securitizations.

Toyota's securitization program involves a two-step transaction. Toyota sells discrete pools of retail finance receivables to a wholly-owned, bankruptcy remote special purpose entity ("SPE"), which in turn transfers the receivables to a qualified special purpose entity ("QSPE" or "securitization trust") in exchange for the proceeds from securities issued by the securitization trust. Once the receivables are transferred to the QSPE, the receivables are no longer assets of Toyota and, therefore, no longer appear in Toyota's consolidated balance sheet. These securities are secured by collections on the sold receivables and structured into senior and subordinated classes.

The following flow chart diagrams a typical securitization transaction:


Receivables
Receivables
Securities
Toyota
SPE
(Wholly-owned by Toyota)
QSPE
(Securitization Trust)
Investors
Proceeds
Proceeds
Proceeds
Bankruptcy remote transaction
Off-balance sheet transaction

Toyota's use of SPEs in securitizations is consistent with conventional practices in the securitization markets. The sale to the SPE isolates the sold receivables from other creditors of Toyota for the benefit of securitization investors and, assuming accounting requirements are satisfied, the sold receivables are accounted for as a sale. While Toyota retains subordinated interests, investors in securitizations have no recourse to Toyota, any cash reserve funds, or any amounts available or funded under the revolving liquidity notes discussed below. Toyota does not guarantee any securities issued by the securitization trust. Each SPE has a limited purpose and may only be used to purchase and sell the receivables. The individual securitization trusts have a limited duration and generally terminate when investors holding the asset-backed securities have been paid all amounts owed to them.

The SPE retains an interest in the securitization trust. The retained interest includes subordinated securities issued by the securitization trust and interest-only strips representing the right to receive any excess interest. The retained interests are subordinated and serve as credit enhancements for the more senior securities issued by the securitization trust. The retained interests are held by the SPE as restricted assets and are not available to satisfy any obligations of Toyota. If forecasted future cash flows result in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss is recognized to the extent that the fair value is less than the carrying amount. Such losses would be included in the consolidated statement of income. These retained interests as well as senior securities purchased by Toyota are reflected in the consolidated balance sheet for accounting purposes.

Various other forms of credit enhancements are provided to reduce the risk of loss for senior classes of securities. These credit enhancements may include the following:

Cash reserve funds or restricted cash

A portion of the proceeds from the sale of asset-backed securities may be held by the securitization trust in segregated reserve funds and may be used to pay principal and interest to investors if collections on the sold receivables are insufficient. In the event a trust experiences charge-offs or delinquencies above specified levels, additional excess amounts from collections on receivables held by the securitization trusts will be added to such reserve funds.

Revolving liquidity notes

In certain securitization structures, revolving liquidity notes ("RLN") are used in lieu of deposits to a cash reserve fund. The securitization trust may draw upon the RLN to cover any shortfall in interest and principal payments to investors. Toyota funds any draws, and the terms of the RLN obligate the securitization trust to repay amounts drawn plus accrued interest. Repayments of principal and interest due under the RLN are subordinated to principal and interest payments on the asset-backed securities and, in some circumstances, to deposits into a reserve account. If collections are insufficient to repay amounts outstanding under a RLN, Toyota will recognize a loss for the outstanding amounts. Toyota must fund the entire amount available under the RLN if Toyota's short-term unsecured debt rating is downgraded below P-1 or A-1 by Moody's or S&P, respectively. Management believes the likelihood of Toyota incurring such losses or Toyota's short-term credit rating being downgraded is remote. There were no outstanding amounts drawn on the RLN's at March 31, 2005 and 2006. The RLN had no material fair value as of March 31, 2005 and 2006. Toyota has not recognized a liability for the RLN because it does not expect to be required to fund any amounts under the RLN.

Toyota may enter into a swap agreement with the securitization trust under which the securitization trust is obligated to pay Toyota a fixed rate of interest on payment dates in exchange for receiving amounts equal to the floating rate of interest payable on the asset backed securities. This arrangement enables the securitization trust to issue securities bearing interest on a basis different from that of the receivables held.

Toyota continues to service the sold receivables for a servicing fee. Toyota's servicing duties include collecting payments on receivables and submitting them to the trustee for distribution to the certificate holders. While servicing the sold receivables for the securitization trusts, Toyota applies the same servicing policies and procedures that are applied to the owned receivables and maintains a normal relationship with the financing customers.

Other significant provisions relating to securitizations are described below.

Receivable repurchase obligations

Toyota makes certain representations and warranties to the SPE, and the SPE makes corresponding representations and warranties to the securitization trust, relating to receivables sold in a securitization. Toyota and the SPE may be required to repurchase any receivables in the event of a breach of a representation and warranty relating to the receivable that materially and adversely affects the interest of the SPE, or securitization trust, as applicable. In addition, Toyota, as servicer of the receivables, may be required to repurchase any receivable in the event of a breach of a covenant by the servicer with respect to the receivable that materially and adversely affects the interest of the securitization trust or of an extension or modification of a receivable as to which Toyota, as servicer, does not commit to make advances to fund reductions in interest payments. The repurchase price is generally the outstanding principal balance of the receivable and accrued interest. These provisions are customary for securitization transactions.

Advancing requirements

As the servicer, Toyota is required to advance certain shortfalls in obligor payments to the securitization trust to the extent it believes the advance will be recovered from future collections of that receivable. Generally, the securitization trust is required to reimburse Toyota for these advances from collections on all receivables before making other required payments. These provisions are customary for securitization transactions.

Lending Commitments

Credit facilities with credit card holders

Toyota's financial services operation issues credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holders' requests up to the limits established on an individual holder basis. Although loans made to customers through this facility are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥2,350.8 billion as of March 31, 2006.

Credit facilities with dealers

Toyota's financial services operation maintains credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota's exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota's financial services operation also provides financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota's outstanding credit facilities with dealers totaled ¥1,334.4 billion as of March 31, 2006.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and at March 31, 2006 range from one month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2006 is ¥1,236.9 billion. Liabilities for these guarantees of ¥3.3 billion have been provided as of March 31, 2006. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

Tabular Disclosure of Contractual Obligations

For information regarding debt obligations, capital lease obligations, operating leases, and other obligations, including amounts maturing in each of the next five years, see notes 13, 22 and 23 to the consolidated financial statements. In addition, as part of Toyota's normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.

The following tables summarize Toyota's contractual obligations and commercial commitments as of March 31, 2006:

	Yen in millions				
		Payments Due by Period			
	Total	Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:					
Short-term borrowings (note 13)					
Loans	¥ 986,128	¥ 986,128			
Commercial paper	2,046,891	2,046,891			
Long-term debt * (note 13)	7,306,037	1,709,231	¥3,161,232	¥1,434,838	¥1,000,736
Capital lease obligations (note 13)	58,341	14,657	17,402	25,736	546
Non-cancelable operating lease obligations (note 22)	51,495	9,740	13,565	9,101	19,089
Commitments for the purchase of property, plant and other assets (note 23)	103,324	97,152	6,172	—	—
Total	¥10,552,216	¥4,863,799	¥3,198,371	¥1,469,675	¥1,020,371

* "Long-term debt" represents future principal payments.

Toyota expects to contribute ¥98,561 million to its pension plans in during fiscal 2007.

	Yen in millions				
		Amount of Commitment Expiration Per Period			
	Total Amounts Committed	Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments:					
Maximum potential exposure to guarantees given in the ordinary course of business (note 23)	¥1,236,977	¥380,152	¥587,137	¥223,862	¥45,826
Total Commercial Commitments	¥1,236,977	¥380,152	¥587,137	¥223,862	¥45,826

Related Party Transactions

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business as described in note 12 to the consolidated financial statements.

Legislation Regarding End-of-Life Vehicles

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implement the following:

- manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement will also be applicable to vehicles put on the market before July 1, 2002;
- manufacturers may not use certain hazardous materials in vehicles sold after July 2003;
- vehicles type-approved and put on the market after December 15, 2008, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and
- end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising to 85% and 95%, respectively, by 2015.

See note 23 to the consolidated financial statements for further discussion.

Recent Accounting Pronouncements in the United States

In November 2004, the Financial Accounting Standards Board ("FASB") issued FAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 ("FAS 151"). FAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges...". FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

In December 2004, FASB issued FAS No. 123(R), Share-Based Payment (revised 2004) ("FAS 123(R)"). FAS 123(R) is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"), supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. FAS 123(R) also requires a public entity to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value will be recognized as compensation cost over that period. Although Toyota is required to implement the standard as of the beginning of the first interim or annual period that begins after June 15, 2005 under Statement No. 123(R), the Securities and Exchange Commission has amended the compliance date and Toyota is required to adopt the Standard for the year ending March 31, 2007. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

In May 2005, FASB issued FAS No. 154, Accounting Changes and Error Corrections—a replacement of APB No. 20 and FAS No. 3 ("FAS 154"). FAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of applying FAS 154 will depend on the change, if any, that Toyota may identify and record in future periods.

In February 2006, the FASB issued FAS No. 155, Accounting for Certain Hybrid Instruments ("FAS 155"), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). The statement also subjects beneficial interests issued by securitization vehicles to the requirements of FAS 133. FAS 155 is effective after the beginning of first fiscal year that begins after September 15, 2006. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets ("FAS 156"), which amends FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 is effective as of the beginning of first fiscal year that begins after September 15, 2006, with earlier adoption permitted. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

Critical Accounting Estimates

The consolidated financial statements of Toyota are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Toyota believes that of its significant accounting policies, the following may involve a higher degree of judgments, estimates and complexity:

Product Warranty

Toyota generally warrants its products against certain manufacturing and other defects. Product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. All product warranties are consistent with commercial practices. Toyota provides a provision for estimated product warranty costs as a component of cost of sales at the time the related sale is recognized. The accrued warranty costs represent management's best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from suppliers. The foregoing evaluations are inherently uncertain, as they require material estimates and some products' warranties extend for several years. Consequently, actual warranty costs will differ from the estimated amounts and could require additional warranty provisions. If these factors require a significant increase in Toyota's accrued estimated warranty costs, it would negatively affect future operating results of the automotive operations.

Allowance for Doubtful Accounts and Credit Losses

Natures of estimates and assumptions

Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectibility risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing management's estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairments, (ii) information that indicates changes in expected future cash flows, or (iii) changes in economic and other events and conditions. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota's sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota's allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations. The level of credit losses, which impacts larger on Toyota's results of operations, is influenced primarily by two factors: frequently of occurrence and loss severity. For evaluation purposes, exposures to credit loss are segmented into the two primary categories of "consumer" and "dealer". Toyota's consumer portfolio consists of smaller balance homogenous retail finance receivables and lease earning assets. The dealer portfolio consists of wholesale and other dealer financing receivables. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses.

Sensitivity analysis

The level of credit losses, which could significantly impact Toyota's results of operations, is influenced primarily by two factors: frequency of occurrence and loss severity. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses. The following table illustrates the effect of an assumed change in expected loss severity, which we believe is one of the key critical estimates for determining the allowance for credit losses, assuming all other assumptions are held consistent. The table below represents the impact on the allowance for credit losses in Toyota's financial services operations as any change impacts most significantly on the financial services operations.

	Yen in millions
	Effect on the allowance for credit losses as of March 31, 2006
10 percent increase in expected loss severity	¥4,581

Investment in Operating Leases

Natures of estimates and assumptions

Vehicles on operating leases, where Toyota is the lessor, are valued at acquisition cost and depreciated over their estimated useful lives using the straight-line method to their estimated residual values. Toyota utilizes industry published information and its own historical experience to determine estimated residual values for these vehicles. Toyota evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of declines in residual values, and if impaired, Toyota recognizes an allowance for its residual values. In addition, to the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the fair value of Toyota's leased vehicles could be subject to downward pressure. If resale prices of used vehicles decline, future operating results of the financial services operations are likely to be adversely affected by incremental charges to reduce estimated residual values. Throughout the life of the lease, management performs periodic evaluations of estimated end-of-term market values to determine whether estimates used in the determination of the contractual residual value are still considered reasonable. Factors affecting the estimated residual value at lease maturity include, but are not limited to, new vehicle incentive programs, new vehicle pricing, used vehicle supply, projected vehicle return rates, and projected loss severity. The vehicle return rate represents the number of leased vehicles returned at contract maturity and sold by Toyota during the period as a percentage of the number of lease contracts that, as of their origination dates, were scheduled to mature in the same period. A higher rate of vehicle returns exposes Toyota to higher potential losses incurred at lease termination. Loss severity is the extent to which the end-of-term market value of a lease is less than its carrying value at lease end.

Sensitivity analysis

The following table illustrates the effect of an assumed change in the vehicle return rate, which we believe is one of the critical estimates, in determining the allowance for residual value, holding all other assumptions constant. The following table represents the impact on the allowance for residual values in Toyota's financial services operations as those changes impact significantly on financing operations.

	Yen in millions
	Effect on the allowance for residual value as of March 31, 2006
5 percent increase in vehicle return rate	¥470

Impairment of Long-Lived Assets

Toyota periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable; however, changes in estimates of such cash flows and fair values would affect the evaluations and negatively affect future operating results of the automotive operations.

Pension Costs and Obligations

Natures of estimates and assumptions

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected rate of return on plan assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Toyota's pension costs and obligations.

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota's principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 2.6% and a weighted-average expected rate of return on plan assets of 2.9% is the result of assumptions used for the various pension plans in calculating Toyota's consolidated pension costs and obligations for fiscal 2006.

Sensitivity analysis

The following table illustrates the effect of assumed changes in weighted-average discount rate and the weighted-average expected rate of return on plan assets, which we believe are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions	
	Effect on pre-tax income for the year ending March 31, 2007	Effect on PBO as of March 31, 2006
Discount rates		
0.5% decrease	¥(10,139)	¥ 127,688
0.5% increase	9,779	(110,001)
Expected rate of return on plan assets		
0.5% decrease	¥(6,381)	
0.5% increase	6,381	

Derivatives and Other Contracts at Fair Value

Toyota uses derivatives in the normal course of business to manage its exposure to foreign currency exchange rates and interest rates. The accounting is complex and continues to evolve. In addition, there are the significant judgments and estimates involved in the estimating of fair value in the absence of quoted market values. These estimates are based upon valuation methodologies deemed appropriate in the circumstances; however, the use of different assumptions may have a material effect on the estimated fair value amounts.

Marketable Securities

Toyota's accounting policy is to record a write-down of such investments to realizable value when a decline in fair value below the carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota's ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value.

Quantitative and Qualitative Disclosures about Market Risk

Toyota is exposed to market risk from changes in foreign currency exchange rates, interest rates and certain commodity and equity security prices. In order to manage the risk arising from changes in foreign currency exchange rates and interest rates, Toyota enters into a variety of derivative financial instruments.

A description of Toyota's accounting policies for derivative instruments is included in note 2 to the consolidated financial statements and further disclosure is provided in notes 20 and 21 to the consolidated financial statements.

Toyota monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects on Toyota's operating results.

The financial instruments included in the market risk analysis consist of all of Toyota's cash and cash equivalents, marketable securities, finance receivables, securities investments, long-term and short-term debt and all derivative financial instruments. Toyota's portfolio of derivative financial instruments consists of forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options. Anticipated transactions denominated in foreign currencies that are covered by Toyota's derivative hedging are not included in the market risk analysis. Although operating leases are not required to be included, Toyota has included these instruments in determining interest rate risk.

Foreign Currency Exchange Rate Risk

Toyota has foreign currency exposures related to buying, selling and financing in currencies other than the local currencies in which it operates. Toyota is exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies. Toyota's most significant foreign currency exposures relate to the U.S. dollar and the euro.

Toyota uses a value-at-risk analysis ("VAR") to evaluate its exposure to changes in foreign currency exchange rates. The value-at-risk of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥57.1 billion as of March 31, 2005 and ¥51.9 billion as of March 31, 2006. Based on Toyota's overall currency exposure (including derivative positions), the risk during the year ended March 31, 2006 to pre-tax cash flow from currency movements was on average ¥46.6 billion, with a high of ¥51.9 billion and a low of ¥44.1 billion.

The VAR was estimated by using a Monte Carlo Simulation method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. Certain exchange traded future and option contracts, interest rate caps and floors, along with various investments, have been entered into to reduce the interest rate risk related to these activities. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥56.3 billion as of March 31, 2005 and ¥75.6 billion as of March 31, 2006.

There are certain shortcomings inherent to the sensitivity analyses presented. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve; however, in reality, changes are rarely instantaneous. Although certain assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Finance receivables are less susceptible to prepayments when interest rates change and, as a result, Toyota's model does not address prepayment risk for automotive related finance receivables. However, in the event of a change in interest rates, actual loan prepayments may deviate significantly from the assumptions used in the model.

Commodity Price Risk

Commodity price risk is the possibility of higher or lower costs due to changes in the prices of commodities, such as non-ferrous alloys (e.g., aluminum), precious metals (e.g., palladium, platinum and rhodium) and ferrous alloys, which Toyota uses in the production of motor vehicles. Toyota does not use derivative instruments to hedge the price risk associated with the purchase of those commodities and controls its commodity price risk by holding minimum stock levels.

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥904.8 billion as of March 31, 2005 and ¥1,469.1 billion as of March 31, 2006. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥90.4 billion as of March 31, 2005 and ¥146.9 billion as of March 31, 2006.

Consolidated Balance Sheets

Toyota Motor Corporation
March 31, 2005 and 2006

ASSETS	Yen in millions		U.S. dollars in millions
	2005	2006	2006
Current assets			
Cash and cash equivalents	¥ 1,483,753	**¥ 1,569,387**	**$ 13,360**
Time deposits	63,609	**50,349**	**428**
Marketable securities	543,124	**634,879**	**5,405**
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥18,656 million in 2005 and ¥19,491 million ($166 million) in 2006	1,813,725	**1,980,680**	**16,861**
Finance receivables, net	3,010,135	**3,497,319**	**29,772**
Other receivables	355,381	**416,336**	**3,544**
Inventories	1,306,709	**1,620,975**	**13,799**
Deferred income taxes	475,764	**520,494**	**4,431**
Prepaid expenses and other current assets	387,905	**444,803**	**3,787**
Total current assets	9,440,105	**10,735,222**	**91,387**
Noncurrent finance receivables, net	3,976,941	**4,830,216**	**41,119**
Investments and other assets			
Marketable securities and other securities investments	2,704,142	**3,402,523**	**28,965**
Affiliated companies	1,570,185	**1,828,369**	**15,565**
Employees receivables	49,538	**75,094**	**639**
Other	798,506	**793,543**	**6,755**
Total investments and other assets	5,122,371	**6,099,529**	**51,924**
Property, plant and equipment			
Land	1,182,768	**1,215,897**	**10,351**
Buildings	2,935,274	**3,156,613**	**26,872**
Machinery and equipment	7,897,509	**8,482,832**	**72,213**
Vehicles and equipment on operating leases	1,828,697	**2,605,426**	**22,179**
Construction in progress	214,781	**397,076**	**3,380**
	14,059,029	**15,857,844**	**134,995**
Less—Accumulated depreciation	(8,263,435)	**(8,791,216)**	**(74,838)**
Property, plant and equipment, net	5,795,594	**7,066,628**	**60,157**
Total assets	¥24,335,011	**¥28,731,595**	**$244,587**

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen in millions		U.S. dollars in millions
	2005	2006	2006
Current liabilities			
Short-term borrowings	¥ 2,381,827	**¥ 3,033,019**	**$ 25,820**
Current portion of long-term debt	1,150,920	**1,723,888**	**14,675**
Accounts payable	1,856,799	**2,086,587**	**17,763**
Other payables	693,041	**730,184**	**6,216**
Accrued expenses	1,289,373	**1,464,263**	**12,465**
Income taxes payable	292,835	**347,488**	**2,958**
Other current liabilities	562,411	**643,306**	**5,476**
Total current liabilities	8,227,206	**10,028,735**	**85,373**
Long-term liabilities			
Long-term debt	5,014,925	**5,640,490**	**48,016**
Accrued pension and severance costs	646,989	**679,918**	**5,788**
Deferred income taxes	811,670	**1,092,995**	**9,305**
Other long-term liabilities	84,342	**139,428**	**1,187**
Total long-term liabilities	6,557,926	**7,552,831**	**64,296**
Minority interest in consolidated subsidiaries	504,929	**589,580**	**5,019**
Shareholders' equity			
Common stock, no par value, authorized: 9,740,185,400 shares in 2005 and 2006; issued: 3,609,997,492 shares in 2005 and 2006	397,050	**397,050**	**3,380**
Additional paid-in capital	495,707	**495,250**	**4,216**
Retained earnings	9,332,176	**10,459,788**	**89,042**
Accumulated other comprehensive income (loss)	(80,660)	**437,316**	**3,723**
Treasury stock, at cost, 341,918,553 shares in 2005 and 368,240,025 shares in 2006	(1,099,323)	**(1,228,955)**	**(10,462)**
Total shareholders' equity	9,044,950	**10,560,449**	**89,899**
Commitments and contingencies			
Total liabilities and shareholders' equity	¥24,335,011	**¥28,731,595**	**$244,587**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Toyota Motor Corporation
For the years ended March 31, 2004, 2005, and 2006

	Yen in millions			U.S. dollars in millions
	2004	2005	**2006**	**2006**
Net revenues				
Sales of products	¥16,578,033	¥17,790,862	**¥20,059,493**	**$170,763**
Financing operations	716,727	760,664	**977,416**	**8,320**
	17,294,760	18,551,526	**21,036,909**	**179,083**
Costs and expenses				
Cost of products sold	13,506,337	14,500,282	**16,335,312**	**139,059**
Cost of financing operations	364,177	369,844	**609,632**	**5,190**
Selling, general and administrative	1,757,356	2,009,213	**2,213,623**	**18,844**
	15,627,870	16,879,339	**19,158,567**	**163,093**
Operating income	1,666,890	1,672,187	**1,878,342**	**15,990**
Other income (expense)				
Interest and dividend income	55,629	67,519	**93,970**	**800**
Interest expense	(20,706)	(18,956)	**(21,601)**	**(184)**
Foreign exchange gain, net	38,187	21,419	**10,789**	**92**
Other income, net	25,793	12,468	**125,860**	**1,071**
	98,903	82,450	**209,018**	**1,779**
Income before income taxes, minority interest and equity in earnings of affiliated companies	1,765,793	1,754,637	**2,087,360**	**17,769**
Provision for income taxes	681,304	657,910	**795,153**	**6,769**
Income before minority interest and equity in earnings of affiliated companies	1,084,489	1,096,727	**1,292,207**	**11,000**
Minority interest in consolidated subsidiaries	(42,686)	(64,938)	**(84,393)**	**(718)**
Equity in earnings of affiliated companies	120,295	139,471	**164,366**	**1,399**
Net income	¥ 1,162,098	¥ 1,171,260	**¥ 1,372,180**	**$ 11,681**

	Yen			U.S. dollars
Net income per share				
—Basic	¥342.90	¥355.35	**¥421.76**	**$3.59**
—Diluted	¥342.86	¥355.28	**¥421.62**	**$3.59**
Cash dividends per share	¥ 45.00	¥ 65.00	**¥ 90.00**	**$0.77**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Motor Corporation
For the years ended March 31, 2004, 2005, and 2006

	Yen in millions					
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders' equity
Balances at March 31, 2003	¥397,050	¥ 493,790	¥ 7,301,795	¥(604,272)	¥ (467,363)	¥ 7,121,000
Issuance during the year		1,389				1,389
Comprehensive income						
Net income			1,162,098			1,162,098
Other comprehensive income (loss)						
Foreign currency translation adjustments				(203,257)		(203,257)
Unrealized gains on securities, net of reclassification adjustments				329,672		329,672
Minimum pension liability adjustments				273,265		273,265
Total comprehensive income						1,561,778
Dividends paid			(137,678)			(137,678)
Purchase and reissuance of common stock					(367,922)	(367,922)
Balances at March 31, 2004	397,050	495,179	8,326,215	(204,592)	(835,285)	8,178,567
Issuance during the year		528				528
Comprehensive income						
Net income			1,171,260			1,171,260
Other comprehensive income						
Foreign currency translation adjustments				75,697		75,697
Unrealized gains on securities, net of reclassification adjustments				38,455		38,455
Minimum pension liability adjustments				9,780		9,780
Total comprehensive income						1,295,192
Dividends paid			(165,299)			(165,299)
Purchase and reissuance of common stock					(264,038)	(264,038)
Balances at March 31, 2005	397,050	495,707	9,332,176	(80,660)	(1,099,323)	9,044,950
Issuance during the year		(457)				(457)
Comprehensive income						
Net income			1,372,180			1,372,180
Other comprehensive income						
Foreign currency translation adjustments				268,410		268,410
Unrealized gains on securities, net of reclassification adjustments				244,629		244,629
Minimum pension liability adjustments				4,937		4,937
Total comprehensive income						1,890,156
Dividends paid			(244,568)			(244,568)
Purchase and reissuance of common stock					(129,632)	(129,632)
Balances at March 31, 2006	**¥397,050**	**¥495,250**	**¥10,459,788**	**¥437,316**	**¥(1,228,955)**	**¥10,560,449**

	U.S. dollars in millions					
Balances at March 31, 2005	$ 3,380	$ 4,220	$ 79,443	$ (686)	$ (9,358)	$76,999
Issuance during the year		(4)				(4)
Comprehensive income						
Net income			11,681			11,681
Other comprehensive income						
Foreign currency translation adjustments				2,285		2,285
Unrealized gains on securities, net of reclassification adjustments				2,082		2,082
Minimum pension liability adjustments				42		42
Total comprehensive income						16,090
Dividends paid			(2,082)			(2,082)
Purchase and reissuance of common stock					(1,104)	(1,104)
Balances at March 31, 2006	**$3,380**	**$4,216**	**$89,042**	**$3,723**	**$(10,462)**	**$89,899**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Toyota Motor Corporation
For the years ended March 31, 2004, 2005, and 2006

	Yen in millions			U.S. dollars in millions
	2004	2005	2006	2006
Cash flows from operating activities				
Net income	¥ 1,162,098	¥ 1,171,260	**¥ 1,372,180**	**$ 11,681**
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation	969,904	997,713	**1,211,178**	**10,311**
Provision for doubtful accounts and credit losses	83,138	63,154	**62,646**	**533**
Pension and severance costs, less payments	(159,267)	(52,933)	**23,860**	**203**
Losses on disposal of fixed assets	39,742	49,159	**54,981**	**468**
Unrealized losses on available-for-sale securities, net	3,063	2,324	**4,163**	**36**
Deferred income taxes	120,828	84,711	**33,262**	**283**
Minority interest in consolidated subsidiaries	42,686	64,938	**84,393**	**718**
Equity in earnings of affiliated companies	(120,295)	(139,471)	**(164,366)**	**(1,399)**
Changes in operating assets and liabilities, and other				
Increase in accounts and notes receivable	(90,721)	(178,363)	**(297,598)**	**(2,533)**
Increase in inventories	(53,609)	(191,545)	**(248,823)**	**(2,118)**
(Increase) decrease in other current assets	43,445	34,674	**(89,723)**	**(764)**
Increase in accounts payable	159,120	153,747	**188,702**	**1,606**
Increase (decrease) in accrued income taxes	(66,006)	41,228	**54,052**	**460**
Increase in other current liabilities	203,535	190,450	**203,075**	**1,729**
Other	(150,927)	79,894	**23,498**	**200**
Net cash provided by operating activities	2,186,734	2,370,940	**2,515,480**	**21,414**
Cash flows from investing activities				
Additions to finance receivables	(5,234,578)	(5,594,375)	**(6,476,979)**	**(55,137)**
Collection of finance receivables	3,839,812	4,609,383	**5,615,276**	**47,802**
Proceeds from sale of finance receivables	243,128	65,536	**102,854**	**876**
Additions to fixed assets excluding equipment leased to others	(945,803)	(1,068,287)	**(1,523,459)**	**(12,969)**
Additions to equipment leased to others	(542,738)	(854,953)	**(1,247,781)**	**(10,622)**
Proceeds from sales of fixed assets excluding equipment leased to others	73,925	69,396	**89,578**	**762**
Proceeds from sales of equipment leased to others	288,681	316,456	**410,683**	**3,496**
Purchases of marketable securities and security investments	(1,336,467)	(1,165,791)	**(957,296)**	**(8,149)**
Proceeds from sales of marketable securities and security investments	183,808	121,369	**157,707**	**1,342**
Proceeds upon maturity of marketable securities and security investments	1,252,334	452,574	**533,325**	**4,540**
Payment for additional investments in affiliated companies, net of cash acquired	(20,656)	(901)	**(1,802)**	**(15)**
Changes in investments and other assets, and other	(17,941)	(11,603)	**(77,606)**	**(661)**
Net cash used in investing activities	(2,216,495)	(3,061,196)	**(3,375,500)**	**(28,735)**
Cash flows from financing activities				
Purchase of common stock	(357,457)	(264,106)	**(129,629)**	**(1,104)**
Proceeds from issuance of long-term debt	1,636,570	1,863,710	**1,928,788**	**16,420**
Payments of long-term debt	(1,253,045)	(1,155,223)	**(1,187,506)**	**(10,109)**
Increase in short-term borrowings	353,833	140,302	**509,826**	**4,340**
Dividends paid	(137,678)	(165,299)	**(244,568)**	**(2,082)**
Net cash provided by financing activities	242,223	419,384	**876,911**	**7,465**
Effect of exchange rate changes on cash and cash equivalents	(74,714)	24,849	**68,743**	**585**
Net increase (decrease) in cash and cash equivalents	137,748	(246,023)	**85,634**	**729**
Cash and cash equivalents at beginning of year	1,592,028	1,729,776	**1,483,753**	**12,631**
Cash and cash equivalents at end of year	¥ 1,729,776	¥ 1,483,753	**¥ 1,569,387**	**$ 13,360**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Toyota Motor Corporation

1. Nature of operations:

Toyota is primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota provides financing, vehicle and equipment leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota.

2. Summary of significant accounting policies:

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to accounting principles generally accepted in the United States of America.

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota's equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost. The accounts of variable interest entities as defined by the Financial Accounting Standard Board ("FASB") Interpretation No. 46(R) *Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No.51* ("FIN 46(R)") are included in the consolidated financial statements, if applicable.

Estimates—

The preparation of Toyota's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, pension costs and obligations, fair value of derivative financial instruments and other-than-temporary losses on marketable securities.

Translation of foreign currencies—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current exchange rates and all income and expense accounts of those subsidiaries are translated at the average exchange rates for each period. The foreign currency translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current exchange rates and the resulting transaction gains or losses are recorded in operations currently.

Revenue recognition—

Revenues from sales of vehicles and parts are generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below.

Toyota's sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value is recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota's depreciation policy.

Revenues from retail financing contracts and finance leases are recognized using the effective yield method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing rights and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the period in which such sales occur.

Other costs—

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥371,677 million, ¥379,702 million and ¥397,599 million ($3,385 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. Toyota records a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from suppliers.

Research and development costs are expensed as incurred and ¥682,279 million, ¥755,147 million and ¥812,648 million ($6,918 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

Cash and cash equivalents—
Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities—
Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders' equity, net of applicable taxes. Debt securities designated as held-to-maturity investments are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota's ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the statement of income when realized.

Security investments in non-public companies—
Security investments in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public security investment is estimated to have declined and such decline is judged to be other-than-temporary, Toyota recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined principally through the use of the latest financial information.

Finance receivables—
Finance receivables are recorded at the present value of the related future cash flows including residual values for finance leases.

Allowance for credit losses—
Allowance for credit losses are established to cover probable losses on receivables resulting from the inability of customers to make required payments. The allowance for credit losses is based primarily on the frequency of occurrence and loss severity. Other factors affecting collectibility are also evaluated in determining the amount to be provided.

Losses are charged to the allowance when it has been determined that payments will not be received and collateral cannot be recovered or the related collateral is repossessed and sold. Any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance. Recoveries are reversed from the allowance for credit losses.

Allowance for residual value losses—
Toyota is exposed to risk of loss on the disposition of off-lease vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota maintains an allowance to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The allowance is evaluated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Management evaluates the foregoing factors, develops several potential loss scenarios, and reviews allowance levels to determine whether reserves are considered adequate to cover the probable range of losses.

The allowance for residual value losses is maintained in amounts considered by Toyota to be appropriate in relation to the estimated losses on its owned portfolio. Upon disposal of the assets, the allowance for residual losses is adjusted for the difference between the net book value and the proceeds from sale.

Inventories—
Inventories are valued at cost, not in excess of market, cost being determined on the "average-cost" basis, except for the cost of finished products carried by certain subsidiary

companies which is determined on the "specific identification" basis or "last-in, first-out" ("LIFO") basis. Inventories valued on the LIFO basis totaled ¥233,440 million and ¥329,205 million ($2,802 million) at March 31, 2005 and 2006, respectively. Had the "first-in, first-out" basis been used for those companies using the LIFO basis, inventories would have been ¥31,894 million and ¥17,070 million ($145 million) higher than reported at March 31, 2005 and 2006, respectively.

Property, plant and equipment—

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the respective assets according to general class, type of construction and use. The estimated useful lives range from 2 to 65 years for buildings and from 2 to 20 years for machinery and equipment.

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line method over the lease term, generally 5 years, to the estimated residual value.

Long-lived assets—

Toyota reviews its long-lived assets, including investments in affiliated companies, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying value of the asset over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

Goodwill and intangible assets—

Goodwill is not material to Toyota's consolidated balance sheets.

Intangible assets consist mainly of software. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives mainly of 5 years. Intangible assets with an indefinite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is generally determined by the difference between the fair value of the asset using a discounted cash flow valuation method and the current book value.

Employee benefit obligations—

Toyota has both defined benefit and defined contribution plans for employees' retirement benefits. Retirement benefit obligations are measured by actuarial calculations in accordance with a Statement of Financial Accounting Standard ("FAS") No. 87 *Employers' accounting for pensions* ("FAS 87"), "Accrued pension and severance costs" are determined by amounts of obligations, plan assets, unrecognized prior service costs and unrecognized actuarial gains/losses. A minimum pension liability is recorded for plans where the accumulated benefit obligation net of plan assets exceeds the accrued pension and severance costs.

Environmental matters—

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or Toyota's commitment to a plan of action. The cost of each environmental liability is estimated by using current technology available and various engineering, financial and legal specialists within Toyota based on current law. Such liabilities do not reflect any offset for possible recoveries from insurance companies and are not discounted. There were no material changes in these liabilities for all periods presented.

Income taxes—

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments—

Toyota employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

Net income per share—
Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

Stock-based compensation—
Toyota measures compensation expense for its stock-based compensation plan using the intrinsic value method. Toyota accounts for the stock-based compensation plans under the recognition and measurement principles of the Accounting Principles Board ("APB") Opinion No. 25 ("APB25"), *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price higher than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FAS No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"), to stock-based employee compensation. See note 18 to the consolidated financial statements for weighted-average assumptions used in option pricing model.

		Yen in millions			U.S. dollars in millions
		For the years ended March 31,			For the year ended March 31,
		2004	2005	**2006**	**2006**
Net income					
As reported		¥1,162,098	¥1,171,260	**¥1,372,180**	**$11,681**
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards, net of related tax effects		(1,292)	(1,571)	**(1,449)**	**(12)**
Pro forma		¥1,160,806	¥1,169,689	**¥1,370,731**	**$11,669**
Net income per share					
—Basic	As reported	¥342.90	¥355.35	**¥421.76**	**$3.59**
	Pro forma	342.51	354.87	**421.32**	**3.59**
—Diluted	As reported	¥342.86	¥355.28	**¥421.62**	**$3.59**
	Pro forma	342.48	354.80	**421.18**	**3.59**

Other comprehensive income—
Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Toyota's other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments, gains/losses on certain derivative instruments and adjustments attributed to additional minimum pension liabilities associated with Toyota's defined benefit pension plans.

Accounting changes—

In December 2004, FASB issued FAS No. 153, *Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29* ("FAS 153"). The guidance in APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion; however, included certain exceptions to that principle. FAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Toyota adopted FAS 153 for nonmonetary asset exchanges occurring in and after fiscal periods begun after June 15, 2005. The adoption of FAS 153 did not have material impact on Toyota's consolidated financial statements.

In March 2005, FASB issued the FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143* ("FIN 47"). This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires a company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred. Toyota adopted FIN 47 in the fiscal periods ended after December 15, 2005. The adoption of FIN 47 did not have material impact on Toyota's consolidated financial statements.

Recent pronouncements to be adopted in future periods—

In November 2004, FASB issued FAS No. 151, *Inventory Costs—an amendment of ARB No. 43, Chapter 4* ("FAS 151"). FAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges...". FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

In December 2004, FASB issued FAS No. 123(R), *Share-Based Payment (revised 2004)* ("FAS 123(R)"). FAS 123(R) is a revision of FAS 123, supersedes APB 25, and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. FAS 123(R) also requires a public entity to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value will be recognized as compensation cost over that period. Although Toyota is required to implement the standard as of the beginning of the first interim or annual period that begins after June 15, 2005 under Statement No. 123(R), the Securities and Exchange Commission has amended the compliance date and Toyota is required to adopt the Standard for the year ending March 31, 2007. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

In May 2005, FASB issued FAS No. 154, *Accounting Changes and Error Corrections—a replacement of APB No. 20 and FAS No. 3* ("FAS 154"). FAS 154 replaces APB Opinion No. 20, *Accounting Changes,* and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of applying FAS 154 will depend on the change, if any, that Toyota may identify and record in future periods.

In February 2006, FASB issued FAS No. 155, *Accounting for Certain Hybrid Instruments* ("FAS 155"), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"). The statement also subjects beneficial interests issued by securitization vehicles to the requirements of FAS 133. FAS 155 is effective as of the beginning of first fiscal year that begins after September 15, 2006. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

In March 2006, FASB issued FAS No. 156, *Accounting for Servicing of Financial Assets* ("FAS 156"), which amends FAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("FAS 140"), with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 is effective as of the beginning of first fiscal year that begins after September 15, 2006, with earlier adoption permitted. Management does not expect this statement to have a material impact on Toyota's consolidated financial statements.

Reclassifications—

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2006.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥117.47 = U.S. $1, the approximate current exchange rate at March 31, 2006, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2006.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥627,483 million, ¥694,985 million and ¥730,469 million ($6,218 million) for the years ended March 31, 2004, 2005 and 2006, respectively. Interest payments during the years ended March 31, 2004, 2005 and 2006 were ¥203,257 million, ¥226,615 million and ¥332,337 million ($2,829 million), respectively.

Capital lease obligations of ¥4,826 million, ¥3,571 million and ¥6,673 million ($57 million) were incurred for the years ended March 31, 2004, 2005 and 2006, respectively.

5. Acquisitions and dispositions:

During the year ended March 31, 2004, Toyota acquired additional ownerships in the following four contract manufacturers, Toyota Auto Body Corporation, Kanto Auto Works LTD, Central Motor CO., LTD, and P.T. Toyota Motor Manufacturing Indonesia. All of them are primarily engaged in manufacturing Toyota brand vehicles. Until the date of each acquisition, Toyota accounted for its investments in these contract manufacturers by the equity method because Toyota was considered to have significant influence of these companies. Subsequent to the date of each acquisition, Toyota's consolidated financial statements include the accounts of these contract manufacturers. The fair values of assets acquired and liabilities assumed at the dates of acquisition based on the allocation of the aggregate purchase price for these acquisitions are as follows:

	Yen in millions
	For the year ended March 31, 2004
Assets acquired	¥ 488,939
Liabilities assumed	(372,277)
Minority interest	(97,008)
Goodwill	9,557
Less—Cash acquired	(11,703)
Net cash paid	¥ 17,508

Pro forma information related to these acquisitions is not included because the impact of these acquisitions, either individually or in the aggregate, on Toyota's consolidated results of operations is not considered to be material.

During the years ended March 31, 2004, 2005 and 2006, Toyota made a number of other acquisitions, however assets acquired and liabilities assumed were not material.

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions			
	March 31, 2005			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale				
Debt securities	¥2,205,420	¥ 14,113	¥6,928	¥2,212,605
Equity securities	451,903	453,494	593	904,804
Total	¥2,657,323	¥467,607	¥7,521	¥3,117,409
Securities not practicable to determine fair value				
Debt securities	¥ 19,917			
Equity securities	109,940			
Total	¥129,857			

	Yen in millions			
	March 31, 2006			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale				
Debt securities	**¥2,432,905**	**¥ 4,597**	**¥29,356**	**¥2,408,146**
Equity securities	**661,412**	**807,937**	**198**	**1,469,151**
Total	**¥3,094,317**	**¥812,534**	**¥29,554**	**¥3,877,297**
Securities not practicable to determine fair value				
Debt securities	**¥ 18,863**			
Equity securities	**141,242**			
Total	**¥160,105**			

	U.S. dollars in millions			
	March 31, 2006			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale				
Debt securities	**$20,711**	**$ 39**	**$250**	**$20,500**
Equity securities	**5,630**	**6,878**	**1**	**12,507**
Total	**$26,341**	**$6,917**	**$251**	**$33,007**
Securities not practicable to determine fair value				
Debt securities	**$ 161**			
Equity securities	**1,202**			
Total	**$1,363**			

Unrealized losses continuously over a 12 month period or more in the aggregate were not material at March 31, 2005 and 2006.

At March 31, 2005 and 2006, debt securities classified as available-for-sale mainly consist of government bonds and corporate debt securities with maturities from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥183,808 million, ¥121,369 million and ¥157,707 million ($1,342 million) for the years ended March 31, 2004, 2005 and 2006, respectively. On those sales, gross realized gains were ¥8,780 million, ¥14,551 million and ¥2,104 million ($18 million) and gross realized losses were ¥139 million, ¥231 million and ¥1,207 million ($10 million), respectively.

During the year ended March 31, 2006, in accordance with EITF Issue No. 91-5, *Nonmonetary Exchange of Cost-Method Investments*, Toyota reclassified ¥143,366 million ($1,220 million) of gain from Unrealized gains on securities included in the "Accumulated other comprehensive income" on the consolidated balance sheet to Other income included in the "Other income, net" on the consolidated statement of income. The gain was recognized based on the merger between UFJ Holdings, Inc. and Mitsubishi Tokyo Financial Group, Inc. on October 1, 2005, and determined as the amount between the cost of the pre-merger entity, UFJ Holdings, Inc. common shares which Toyota had continuously held and the fair market value of the post-merger entity, Mitsubishi UFJ Financial Group, Inc. common shares which Toyota received in exchange for UFJ Holdings, Inc. common shares. The gain was non-cash gain and included in the cost of the available-for-sale equity securities as of March 31, 2006.

During the years ended March 31, 2004, 2005 and 2006, Toyota recognized impairment losses on available-for-sale securities of ¥3,063 million, ¥2,324 million, and ¥4,163 million ($35 million), respectively, which are included in "Other income, net" in the accompanying consolidated statements of income.

In the ordinary course of business, Toyota maintains long-term investment securities, included in "Marketable securities and other securities investments" and issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota's investment in each individual company is impaired and whether the impairment is other-than-temporary. Toyota performs this impairment test semi-annually for significant investments recorded at cost. If the impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the losses are recognized currently in operations.

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	**2006**	**2006**
Retail	¥ 4,716,961	**¥ 5,930,822**	**$ 50,488**
Finance leases	756,732	**741,280**	**6,310**
Wholesale and other dealer loans	1,773,440	**1,998,814**	**17,016**
	7,247,133	**8,670,916**	**73,814**
Deferred origination costs	65,189	**92,798**	**790**
Unearned income	(233,417)	**(334,796)**	**(2,850)**
Allowance for credit losses	(91,829)	**(101,383)**	**(863)**
Total finance receivables, net	6,987,076	**8,327,535**	**70,891**
Less—Current portion	(3,010,135)	**(3,497,319)**	**(29,772)**
Noncurrent finance receivables, net	¥ 3,976,941	**¥ 4,830,216**	**$ 41,119**

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2006 are summarized as follows:

	Yen in millions			U.S. dollars in millions		
Years ending March 31,	Retail	Finance lease	Wholesale and other dealer loans	Retail	Finance lease	Wholesale and other dealer loans
2007	¥1,692,889	¥194,384	¥1,664,365	$14,411	$1,655	$14,168
2008	1,497,693	124,726	99,217	12,749	1,062	845
2009	1,227,787	99,718	95,581	10,452	849	814
2010	820,275	37,035	53,532	6,983	315	456
2011	404,888	15,239	56,384	3,447	129	480
Thereafter	287,290	1,623	29,735	2,446	14	253
	¥5,930,822	¥472,725	¥1,998,814	$50,488	$4,024	$17,016

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Minimum lease payments	¥485,696	¥ 472,725	$4,024
Estimated unguaranteed residual values	271,036	268,555	2,286
	756,732	741,280	6,310
Deferred origination costs	1,900	1,462	12
Less—Unearned income	(71,702)	(102,241)	(870)
Less—Allowance for credit losses	(6,502)	(6,140)	(52)
Finance leases, net	¥680,428	¥ 634,361	$5,400

Toyota maintains a program to sell retail and lease finance receivables. Under the program, Toyota's securitization transactions are generally structured as qualifying SPEs ("QSPE"s), thus Toyota achieves sale accounting treatment under the provisions of FAS 140. Toyota recognizes a gain or loss on the sale of the finance receivables upon the transfer of the receivables to the securitization trusts structured as a QSPE. Toyota retains servicing rights and earns a contractual servicing fee of 1% per annum on the total monthly outstanding principal balance of the related securitized receivables. In a subordinated capacity, Toyota retains interest-only strips, subordinated securities, and cash reserve funds in these securitizations, and these retained interests are held as restricted assets subject to limited recourse provisions and provide credit enhancement to the senior securities in Toyota's securitization transactions. The retained interests are not available to satisfy any obligations of Toyota. Investors in the securitizations have no recourse to Toyota beyond Toyota's retained subordinated interests and any amounts drawn on the revolving liquidity notes. Toyota's exposure to these retained interests exists until the associated securities are paid in full. Investors do not have recourse to other assets held by Toyota for failure of obligors on the receivables to pay when due or otherwise.

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended March 31, 2004, 2005 and 2006.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Proceeds from new securitizations, net of purchased and retained securities	¥168,135	¥ 48,958	**¥ 88,698**	**$755**
Servicing fees received	6,860	3,762	**2,297**	**20**
Excess interest received from interest only strips	20,514	9,140	**4,219**	**36**
Repurchases of receivables	(33,614)	(34,675)	**(50,086)**	**(426)**
Servicing advances	(792)	(215)	**(453)**	**(4)**
Reimbursement of servicing and maturity advances	1,358	860	**793**	**7**

Toyota sold finance receivables under the program and recognized pretax gains resulting from these sales of ¥5,608 million, ¥323 million and ¥837 million ($7 million) for the years ended March 31, 2004, 2005 and 2006, respectively, after providing an allowance for estimated credit losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

At March 31, 2005 and 2006, Toyota's retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to ¥18,896 million and ¥18,316 million ($156 million), respectively.

Toyota recorded no impairments on retained interests for the years ended March 31, 2004, 2005 and 2006. Those impairments were calculated, if any, by discounting cash flows using management's estimates and other key economic assumptions.

Key economic assumptions used in measuring the fair value of retained interests at the sale date of securitization transactions completed during the years ended March 31, 2004, 2005 and 2006 were as follows:

	For the years ended March 31,		
	2004	2005	2006
Prepayment speed related to securitizations	1.0%–1.5%	0.7%–1.1%	**0.7%–1.4%**
Weighted-average life (in years)	1.70–1.85	1.85	**1.72–2.06**
Expected annual credit losses	0.50%–0.80%	0.30%	**0.05%–0.18%**
Discount rate used on the subordinated securities	5.0%	—	**—**
Discount rate used on other retained interests	8.0%–15.0%	15.0%	**5.0%**

Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for the retail loans securitized for the years ended March 31, 2004, 2005 and 2006 were 0.41%, 0.40% and 0.19%, respectively.

The key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
	March 31,	March 31,
	2006	2006
Prepayment speed assumption (annual rate)	0.7%–1.5%	
Impact on fair value of 10% adverse change	¥(136)	$(1)
Impact on fair value of 20% adverse change	(271)	(2)
Residual cash flows discount rate (annual rate)	5.0%–12.0%	
Impact on fair value of 10% adverse change	¥ (172)	$(1)
Impact on fair value of 20% adverse change	(341)	(3)
Expected credit losses (annual rate)	0.05%–0.41%	
Impact on fair value of 10% adverse change	¥ (56)	$(0)
Impact on fair value of 20% adverse change	(125)	(1)

These hypothetical scenarios do not reflect expected market conditions and should not be used as a prediction of future performance. As the figures indicate, changes in the fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Actual changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Actual cash flows may differ from the above analysis.

Outstanding receivable balances and delinquency amounts for managed retail and lease receivables, which include both owned and securitized receivables, as of March 31, 2005 and 2006 are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Principal amount outstanding	¥5,520,484	¥6,543,496	$55,704
Delinquent amounts over 60 days or more	23,396	32,799	279
Comprised of:			
Receivables owned	¥5,240,276	¥6,337,306	$53,949
Receivables securitized	280,208	206,190	1,755

Credit losses, net of recoveries attributed to managed retail and lease receivables for the years ended March 31, 2004, 2005 and 2006 totaled ¥48,011 million, ¥34,455 million and ¥46,427 million ($395 million), respectively.

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufacturers and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Finished goods	¥ 890,118	¥1,097,203	$ 9,340
Raw materials	189,675	221,285	1,884
Work in process	179,943	239,450	2,038
Supplies and other	46,973	63,037	537
	¥1,306,709	¥1,620,975	$13,799

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Vehicles	¥1,736,238	**¥2,503,064**	**$21,308**
Equipment	92,459	**102,362**	**871**
	1,828,697	**2,605,426**	**22,179**
Less—Accumulated depreciation	(424,609)	**(579,896)**	**(4,936)**
Vehicles and equipment on operating leases, net	¥1,404,088	**¥2,025,530**	**$17,243**

Rental income from vehicles and equipment on operating leases was ¥267,252 million, ¥291,205 million and ¥395,870 million ($3,370 million) for the years ended March 31, 2004, 2005 and 2006, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥404,750	$3,446
2008	314,638	2,679
2009	176,244	1,500
2010	59,484	506
2011	14,611	124
Thereafter	10,168	87
Total minimum future rentals	¥979,895	$8,342

The future minimum rentals as shown above should not be considered indicative of future cash collections.

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Allowance for doubtful accounts at beginning of year	¥53,172	¥61,121	**¥55,751**	**$475**
Provision for doubtful accounts	16,540	15,752	**10,361**	**88**
Write-offs	(2,598)	(12,855)	**(1,819)**	**(15)**
Other	(5,993)	(8,267)	**(2,205)**	**(19)**
Allowance for doubtful accounts at end of year	¥61,121	¥55,751	**¥62,088**	**$529**

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2004, 2005 and 2006.

A portion of the allowance for doubtful accounts balance at March 31, 2005 and 2006 totaling ¥37,095 million and ¥42,597 million ($363 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Allowance for credit losses at beginning of year	¥116,888	¥87,462	**¥ 91,829**	**$782**
Provision for credit losses	66,598	47,402	**52,285**	**445**
Charge-offs, net of recoveries	(92,835)	(44,587)	**(50,324)**	**(428)**
Other	(3,189)	1,552	**7,593**	**64**
Allowance for credit losses at end of year	¥ 87,462	¥91,829	**¥101,383**	**$863**

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2004, 2005 and 2006.

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies—

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Current assets	¥ 5,282,960	**¥ 6,259,683**	**$ 53,288**
Noncurrent assets	8,017,220	**10,148,606**	**86,393**
Total assets	¥13,300,180	**¥16,408,289**	**$139,681**
Current liabilities	¥ 3,982,816	**¥ 4,925,104**	**$ 41,927**
Long-term liabilities	4,167,042	**5,262,042**	**44,795**
Shareholders' equity	5,150,322	**6,221,143**	**52,959**
Total liabilities and shareholders' equity	¥13,300,180	**¥16,408,289**	**$139,681**
Toyota's share of shareholders' equity	¥ 1,556,236	**¥ 1,820,717**	**$ 15,499**
Number of affiliated companies accounted for by the equity method at end of period	56	**56**	

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Net revenues	¥13,187,869	¥15,359,634	**¥18,332,304**	**$156,059**
Gross profit	¥ 1,650,233	¥ 1,900,344	**¥ 2,197,699**	**$ 18,709**
Net income	¥ 403,213	¥ 420,640	**¥ 559,686**	**$ 4,765**

Entities comprising a significant portion of Toyota's investment in affiliated companies include Denso Corporation; Aisin Seiki Co., Ltd.; Toyota Industries Corporation; Toyota Tsusho Corporation; and Toyota Boshoku Corporation.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,235,535 million and ¥1,487,708 million ($12,665 million) at March 31, 2005 and 2006, respectively, were quoted on various established markets at an aggregate value of ¥1,827,725 million and ¥2,818,476 million ($23,993 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Trade accounts and notes receivable, and other receivables	¥179,519	**¥221,006**	**$1,881**
Accounts payable and other payables	463,870	**551,514**	**4,695**

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Net revenues	¥ 883,112	¥1,150,523	**¥1,394,071**	**$11,867**
Purchases	2,577,696	2,923,325	**3,356,626**	**28,574**

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2004, 2005 and 2006 were ¥15,722 million, ¥22,164 million and ¥30,011 million ($255 million), respectively.

Variable Interest Entities—

Toyota enters into securitization transactions with certain special-purpose entities. However, substantially all securitization transactions are with entities that are qualifying special-purpose entities under FAS 140 and thus no material variable interest entities ("VIEs") relating to these securitization transactions.

Certain joint ventures in which Toyota has invested are VIEs for which Toyota is not the primary beneficiary. However, neither the aggregate size of these joint ventures nor Toyota's involvements in these entities are material to Toyota's consolidated financial statements.

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2005 and 2006 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Loans, principally from banks, with a weighted-average interest at March 31, 2005 and March 31, 2006 of 1.58% and of 2.20% per annum, respectively	¥ 789,801	**¥ 986,128**	**$ 8,395**
Commercial paper with a weighted-average interest at March 31, 2005 and March 31, 2006 of 2.81% and of 3.32% per annum, respectively	1,592,026	**2,046,891**	**17,425**
	¥2,381,827	**¥3,033,019**	**$25,820**

As of March 31, 2006, Toyota has unused short-term lines of credit amounting to ¥2,427,218 million ($20,662 million) of which ¥561,667 million ($4,781 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 2005 and 2006 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Unsecured loans, representing obligations principally to banks, due 2005 to 2025 in 2005 and due 2006 to 2025 in 2006 with interest ranging from 0.05% to 27.00% per annum in 2005 and from 0.04% to 20.00% per annum in 2006	¥ 894,212	¥ 1,009,001	$ 8,589
Secured loans, representing obligations principally to banks, due 2005 to 2019 in 2005 and due 2006 to 2019 in 2006 with interest ranging from 0.35% to 5.60% per annum in 2005 and from 0.35% to 5.60% per annum in 2006	24,320	15,766	134
Medium-term notes of consolidated subsidiaries, due 2005 to 2035 in 2005 and due 2006 to 2035 in 2006 with interest ranging from 0.01% to 7.59% per annum in 2005 and from 0.01% to 9.75% per annum in 2006	3,447,104	4,364,260	37,152
Unsecured notes of parent company, due 2008 to 2018 in 2005 and due 2008 to 2018 in 2006 with interest ranging from 1.33% to 3.00% per annum in 2005 and from 1.33% to 3.00% per annum in 2006	500,000	500,000	4,256
Unsecured notes of consolidated subsidiaries, due 2005 to 2031 in 2005 and due 2006 to 2031 in 2006 with interest ranging from 0.27% to 7.00% per annum in 2005 and from 0.34% to 7.11% per annum in 2006	1,228,929	1,417,010	12,063
Long-term capital lease obligations, due 2005 to 2017 in 2005 and due 2006 to 2017 in 2006, with interest ranging from 0.37% to 9.33% per annum in 2005 and from 0.37% to 9.33% per annum in 2006	71,280	58,341	497
	6,165,845	7,364,378	62,691
Less—Current portion due within one year	(1,150,920)	(1,723,888)	(14,675)
	¥ 5,014,925	¥ 5,640,490	$ 48,016

As of March 31, 2006, approximately 39%, 26%, 13% and 22% of long-term debt is denominated in U.S. dollars, Japanese yen, euros, and other currencies, respectively.

As of March 31, 2006, property, plant and equipment with a book value of ¥100,753 million ($858 million) and in addition, other assets aggregating ¥42,628 million ($363 million) were pledged as collateral mainly for certain debt obligations of subsidiaries.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥1,723,888	$14,675
2008	1,801,230	15,334
2009	1,377,404	11,726
2010	911,634	7,761
2011	548,940	4,673

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks' request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2006, Toyota has not received any significant such requests from these banks.

As of March 31, 2006, Toyota has unused long-term lines of credit amounting to ¥2,016,470 million ($17,166 million).

14. Product warranties:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the years ended March 31, 2004, 2005 and 2006, which is included in "Accrued expenses" in the accompanying consolidated balance sheets, consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	**2006**	**2006**
Liabilities for product warranties at beginning of year	¥ 262,288	¥ 291,747	**¥ 330,552**	**$ 2,814**
Payments made during year	(193,979)	(214,876)	**(252,453)**	**(2,149)**
Provision for warranties	230,531	255,610	**298,719**	**2,543**
Changes relating to pre-existing warranties	(1,910)	(3,654)	**(9,457)**	**(81)**
Other	(5,183)	1,725	**10,518**	**90**
Liabilities for product warranties at end of year	¥ 291,747	¥ 330,552	**¥ 377,879**	**$ 3,217**

The other amount primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

In addition to product warranties above, Toyota initiates recall actions or voluntary service campaigns to repair or to replace parts which might be expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues costs of these activities, which are not included in the reconciliation above, based on management's estimates.

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

16. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	**2006**	**2006**
Income before income taxes:				
Parent company and domestic subsidiaries	¥1,104,719	¥ 946,626	**¥1,159,116**	**$ 9,867**
Foreign subsidiaries	661,074	808,011	**928,244**	**7,902**
	¥1,765,793	¥1,754,637	**¥2,087,360**	**$17,769**

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	**2006**	**2006**
Current income tax expense:				
Parent company and domestic subsidiaries	¥404,672	¥376,845	**¥451,593**	**$3,844**
Foreign subsidiaries	155,804	196,354	**310,298**	**2,642**
Total current	560,476	573,199	**761,891**	**6,486**
Deferred income tax expense (benefit):				
Parent company and domestic subsidiaries	77,970	34,820	**76,503**	**651**
Foreign subsidiaries	42,858	49,891	**(43,241)**	**(368)**
Total deferred	120,828	84,711	**33,262**	**283**
Total provision	¥681,304	¥657,910	**¥795,153**	**$6,769**

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 41.3%, 40.2% and 40.2% for the years ended March 31, 2004, 2005, and 2006, respectively. Due to changes in Japanese income tax regulations, effective April 1, 2004, the statutory rate was reduced to approximately 40.2%, and such rate was also used to calculate the future expected tax effects of temporary differences, which are expected to be realized on and after April 1, 2006. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,		
	2004	2005	2006
Statutory tax rate	41.3%	40.2%	**40.2%**
Increase (reduction) in taxes resulting from:			
Non-deductible expenses	0.5	0.3	**0.4**
Increase in deferred tax liabilities on undistributed earnings of foreign subsidiaries and affiliates accounted for by the equity method	1.7	1.8	**2.8**
Valuation allowance	(0.9)	(0.1)	**(0.4)**
Tax credits	(3.5)	(3.4)	**(4.1)**
Changes in tax rate resulting from enactment of income tax regulations	0.6	—	**—**
Other	(1.1)	(1.3)	**(0.8)**
Effective income tax rate	38.6%	37.5%	**38.1%**

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S.dollars in millions
	March 31,		March 31,
	2005	2006	2006
Deferred tax assets			
Accrued pension and severance costs	¥ 172,811	**¥ 183,824**	**$ 1,565**
Warranty reserves and accrued expenses	160,565	**208,654**	**1,776**
Other accrued employees' compensation	111,555	**115,143**	**980**
Operating loss carryforwards for tax purposes	50,566	**44,293**	**377**
Inventory adjustments	53,093	**50,407**	**429**
Property, plant and equipment and other assets	131,467	**162,872**	**1,386**
Other	294,828	**308,317**	**2,625**
Gross deferred tax assets	974,885	**1,073,510**	**9,138**
Less—Valuation allowance	(102,737)	**(93,629)**	**(797)**
Total deferred tax assets	872,148	**979,881**	**8,341**
Deferred tax liabilities			
Unrealized gains on securities	(255,028)	**(451,282)**	**(3,842)**
Undistributed earnings of foreign subsidiaries and affiliates accounted for by the equity method	(365,981)	**(502,232)**	**(4,275)**
Basis difference of acquired assets	(33,313)	**(36,135)**	**(308)**
Lease transactions	(321,055)	**(335,294)**	**(2,854)**
Gain on securities contribution to employee retirement benefit trust	(66,523)	**(66,523)**	**(566)**
Other	(65,681)	**(61,321)**	**(522)**
Gross deferred tax liabilities	(1,107,581)	**(1,452,787)**	**(12,367)**
Net deferred tax liability	¥ (235,433)	**¥ (472,906)**	**$ (4,026)**

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized.

The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2004, 2005 and 2006 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Valuation allowance at beginning of year	¥119,620	¥104,083	**¥102,737**	**$875**
Additions	17,738	21,249	**10,285**	**88**
Deductions	(31,934)	(22,829)	**(19,084)**	**(163)**
Other	(1,341)	234	**(309)**	**(3)**
Valuation allowance at end of year	¥104,083	¥102,737	**¥ 93,629**	**$797**

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest, changes in the statutory tax rates and currency translation adjustments during the years ended March 31, 2004, 2005 and 2006.

The deferred tax assets and liabilities that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions		U.S.dollars in millions
	March 31,		March 31,
	2005	2006	2006
Deferred tax assets			
Deferred income taxes (Current assets)	¥ 475,764	**¥ 520,494**	**$ 4,431**
Investments and other assets—other	108,513	**106,715**	**908**
Deferred tax liabilities			
Other current liabilities	(8,040)	**(7,120)**	**(60)**
Deferred income taxes (Long-term liabilities)	(811,670)	**(1,092,995)**	**(9,305)**
Net deferred tax liability	¥(235,433)	**¥ (472,906)**	**$(4,026)**

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,094,625 million ($17,831 million) as of March 31, 2006. Toyota estimates an additional tax provision of ¥193,672 million ($1,649 million) would be required if the full amount of those undistributed earnings became subject to Japanese taxes.

Operating loss carryforwards for tax purposes attributed to consolidated subsidiaries as of March 31, 2006 were approximately ¥121,764 million ($1,037 million) and are available as an offset against future taxable income of such subsidiaries. The majority of these carryforwards expire in years 2007 to 2020.

17. Shareholders' equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,		
	2004	2005	2006
Common stock issued			
Balance at beginning of year	3,609,997,492	3,609,997,492	**3,609,997,492**
Issuance during the year	—	—	**—**
Purchase and retirement	—	—	**—**
Balance at end of year	3,609,997,492	3,609,997,492	**3,609,997,492**

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when total amount of the legal reserve and capital surplus reaches 25% of stated capital. The legal reserve included in retained earnings as of March 31, 2005 and 2006 was ¥141,064 million and ¥145,103 million ($1,235 million), respectively. The legal reserve is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥4,864,555 million and ¥5,255,265 million ($44,737 million) as of March 31, 2005 and 2006, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 2006 include amounts representing year-end cash dividends of ¥178,297 million ($1,518 million), ¥55 ($0.47) per share, which were approved at the Ordinary General Shareholders' Meeting held on June 23, 2006.

Retained earnings at March 31, 2006 include ¥1,055,422 million ($8,985 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

In June 26, 1997, the shareholders of the parent company approved a stock repurchase policy at the Ordinary General Shareholders' Meeting in accordance with the Japanese Commercial Code, which allows the company to purchase treasury stock only for the purpose of retirement of the stock with a resulting reduction in retained earnings. Under the stock repurchase policy, the shareholders authorized the parent company to repurchase up to 370 million shares of its common stock without the limitation of time, subject to the approval of the Board of Directors. In October 2001, the Japanese Commercial Code was changed to allow the company to purchase treasury stock without limitation of reason during the whole period until the next Ordinary General Shareholders' Meeting by the resolution of the Board of Directors up to the limitation of number of shares and aggregated acquisition costs approved at the Ordinary General Shareholders' Meeting. In response to the Japanese Commercial Code revision, on June 26, 2002, at the Ordinary General Shareholders' Meeting, the shareholders of the parent company approved the amendment of the stock repurchase policy in the Articles of Incorporation to be deleted the limitation of the purpose of purchasing treasury stock noted above. As a result, Toyota's unused authorized shares for the repurchase of shares of common stock under the legacy policy elapsed. In the same Shareholders' Meeting, the shareholders of the parent company also approved the purchase as treasury stock of up to 170 million shares at a cost up to ¥600,000 million during the period until the next Ordinary General Shareholders' Meeting which was held on June 26, 2003. As a result, the parent company repurchased approximately 170 million shares during the approved period of time. On June 26, 2003, at the Ordinary General Shareholders' Meeting, the shareholders of the parent company again approved to purchase up to 150 million of its common stock at a cost up to ¥400,000 million during the period until the next Ordinary General Shareholders' Meeting which was held on June 23, 2004. According to this authorization, the parent company purchased approximately 113 million shares of its treasury stock during the approved period of time. On June 23, 2004, at the Ordinary Shareholders' Meeting, the shareholders of the parent company again approved to purchase up to 65 million of its common stock at a cost up to ¥250,000 million during the period until the next Ordinary General Shareholders' Meeting which was held on June 23, 2005, and, in response to the Japanese Commercial Code revision, also approved to change the Articles of Incorporation to authorize the Board of Directors to repurchase treasury stock on the basis of its resolution. During this approved period of time, the parent company purchased approximately 59 million of shares. On June 23, 2005, the shareholders of the parent company approved to purchase up to 65 million of its common stock at a cost up to ¥250,000 million during the period until the next Ordinary General Shareholders' Meeting which was held on June 23, 2006. As a result, the parent company repurchased approximately 38 million shares during the approved period of time. In addition, on June 23, 2006, at the Ordinary General Shareholders' Meeting, the shareholders of the parent company approved to purchase up to 30 million of its common stock at a cost up to ¥200,000 million during the purchase period of one year from the following day. These approvals by the shareholders on and after the resolution in the Ordinary General Shareholders' Meeting on June 23, 2004 are not required under the current regulation.

In years prior to 1997, Toyota had made free distributions of shares to its shareholders for which no accounting entry is required in Japan. Had the distributions been accounted for in a manner used by companies in the United States of America, ¥2,576,606 million ($21,934 million) would have been transferred from retained earnings to the appropriate capital accounts.

Detailed components of accumulated other comprehensive income (loss) at March 31, 2005 and 2006 and the related changes, net of taxes for the years ended March 31, 2004, 2005 and 2006 consist of the following:

	Yen in millions			
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2003	¥(311,773)	¥ 7,252	¥(299,751)	¥(604,272)
Other comprehensive income (loss)	(203,257)	329,672	273,265	399,680
Balances at March 31, 2004	(515,030)	336,924	(26,486)	(204,592)
Other comprehensive income	75,697	38,455	9,780	123,932
Balances at March 31, 2005	(439,333)	375,379	(16,706)	(80,660)
Other comprehensive income	268,410	244,629	4,937	517,976
Balances at March 31, 2006	**¥(170,923)**	**¥620,008**	**¥ (11,769)**	**¥ 437,316**

	U.S. dollars in millions			
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2005	$(3,740)	$3,196	$(142)	$ (686)
Other comprehensive income	2,285	2,082	42	4,409
Balances at March 31, 2006	**$(1,455)**	**$5,278**	**$(100)**	**$3,723**

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Yen in millions		
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2004			
Foreign currency translation adjustments	¥(201,511)	¥ (1,746)	¥(203,257)
Unrealized gains on securities:			
Unrealized net holding gains arising for the year	572,676	(229,414)	343,262
Less: reclassification adjustments for gains included in net income	(22,673)	9,083	(13,590)
Minimum pension liability adjustments	455,904	(182,639)	273,265
Other comprehensive income	¥ 804,396	¥(404,716)	¥ 399,680
For the year ended March 31, 2005			
Foreign currency translation adjustments	¥ 76,089	¥ (392)	¥ 75,697
Unrealized gains on securities:			
Unrealized net holding gains arising for the year	87,266	(35,081)	52,185
Less: reclassification adjustments for gains included in net income	(22,960)	9,230	(13,730)
Minimum pension liability adjustments	16,354	(6,574)	9,780
Other comprehensive income	¥156,749	¥(32,817)	¥123,932
For the year ended March 31, 2006			
Foreign currency translation adjustments	**¥ 272,214**	**¥ (3,804)**	**¥268,410**
Unrealized gains on securities:			
Unrealized net holding gains arising for the year	**555,789**	**(223,427)**	**332,362**
Less: reclassification adjustments for gains included in net income	**(146,710)**	**58,977**	**(87,733)**
Minimum pension liability adjustments	**8,260**	**(3,323)**	**4,937**
Other comprehensive income	**¥ 689,553**	**¥(171,577)**	**¥517,976**

	U.S. dollars in millions		
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2006			
Foreign currency translation adjustments	**$ 2,318**	**$ (33)**	**$2,285**
Unrealized gains on securities:			
Unrealized net holding gains arising for the year	**4,731**	**(1,902)**	**2,829**
Less: reclassification adjustments for gains included in net income	**(1,249)**	**502**	**(747)**
Minimum pension liability adjustments	**70**	**(28)**	**42**
Other comprehensive income	**$ 5,870**	**$(1,461)**	**$4,409**

18. Stock-based compensation:

In June 1997, the parent company's shareholders approved a stock option plan for board members. In June 2001, the shareholders approved an amendment of the plan to include both board members and key employees. Each year, since the plans' inception, the shareholders have approved the authorization for the grant of options for the purchase of Toyota's common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options with a term ranging from 4 years to 6 years are granted with an exercise price equal to 1.025 times the closing price of Toyota's common stock on the date of grant and generally vest 2 years from the date of grant.

On June 23, 2006, at the Ordinary General Shareholders' Meeting, the shareholders of the parent company approved the authorization of an additional up to 3,500,000 shares for issuance under the Toyota's stock option plan for board members and key employees.

The following table summarizes Toyota's stock option activity:

		Yen	
	Number of options	Weighted-average exercise price	Weighted-average remaining contractual life in years
Options outstanding at March 31, 2003	3,925,400	¥3,656	3.53
Granted	1,958,000	3,116	
Exercised	—	—	
Canceled	(987,000)	3,849	
Options outstanding at March 31, 2004	4,896,400	3,401	3.83
Granted	2,021,000	4,541	
Exercised	(810,300)	2,995	
Canceled	(606,800)	4,105	
Options outstanding at March 31, 2005	5,500,300	3,802	3.86
Granted	2,104,000	4,377	
Exercised	(1,354,000)	3,052	
Canceled	(1,463,400)	4,085	
Options outstanding at March 31, 2006	**4,786,900**	**¥4,180**	**4.52**
Options exercisable at March 31, 2004	1,371,400	¥4,319	1.15
Options exercisable at March 31, 2005	1,740,300	¥3,641	1.69
Options exercisable at March 31, 2006	946,900	¥3,078	3.09

The following table summarizes information for options outstanding and options exercisable at March 31, 2006:

	Outstanding				Exercisable		
Exercise price range	Number of shares	Weighted-average exercise price	Weighted-average exercise price	Weighted-average remaining life	Number of shares	Weighted-average exercise price	Weighted-average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥2,958 – 4,000	**946,900**	**¥3,078**	**$26**	**3.09**	**946,900**	**¥3,078**	**$26**
4,001 – 4,541	**3,840,000**	**4,452**	**38**	**4.88**	**—**	**—**	**—**
2,958 – 4,541	**4,786,900**	**4,180**	**36**	**4.52**	**946,900**	**3,078**	**26**

The weighted-average fair value per option at the date of grant for options granted during the years ended March 31, 2004, 2005 and 2006 was ¥769, ¥1,139 and ¥723 ($6), respectively. The fair value of options granted, which is amortized over the option vesting period in determining the pro forma impact in Note 2, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2005	2006
Dividend rate	1.5%	1.5%	**2.1%**
Risk-free interest rate	0.4%	1.2%	**0.7%**
Expected volatility	34%	32%	**27%**
Expected holding period (years)	5.3	5.3	**4.0**

19. Employee benefit plans:

Pension and severance plans—

Upon terminations of employments, employees of the parent company and subsidiaries in Japan are entitled, under the retirement plans of each company, to lump-sum indemnities or pension payments, based on current rates of pay and lengths of service or the number of "points" mainly determined by those. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement, including retirement at the age limit.

Effective October 1, 2004, the parent company amended its retirement plan to introduce a "point" based retirement benefit plan. Under the new plan, employees are entitled to lump-sum or pension payments determined based on accumulated "points" vested in each year of service.

There are three types of "points" that vest in each year of service consisting of "service period points" which are attributed to the length of service, "job title points" which are attributed to the job title of each employee, and "performance points" which are attributed to the annual performance evaluation of each employee. Under normal circumstances, the minimum payment prior to retirement age is an amount reflecting an adjustment rate applied to represent voluntary retirement. Employees receive additional benefits upon involuntary retirement, including retirement at the age limit.

As a result of this plan amendment, the projected benefit obligation decreased by ¥32,208 million, at October 1, 2004 and resulted in an unrecognized prior service cost, which will be recognized in future service periods.

Effective October 1, 2005, the parent company partly mended its retirement plan and introduced the quasi cash-balance plan under which benefits are determined based on the variable-interest crediting rate rather than the fixed-interest crediting rate as was in the pre-amended plan. The amendment did not have a material quantitative impact on the projected benefit obligation of the parent company as of March 31, 2006.

The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Corporate Defined Benefit Pension Plan Law (CDBPPL). The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of investments in government obligations, equity and fixed income securities, and insurance contracts.

Most foreign subsidiaries have pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits are currently invested or accrued. The benefits for these plans are based primarily on lengths of service and current rates of pay.

Transfer to the government of the Substitutional Portion of the Employee Pension Fund Liabilities—

The parent company and most subsidiaries in Japan had maintained employees' pension funds (EPFs) pursuant to the Japanese Welfare Pension Insurance Law ("JWPIL"). The EPF consisted of two tiers, a Substitutional Portion, in which the EPF, in lieu of the government's social insurance program, collected contributions, funded them and paid benefits to the employees with respect to the pay-related portion of the old-age pension benefits prescribed by JWPIL, and a Corporate Portion which was established at the discretion of each employer.

In June 2001, the CDBPPL was enacted and allowed any EPF to terminate its operation relating to the Substitutional Portion that in the past an EPF had operated and managed in lieu of the government, subject to approval from the Japanese Minister of Health, Labour and Welfare. In September 2003, Toyota Motor Pension Fund, the parent company's EPF under JWPIL, obtained the approval from the Minister for the exemption from benefit payments related to employee services of the Substitutional Portion. In January 2004, Toyota Motor Pension Fund completed the transfer of the plan assets attributable to the Substitutional Portion to the government. In addition, during the years ended March 31, 2004 and 2005, subsidiaries in Japan that had EPFs under JWPIL also completed the transfer of the plan assets attributable to the Substitutional Portion in compliance with the same procedures followed by the parent company.

In accordance with the consensus on EITF Issue No. 03-2, *Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities* ("EITF 03-2"), Toyota accounted the entire separation process, upon completion of transfer of the plan assets attributable to the Substitutional Portion to the government, as a single settlement transaction. During the years ended March 31, 2004 and 2005, Toyota recognized settlement losses of ¥323,715 million and ¥96,066 million, respectively, as part of net periodic pension costs which are the proportionate amounts of the net unrecognized losses immediately prior to the separation related to the entire EPFs under JWPIL, and which are determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Toyota also recognized as reductions of net periodic pension costs totaling ¥109,885 million and ¥21,722 million for the years ended March 31, 2004 and 2005, respectively, which resulted in gains attributed to the derecognition of previously accrued salary progression. In addition, Toyota recognized gains of ¥320,867 million and ¥121,553 million for the years ended March 31, 2004 and 2005, respectively, which represented the differences between the obligation settled and the assets transferred to the government. These gains and losses are reflected in the consolidated statement of income for the years ended March 31, 2004 and 2005 as follows:

	Yen in millions		
	For the year ended March 31, 2004		
	Costs of products sold	Selling, general and administrative	Total
Settlement losses	¥(288,177)	¥ (35,538)	¥(323,715)
Gains on derecognition of previously accrued salary progression	98,079	11,806	109,885
Gains on difference between the obligation settled and the assets transferred	—	320,867	320,867
Total	¥(190,098)	¥297,135	¥ 107,037

	Yen in millions		
	For the year ended March 31, 2005		
	Costs of products sold	Selling, general and administrative	Total
Settlement losses	¥(85,379)	¥ (10,687)	¥ (96,066)
Gains on derecognition of previously accrued salary progression	19,494	2,228	21,722
Gains on difference between the obligation settled and the assets transferred	—	121,553	121,553
Total	¥(65,885)	¥113,094	¥ 47,209

All these gains and losses are non-cash gains and losses, and reported on a net basis in "Pension and severance costs, less payments" in the consolidated statements of cash flows for the years ended March 31, 2004 and 2005.

During the year ended March 31, 2006, no gains or losses relating to the transfer to the government of the Substitutional Portion of the EPF liabilities.

Toyota uses a March 31 measurement date for the majority of its benefit plans.

Information regarding Toyota's defined benefit plans follow:

	Yen in millions		U.S.dollars in millions
	March 31,		March 31,
	2005	2006	2006
Change in benefit obligation			
Benefit obligation at beginning of year	¥1,891,051	**¥1,450,739**	**$12,350**
Service cost	60,715	**64,582**	**550**
Interest cost	37,790	**40,196**	**342**
Plan participants' contributions	1,078	**578**	**5**
Plan amendments	(47,535)	**(3,468)**	**(30)**
Projected benefit obligation settled due to the separation of substitutional portion	(304,184)	**—**	**—**
Actuarial gain or loss	(80,370)	**33,878**	**288**
Acquisition and other	(32,816)	**59,956**	**511**
Benefits paid	(74,990)	**(63,503)**	**(541)**
Benefit obligation at end of year	1,450,739	**1,582,958**	**13,475**
Change in plan assets			
Fair value of plan assets at beginning of year	1,049,815	**934,684**	**7,957**
Actual return on plan assets	43,866	**276,416**	**2,353**
Acquisition and other	(10,304)	**35,908**	**306**
Employer contributions	86,128	**92,121**	**784**
Plan participants' contributions	1,078	**578**	**5**
Assets transferred to the government due to the separation of substitutional portion	(160,909)	**—**	**—**
Benefits paid	(74,990)	**(63,503)**	**(541)**
Fair value of plan assets at end of year	934,684	**1,276,204**	**10,864**
Funded status	516,055	**306,754**	**2,611**
Unrecognized actuarial loss	(256,628)	**(2,657)**	**(23)**
Unrecognized prior service costs	171,753	**152,200**	**1,296**
Unrecognized net transition obligations	(13,290)	**(11,346)**	**(96)**
Net amount recognized	¥ 417,890	**¥ 444,951**	**$ 3,788**

Amounts recognized in the consolidated balance sheets are comprised of the following:

	Yen in millions		U.S.dollars in millions
	March 31,		March 31,
	2005	2006	2006
Accrued pension and severance costs	¥ 646,989	**¥ 679,918**	**$ 5,788**
Prepaid pension and severance costs	(173,078)	**(190,987)**	**(1,626)**
Investments and other assets	(7,027)	**(7,112)**	**(60)**
Accumulated other comprehensive income	(48,994)	**(36,868)**	**(314)**
Net amount recognized	¥ 417,890	**¥ 444,951**	**$ 3,788**

The accumulated benefit obligation for all defined benefit pension plans was ¥1,284,339 million and ¥1,474,574 million ($12,553 million) at March 31, 2005 and 2006, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S.dollars in millions
	March 31,		March 31,
	2005	**2006**	**2006**
Projected benefit obligation	¥512,571	**¥535,482**	**$4,558**
Accumulated benefit obligation	489,975	**511,668**	**4,356**
Fair value of plan assets	63,675	**83,790**	**713**

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	**2006**	**2006**
Service cost	¥ 75,988	¥ 60,715	**¥ 64,582**	**$ 550**
Interest cost	48,674	37,790	**40,196**	**342**
Expected return on plan assets	(24,991)	(27,517)	**(24,278)**	**(207)**
Amortization of prior service costs	(15,092)	(16,599)	**(17,037)**	**(145)**
Recognized net actuarial loss	45,653	22,366	**19,489**	**166**
Settlement loss resulting from the transfer of the substitutional portion	213,830	74,344	**—**	**—**
Amortization of net transition obligation	18,963	9,981	**1,944**	**17**
Net periodic pension cost	¥363,025	¥161,080	**¥ 84,896**	**$ 723**

For plans where the accumulated benefit obligation net of plan assets exceeds the accrued pension and severance costs, Toyota has recorded a minimum pension liability. The minimum pension liability amounts at March 31, 2005 and 2006 were ¥56,021 million and ¥43,980 million ($374 million), respectively. Changes in the minimum pension liability are reflected as adjustments in other comprehensive income for the years ended March 31, 2004, 2005 and 2006 as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	**2006**	**2006**
Minimum pension liability adjustments, included in other comprehensive income	¥273,265	¥9,780	**¥4,937**	**$42**

Weighted-average assumptions used to determine benefit obligations as of March 31, 2005 and 2006 are as follows:

	March 31,	
	2005	**2006**
Discount rate	2.6%	**2.6%**
Rate of compensation increase	0.1–9.7%	**0.1–11.0%**

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2004, 2005 and 2006 are as follows:

	For the years ended March 31,		
	2004	2005	2006
Discount rate	2.1%	2.2%	**2.6%**
Expected return on plan assets	2.1%	2.1%	**2.9%**
Rate of compensation increase	0.8–9.7%	0.5–9.7%	**0.1–9.7%**

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota's principal policy for plan asset management, and forecasted market conditions.

Toyota's pension plan weighted-average asset allocations as of March 31, 2005 and 2006, by asset category are as follows:

	Plan assets at March 31,	
	2005	2006
Equity securities	64.0%	**68.2%**
Debt securities	21.5	**18.8**
Real estate	0.5	**0.5**
Other	14.0	**12.5**
Total	100.0%	**100.0%**

Toyota's policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on Toyota's plan asset management guidelines which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including risks, transaction costs and liquidity of each potential investment under consideration. To measure the performance of the plan asset management, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

Toyota expects to contribute ¥98,561 million ($839 million) to its pension plan in the year ending March 31, 2007.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥ 65,989	$ 562
2008	65,677	559
2009	73,050	622
2010	69,887	595
2011	68,986	587
from 2012 to 2016	343,657	2,925
Total	¥687,246	$5,850

Postretirement benefits other than pensions and postemployment benefits—
Toyota's U.S. subsidiaries provide certain health care and life insurance benefits to eligible retired employees. In addition, Toyota provides benefits to certain former or inactive employees after employment, but before retirement. These benefits are currently unfunded and provided through various insurance companies and health care providers. The costs of these benefits are recognized over the period the employee provides credited service to Toyota. Toyota's obligations under these arrangements are not material.

20. Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges—
Toyota enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions, or on a portfolio basis. Toyota uses interest rate currency swap agreements to entirely hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the years ended March 31, 2004, 2005 and 2006, the ineffective portion of Toyota's fair value hedge relationships which are included in cost of financing operations in the accompanying consolidated statements of income were not material. For fair value hedging relationships, the components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments—
Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in the cost of financing operations and foreign exchange gain, net in the accompanying consolidated statements of income together with realized gains or losses on those derivative instruments.

21. Other financial instruments:

Toyota has certain financial instruments, including financial assets and liabilities and off-balance sheet financial instruments which arose in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major industrialized countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Toyota's risk is limited to the fair value of the instrument. Although Toyota may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to Toyota's financial instruments represent, in general, international financial institutions. Additionally, Toyota does not have a significant exposure to any individual counterparty. Based on the creditworthiness of these financial institutions, collateral is generally not required of the counterparties or of Toyota. Toyota believes that the overall credit risk related to its financial instruments is not significant.

The estimated fair values of Toyota's financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

	Yen in millions	
	March 31, 2005	
	Carrying amount	Estimated fair value
Asset (Liability)		
Cash and cash equivalents	¥ 1,483,753	¥ 1,483,753
Time deposits	63,609	63,609
Total finance receivables, net	6,243,359	6,234,855
Other receivables	355,381	355,381
Short-term borrowings	(2,381,827)	(2,381,827)
Long-term debt including the current portion	(6,094,565)	(6,140,043)
Foreign exchange forward contracts	(10,176)	(10,176)
Interest rate and currency swap agreements	148,119	148,119
Option contracts purchased	2,282	2,282
Option contracts written	(4,042)	(4,042)

	Yen in millions		U.S. dollars in millions	
	March 31, 2006		March 31, 2006	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)				
Cash and cash equivalents	**¥ 1,569,387**	**¥ 1,569,387**	**$ 13,360**	**$ 13,360**
Time deposits	**50,349**	**50,349**	**428**	**428**
Total finance receivables, net	**7,601,838**	**7,413,229**	**64,713**	**63,107**
Other receivables	**416,336**	**416,336**	**3,544**	**3,544**
Short-term borrowings	**(3,033,019)**	**(3,033,019)**	**(25,820)**	**(25,820)**
Long-term debt including the current portion	**(7,306,037)**	**(7,297,826)**	**(62,195)**	**(62,125)**
Foreign exchange forward contracts	**(8,136)**	**(8,136)**	**(69)**	**(69)**
Interest rate and currency swap agreements	**101,890**	**101,890**	**867**	**867**
Option contracts purchased	**2,994**	**2,994**	**25**	**25**
Option contracts written	**(3,035)**	**(3,035)**	**(26)**	**(26)**

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments.

Cash and cash equivalents, time deposits and other receivables—

In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

Finance receivables, net—

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2005 and 2006. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2005 and 2006.

Short-term borrowings and long-term debt—

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota's current incremental borrowing rates for similar liabilities.

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Class of property			
Building	¥ 11,762	**¥ 12,095**	**$ 103**
Machinery and equipment	162,938	**139,063**	**1,184**
Less—Accumulated depreciation	(128,578)	**(112,495)**	**(958)**
	¥ 46,122	**¥ 38,663**	**$ 329**

Amortization expenses under capital leases for the years ended March 31, 2004, 2005 and 2006 were ¥12,908 million, ¥12,725 million and ¥11,348 million ($97 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2006 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥ 15,407	$ 131
2008	13,410	114
2009	6,995	60
2010	6,483	55
2011	21,478	183
Thereafter	563	5
Total minimum lease payments	64,336	548
Less—Amount representing interest	(5,995)	(51)
Present value of net minimum lease payments	58,341	497
Less—Current obligations	(14,657)	(125)
Long-term capital lease obligations	¥ 43,684	$ 372

Rental expenses under operating leases for the years ended March 31, 2004, 2005 and 2006 were ¥81,912 million, ¥83,784 million and ¥93,867 million ($799 million), respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2006 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥ 9,740	$ 83
2008	7,374	63
2009	6,191	53
2010	5,065	43
2011	4,036	34
Thereafter	19,089	162
Total minimum future rentals	¥51,495	$438

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments outstanding at March 31, 2006 for the purchase of property, plant and equipment and other assets totaled ¥103,324 million ($880 million).

Toyota enters into contracts with Toyota dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2006, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2006 is ¥1,236,977 million ($10,530 million). Liabilities for guarantees totaling ¥3,355 million ($29 million) have been provided as of March 31, 2006. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan and BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. 26 similar actions were filed in federal district courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, 56 parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida, Iowa, New Jersey and Nebraska on behalf of the same purchasers in these states. As of April 1, 2005, actions filed in federal district courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated, respectively.

The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant adding a claim for damages based on state antitrust laws and Toyota has responded to the plaintiff's discovery requests. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed.

Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following: (i) manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement will also be applicable to vehicles put on the market before July 1, 2002; (ii) manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; (iii) vehicles type-approved and put on the market after December 15, 2008, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and (iv) end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. All of the member states, other than Ireland, which is currently in the process of legislation domestically, have adopted legislation to implement the directive. In addition, countries such as Sweden, Denmark and Belgium have existing legislation that partially implements the directive. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred.

In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota's vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2006. Depending on the legislation that is yet to be enacted by certain member states and subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

Toyota purchases materials that are equivalent to approximately 10% of material costs from a supplier which is an affiliated company.

The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2008.

24. Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota's industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2004, 2005 and 2006. From the year ended March 31, 2006, in Geographical Segment information and overseas revenues by destination information, "Asia" region has been disclosed separately from "Other" region. Prior year information has also been disclosed for comparative purposes.

Segment operating results and assets—
As of and for the year ended March 31, 2004:

	Yen in millions				
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues					
Sales to external customers	¥15,963,100	¥ 716,727	¥614,933	¥ —	¥17,294,760
Inter-segment sales and transfers	10,726	20,125	281,311	(312,162)	—
Total	15,973,826	736,852	896,244	(312,162)	17,294,760
Operating expenses	14,454,872	590,854	880,997	(298,853)	15,627,870
Operating income	¥ 1,518,954	¥ 145,998	¥ 15,247	¥ (13,309)	¥ 1,666,890
Assets	¥10,207,395	¥8,138,297	¥941,925	¥2,752,611	¥22,040,228
Investment in equity method investees	1,092,713	211,657	—	60,407	1,364,777
Depreciation expenses	772,829	175,533	21,542	—	969,904
Capital expenditure	1,020,608	432,222	43,212	(7,501)	1,488,541

As of and for the year ended March 31, 2005:

	Yen in millions				
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues					
Sales to external customers	¥17,098,415	¥ 760,664	¥ 692,447	¥ —	¥18,551,526
Inter-segment sales and transfers	15,120	20,597	337,873	(373,590)	—
Total	17,113,535	781,261	1,030,320	(373,590)	18,551,526
Operating expenses	15,661,000	580,408	996,577	(358,646)	16,879,339
Operating income	¥ 1,452,535	¥ 200,853	¥ 33,743	¥ (14,944)	¥ 1,672,187
Assets	¥11,141,197	¥9,487,248	¥1,025,517	¥2,681,049	¥24,335,011
Investment in equity method investees	1,271,044	215,642	—	75,746	1,562,432
Depreciation expenses	754,339	220,584	22,790	—	997,713
Capital expenditure	1,161,757	726,777	50,555	(15,849)	1,923,240

As of and for the year ended March 31, 2006:

	Yen in millions				
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues					
Sales to external customers	**¥19,325,616**	**¥ 977,416**	**¥ 733,877**	**¥ —**	**¥21,036,909**
Inter-segment sales and transfers	**12,528**	**19,493**	**456,414**	**(488,435)**	**—**
Total	**19,338,144**	**996,909**	**1,190,291**	**(488,435)**	**21,036,909**
Operating expenses	**17,644,099**	**841,092**	**1,150,543**	**(477,167)**	**19,158,567**
Operating income	**¥ 1,694,045**	**¥ 155,817**	**¥ 39,748**	**¥ (11,268)**	**¥ 1,878,342**
Assets	**¥12,354,827**	**¥11,613,508**	**¥1,191,261**	**¥3,571,999**	**¥28,731,595**
Investment in equity method investees	**1,459,556**	**287,326**	**—**	**73,835**	**1,820,717**
Depreciation expenses	**880,360**	**301,734**	**29,084**	**—**	**1,211,178**
Capital expenditure	**1,615,814**	**1,110,191**	**45,282**	**(47)**	**2,771,240**

	U.S. dollars in millions				
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues					
Sales to external customers	$164,515	$ 8,321	$ 6,247	$ —	$179,083
Inter-segment sales and transfers	107	165	3,886	(4,158)	—
Total	164,622	8,486	10,133	(4,158)	179,083
Operating expenses	150,201	7,160	9,794	(4,062)	163,093
Operating income	$ 14,421	$ 1,326	$ 339	$ (96)	$ 15,990
Assets	$105,174	$98,864	$10,141	$30,408	$244,587
Investment in equity method investees	12,425	2,446	—	628	15,499
Depreciation expenses	7,494	2,569	248	—	10,311
Capital expenditure	13,755	9,451	385	(0)	23,591

Sales to external customers and operating income of the Financial Services segment for the year ended March 31, 2005, includes the impact of adjustments totaling ¥14,991 million made by a sales financing subsidiary in the United States of America for the correction of errors relating to prior periods mainly in connection with capitalization of certain disbursements, including disbursements made in prior years, directly related to origination of loans in accordance with FAS No. 91.

Geographic information—

As of and for the year ended March 31, 2004:

	Yen in millions						
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues							
Sales to external customers	¥ 7,167,704	¥5,910,422	¥2,018,969	¥1,196,836	¥1,000,829	¥ —	¥17,294,760
Inter-segment sales and transfers	4,422,283	217,217	145,372	46,685	117,533	(4,949,090)	—
Total	11,589,987	6,127,639	2,164,341	1,243,521	1,118,362	(4,949,090)	17,294,760
Operating expenses	10,481,860	5,736,662	2,091,866	1,183,244	1,081,726	(4,947,488)	15,627,870
Operating income	¥ 1,108,127	¥ 390,977	¥ 72,475	¥ 60,277	¥ 36,636	¥ (1,602)	¥ 1,666,890
Assets	¥10,210,904	¥6,674,694	¥1,842,947	¥ 734,609	¥ 832,667	¥1,744,407	¥22,040,228
Long-lived assets	3,032,629	1,536,550	448,954	180,493	156,021	—	5,354,647

As of and for the year ended March 31, 2005:

	Yen in millions						
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues							
Sales to external customers	¥ 7,408,136	¥6,187,624	¥2,305,450	¥1,572,113	¥1,078,203	¥ —	¥18,551,526
Inter-segment sales and transfers	4,596,019	185,829	173,977	53,309	105,499	(5,114,633)	—
Total	12,004,155	6,373,453	2,479,427	1,625,422	1,183,702	(5,114,633)	18,551,526
Operating expenses	11,016,913	5,925,894	2,370,886	1,531,650	1,136,248	(5,102,252)	16,879,339
Operating income	¥ 987,242	¥ 447,559	¥ 108,541	¥ 93,772	¥ 47,454	¥ (12,381)	¥ 1,672,187
Assets	¥10,740,796	¥7,738,898	¥2,242,566	¥ 945,635	¥ 998,172	¥1,668,944	¥24,335,011
Long-lived assets	3,110,123	1,708,147	544,597	247,507	185,220	—	5,795,594

As of and for the year ended March 31, 2006:

	Yen in millions						
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues							
Sales to external customers	¥ 7,735,109	¥7,455,818	¥2,574,014	¥1,836,855	¥1,435,113	¥ —	¥21,036,909
Inter-segment sales and transfers	5,376,348	232,124	153,395	205,951	166,623	(6,134,441)	—
Total	13,111,457	7,687,942	2,727,409	2,042,806	1,601,736	(6,134,441)	21,036,909
Operating expenses	12,035,567	7,192,304	2,633,462	1,897,260	1,534,546	(6,134,572)	19,158,567
Operating income	¥ 1,075,890	¥ 495,638	¥ 93,947	¥ 145,546	¥ 67,190	¥ 131	¥ 1,878,342
Assets	¥12,177,125	¥9,199,818	¥2,471,258	¥1,255,350	¥1,299,072	¥ 2,328,972	¥28,731,595
Long-lived assets	3,395,553	2,403,211	666,543	347,892	253,429	—	7,066,628

	U.S. dollars in millions						
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues							
Sales to external customers	$ 65,847	$63,470	$21,912	$15,637	$12,217	$ —	$179,083
Inter-segment sales and transfers	45,768	1,976	1,306	1,753	1,418	(52,221)	—
Total	111,615	65,446	23,218	17,390	13,635	(52,221)	179,083
Operating expenses	102,456	61,227	22,418	16,151	13,063	(52,222)	163,093
Operating income	$ 9,159	$ 4,219	$ 800	$ 1,239	$ 572	$ 1	$ 15,990
Assets	$103,662	$78,316	$21,037	$10,687	$11,059	$ 19,826	$244,587
Long-lived assets	28,906	20,458	5,674	2,962	2,157	—	60,157

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, operating expenses, operating income, assets and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥3,270,973 million, ¥3,308,055 million and ¥4,231,148 million ($36,019 million), as of March 31, 2004, 2005 and 2006, respectively.

Transfers between industry or geographic segments are made at amounts which Toyota's management believes approximate arm's-length transactions. In measuring the reportable segments' income or losses, operating income consists of revenue less operating expenses.

Overseas revenues by destination—
The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, *Disclosure about Segments of an Enterprise and Related Information* ("FAS 131"), Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	**2006**	**2006**
North America	¥6,108,723	¥6,374,235	**¥7,687,738**	**$65,444**
Europe	2,037,344	2,365,525	**2,607,819**	**22,200**
Asia	1,393,084	1,776,554	**2,005,777**	**17,075**
Other	1,962,064	2,089,210	**2,721,981**	**23,172**

Certain financial statement data on non-financial services and financial services businesses—
The financial data below presents separately Toyota's non-financial services and financial services businesses.

Balance sheets—

	Yen in millions		U.S.dollars in millions
	March 31,		March 31,
	2005	2006	2006
Non-Financial Services Businesses			
Current assets			
Cash and cash equivalents	¥ 1,324,126	¥ 1,418,022	$ 12,071
Time deposits	8,006	14,024	119
Marketable securities	541,785	633,036	5,389
Trade accounts and notes receivable, less allowance for doubtful accounts	1,837,539	2,002,577	17,048
Inventories	1,306,709	1,620,975	13,799
Prepaid expenses and other current assets	1,382,987	1,466,019	12,480
Total current assets	6,401,152	7,154,653	60,906
Investments and other assets	4,804,843	5,702,376	48,543
Property, plant and equipment	4,579,052	5,207,760	44,333
Total Non-Financial Services Businesses assets	15,785,047	18,064,789	153,782
Financial Services Businesses			
Current assets			
Cash and cash equivalents	159,627	151,365	1,289
Time deposits	55,603	36,325	309
Marketable securities	1,339	1,843	16
Finance receivables, net	3,010,135	3,497,319	29,772
Prepaid expenses and other current assets	609,946	674,522	5,742
Total current assets	3,836,650	4,361,374	37,128
Noncurrent finance receivables, net	3,976,941	4,830,216	41,119
Investments and other assets	457,115	563,050	4,793
Property, plant and equipment	1,216,542	1,858,868	15,824
Total Financial Services Businesses assets	9,487,248	11,613,508	98,864
Eliminations	(937,284)	(946,702)	(8,059)
Total assets	¥24,335,011	¥28,731,595	$244,587

Assets in the non-financial service include unallocated corporate assets.

	Yen in millions		U.S.dollars in millions
	March 31,		March 31,
	2005	**2006**	**2006**
Non-Financial Services Businesses			
Current liabilities			
Short-term borrowings	¥ 713,474	**¥ 797,969**	**$ 6,793**
Current portion of long-term debt	60,092	**68,299**	**582**
Accounts payable	1,847,036	**2,084,399**	**17,744**
Accrued expenses	1,200,122	**1,357,335**	**11,555**
Income taxes payable	263,291	**328,360**	**2,795**
Other current liabilities	1,055,336	**1,138,529**	**9,692**
Total current liabilities	5,139,351	**5,774,891**	**49,161**
Long-term liabilities			
Long-term debt	747,911	**730,072**	**6,215**
Accrued pension and severance costs	645,308	**676,999**	**5,763**
Other long-term liabilities	564,185	**823,540**	**7,011**
Total long-term liabilities	1,957,404	**2,230,611**	**18,989**
Total Non-Financial Services Businesses liabilities	7,096,755	**8,005,502**	**68,150**
Financial Services Businesses			
Current liabilities			
Short-term borrowings	2,269,197	**2,932,799**	**24,966**
Current portion of long-term debt	1,092,328	**1,662,589**	**14,153**
Accounts payable	15,542	**9,273**	**79**
Accrued expenses	93,042	**111,133**	**946**
Income taxes payable	29,544	**19,128**	**163**
Other current liabilities	289,850	**305,136**	**2,598**
Total current liabilities	3,789,503	**5,040,058**	**42,905**
Long-term liabilities			
Long-term debt	4,503,247	**5,071,482**	**43,172**
Accrued pension and severance costs	1,681	**2,919**	**25**
Other long-term liabilities	331,827	**408,883**	**3,481**
Total long-term liabilities	4,836,755	**5,483,284**	**46,678**
Total Financial Services Businesses liabilities	8,626,258	**10,523,342**	**89,583**
Eliminations	(937,881)	**(947,278)**	**(8,064)**
Total liabilities	14,785,132	**17,581,566**	**149,669**
Minority interest in consolidated subsidiaries	504,929	**589,580**	**5,019**
Shareholders' equity	9,044,950	**10,560,449**	**89,899**
Total liabilities and shareholders' equity	¥24,335,011	**¥28,731,595**	**$244,587**

Statements of income—

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	**2006**	**2006**
Non-Financial Services Businesses				
Net revenues	¥16,586,814	¥17,800,357	**¥20,068,284**	**$170,838**
Costs and expenses				
Cost of revenues	13,507,835	14,497,252	**16,335,340**	**139,060**
Selling, general and administrative	1,540,724	1,813,288	**1,993,528**	**16,971**
Total costs and expenses	15,048,559	16,310,540	**18,328,868**	**156,031**
Operating income	1,538,255	1,489,817	**1,739,416**	**14,807**
Other income, net	97,885	68,736	**201,978**	**1,720**
Income before income taxes, minority interest and equity in earnings of affiliated companies	1,636,140	1,558,553	**1,941,394**	**16,527**
Provision for income taxes	627,038	578,709	**736,909**	**6,273**
Income before minority interest and equity in earnings of affiliated companies	1,009,102	979,844	**1,204,485**	**10,254**
Minority interest in consolidated subsidiaries	(41,886)	(63,952)	**(82,401)**	**(702)**
Equity in earnings of affiliated companies	107,542	131,849	**142,139**	**1,210**
Net income–Non-Financial Services Businesses	1,074,758	1,047,741	**1,264,223**	**10,762**
Financial Services Businesses				
Net revenues	736,852	781,261	**996,909**	**8,487**
Costs and expenses				
Cost of revenues	365,750	376,150	**613,563**	**5,223**
Selling, general and administrative	225,104	204,258	**227,529**	**1,937**
Total costs and expenses	590,854	580,408	**841,092**	**7,160**
Operating income	145,998	200,853	**155,817**	**1,327**
Other expense, net	(16,438)	(4,764)	**(9,859)**	**(84)**
Income before income taxes, minority interest and equity in earnings of affiliated companies	129,560	196,089	**145,958**	**1,243**
Provision for income taxes	53,959	78,748	**58,241**	**496**
Income before minority interest and equity in earnings of affiliated companies	75,601	117,341	**87,717**	**747**
Minority interest in consolidated subsidiaries	(815)	(988)	**(1,992)**	**(17)**
Equity in earnings of affiliated companies	12,753	7,622	**22,227**	**189**
Net income–Financial Services Businesses	87,539	123,975	**107,952**	**919**
Eliminations	(199)	(456)	**5**	**0**
Net income	¥ 1,162,098	¥ 1,171,260	**¥ 1,372,180**	**$ 11,681**

Statements of cash flows—

	Yen in millions			Yen in millions		
	For the year ended March 31, 2004			For the year ended March 31, 2005		
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities						
Net income	¥ 1,074,758	¥ 87,539	¥ 1,162,098	¥ 1,047,741	¥ 123,975	¥ 1,171,260
Adjustments to reconcile net income to net cash provided by operating activities						
Depreciation	794,371	175,533	969,904	777,129	220,584	997,713
Provision for doubtful accounts and credit losses	13,356	69,782	83,138	15,752	47,402	63,154
Pension and severance costs, less payments	(159,291)	24	(159,267)	(53,401)	468	(52,933)
Losses on disposal of fixed assets	38,708	1,034	39,742	48,334	825	49,159
Unrealized losses on available-for-sale securities, net	3,063	—	3,063	2,324	—	2,324
Deferred income taxes	82,918	37,603	120,828	29,398	54,860	84,711
Minority interest in consolidated subsidiaries	41,886	815	42,686	63,952	988	64,938
Equity in earnings of affiliated companies	(107,542)	(12,753)	(120,295)	(131,849)	(7,622)	(139,471)
Changes in operating assets and liabilities, and other	88,212	(13,546)	44,837	(97,535)	203,762	130,085
Net cash provided by operating activities	1,870,439	346,031	2,186,734	1,701,845	645,242	2,370,940
Cash flows from investing activities						
Additions to finance receivables	—	(8,814,390)	(5,234,578)	—	(9,562,203)	(5,594,375)
Collection of and proceeds from sale of finance receivables	—	7,566,463	4,082,940	—	8,586,796	4,674,919
Additions to fixed assets excluding equipment leased to others	(923,105)	(22,698)	(945,803)	(1,049,572)	(18,715)	(1,068,287)
Additions to equipment leased to others	(133,214)	(409,524)	(542,738)	(146,891)	(708,062)	(854,953)
Proceeds from sales of fixed assets excluding equipment leased to others	63,211	10,714	73,925	60,034	9,362	69,396
Proceeds from sales of equipment leased to others	78,393	210,288	288,681	84,450	232,006	316,456
Purchases of marketable securities and security investments	(1,077,317)	(259,150)	(1,336,467)	(1,053,417)	(112,374)	(1,165,791)
Proceeds from sales of and maturity of marketable securities and security investments	1,108,265	327,877	1,436,142	471,614	102,329	573,943
Payment for additional investments in affiliated companies, net of cash acquired	(20,656)	—	(20,656)	(901)	—	(901)
Changes in investments and other assets, and other	(16,051)	(41,054)	(17,941)	84,979	(16,485)	(11,603)
Net cash used in investing activities	(920,474)	(1,431,474)	(2,216,495)	(1,549,704)	(1,487,346)	(3,061,196)
Cash flows from financing activities						
Purchase of common stock	(357,457)	—	(357,457)	(264,106)	—	(264,106)
Proceeds from issuance of long-term debt	48,373	1,682,550	1,636,570	27,363	1,862,012	1,863,710
Payments of long-term debt	(140,384)	(1,187,219)	(1,253,045)	(59,689)	(1,160,710)	(1,155,223)
Increase (decrease) in short-term borrowings	(105,051)	544,806	353,833	564	178,956	140,302
Dividends paid	(137,678)	—	(137,678)	(165,299)	—	(165,299)
Other	(15,000)	15,000	—	(7,000)	7,000	—
Net cash provided by (used in) financing activities	(707,197)	1,055,137	242,223	(468,167)	887,258	419,384
Effect of exchange rate changes on cash and cash equivalents	(61,623)	(13,091)	(74,714)	21,276	3,573	24,849
Net increase (decrease) in cash and cash equivalents	181,145	(43,397)	137,748	(294,750)	48,727	(246,023)
Cash and cash equivalents at beginning of year	1,437,731	154,297	1,592,028	1,618,876	110,900	1,729,776
Cash and cash equivalents at end of year	¥ 1,618,876	¥ 110,900	¥ 1,729,776	¥ 1,324,126	¥ 159,627	¥ 1,483,753

	Yen in millions			U.S. dollars in millions		
	For the year ended March 31, 2006			For the year ended March 31, 2006		
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities						
Net income	¥ 1,264,223	¥107,952	¥ 1,372,180	$ 10,762	$ 919	$ 11,681
Adjustments to reconcile net income to net cash provided by operating activities						
Depreciation	909,444	301,734	1,211,178	7,742	2,569	10,311
Provision for doubtful accounts and credit losses	10,361	52,285	62,646	88	445	533
Pension and severance costs, less payments	22,664	1,196	23,860	193	10	203
Losses on disposal of fixed assets	54,614	367	54,981	465	3	468
Unrealized losses on available-for-sale securities, net	4,163	—	4,163	36	—	36
Deferred income taxes	31,370	1,889	33,262	267	16	283
Minority interest in consolidated subsidiaries	82,401	1,992	84,393	701	17	718
Equity in earnings of affiliated companies	(142,139)	(22,227)	(164,366)	(1,210)	(189)	(1,399)
Changes in operating assets and liabilities, and other	(214,507)	138,766	(166,817)	(1,826)	1,181	(1,420)
Net cash provided by operating activities	2,022,594	583,954	2,515,480	17,218	4,971	21,414
Cash flows from investing activities						
Additions to finance receivables	—	(11,407,390)	(6,476,979)	—	(97,109)	(55,137)
Collection of and proceeds from sale of finance receivables	—	10,545,425	5,718,130	—	89,771	48,678
Additions to fixed assets excluding equipment leased to others	(1,516,658)	(6,801)	(1,523,459)	(12,911)	(58)	(12,969)
Additions to equipment leased to others	(144,391)	(1,103,390)	(1,247,781)	(1,229)	(9,393)	(10,622)
Proceeds from sales of fixed assets excluding equipment leased to others	81,950	7,628	89,578	697	65	762
Proceeds from sales of equipment leased to others	112,692	297,991	410,683	959	2,537	3,496
Purchases of marketable securities and security investments	(764,016)	(193,280)	(957,296)	(6,504)	(1,645)	(8,149)
Proceeds from sales of and maturity of marketable securities and security investments	561,948	129,084	691,032	4,784	1,098	5,882
Payment for additional investments in affiliated companies, net of cash acquired	(1,802)	—	(1,802)	(15)	—	(15)
Changes in investments and other assets, and other	(3,292)	(83,104)	(77,606)	(28)	(707)	(661)
Net cash used in investing activities	(1,673,569)	(1,813,837)	(3,375,500)	(14,247)	(15,441)	(28,735)
Cash flows from financing activities						
Purchase of common stock	(129,629)	—	(129,629)	(1,104)	—	(1,104)
Proceeds from issuance of long-term debt	33,904	1,930,823	1,928,788	289	16,437	16,420
Payments of long-term debt	(59,778)	(1,233,336)	(1,187,506)	(509)	(10,499)	(10,109)
Increase in short-term borrowings	86,731	513,602	509,826	739	4,372	4,340
Dividends paid	(244,568)	—	(244,568)	(2,082)	—	(2,082)
Net cash provided by (used in) financing activities	(313,340)	1,211,089	876,911	(2,667)	10,310	7,465
Effect of exchange rate changes on cash and cash equivalents	58,211	10,532	68,743	495	90	585
Net increase (decrease) in cash and cash equivalents	93,896	(8,262)	85,634	799	(70)	729
Cash and cash equivalents at beginning of year	1,324,126	159,627	1,483,753	11,272	1,359	12,631
Cash and cash equivalents at end of year	¥ 1,418,022	¥ 151,365	¥ 1,569,387	$ 12,071	$ 1,289	$ 13,360

In consolidated statements of cash flows as classified into non-financial services business and financial services business, cash flows from origination and collection activities of finance receivables relating to inventory-sales are continued to be reported in investing activities.

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income per share for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted-average shares	Net income per share	Net income per share
For the year ended March 31, 2004				
Basic net income per common share	¥1,162,098	3,389,074	¥342.90	
Effect of diluted securities				
Assumed exercise of dilutive stock options		303		
Diluted net income per common share	¥1,162,098	3,389,377	¥342.86	
For the year ended March 31, 2005				
Basic net income per common share	¥1,171,260	3,296,092	¥355.35	
Effect of diluted securities				
Assumed exercise of dilutive stock options	(1)	662		
Diluted net income per common share	¥1,171,259	3,296,754	¥355.28	
For the year ended March 31, 2006				
Basic net income per common share	**¥1,372,180**	**3,253,450**	**¥421.76**	**$3.59**
Effect of dilutive securities				
Assumed exercise of dilutive stock options	**(5)**	**1,049**		
Diluted net income per common share	**¥1,372,175**	**3,254,499**	**¥421.62**	**$3.59**

Certain stock options were not included in the computation of diluted net income per share for the years ended March 31, 2004 and 2005 because the options' exercise prices were greater than the average market price per common share during the period.

The following table shows Toyota's net assets per share as of March 31, 2005 and 2006. Net assets per share amounts are calculated as dividing net assets' amount at the end of each period by the number of shares issued and outstanding at the end of corresponding period. In addition to the disclosure requirements under FAS No. 128, *Earnings per Share*, Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net assets	Shares issued and outstanding at the end of the year	Net assets per share	Net assets per share
March 31, 2005	¥ 9,044,950	3,268,078	¥2,767.67	
March 31, 2006	**10,560,449**	**3,241,757**	**3,257.63**	**$27.73**

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Dai Nagoya Building
3-28-12, Meieki, Nakamura-ku
Nagoya, 450-8565 Japan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Toyota Jidosha Kabushiki Kaisha
("Toyota Motor Corporation")

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

ChuoAoyama PricewaterhouseCoopers

June 23, 2006

R&D Organization

As of March 31, 2006



7
8
9
4
1
3
2
10
11



5
6

Japan

Company		
❶ Toyota Technical Center (Head Office)	Location	Toyota City, Aichi Prefecture
	Activities	Planning, design, vehicle evalution, prototypes, etc.
❷ Toyota Central Research & Development Laboratories, Inc.	Location	Aichi County, Aichi Prefecture
	Establishment	November 1960
	Activities	Fundamental technical research for the Toyota Group
❸ Higashi-Fuji Technical Center	Location	Mishuku, Susono City, Shizuoka Prefecture
	Establishment	November 1966
	Activities	Research and advanced development
❹ Shibetsu Proving Ground	Location	Onnebetsu, Shibetsu City, Hokkaido
	Establishment	October 1984
	Activities	Vehicle testing and evaluation

U.S.A.

Company		
❺ Toyota Motor Engineering & Manufacturing North America, Inc. (TEMA)*	Location (R&D)	Ann Arbor, Michigan (with offices in Plymouth, Michigan; Torrance and Gardena, California; Wittmann, Arizona; and Washington, D.C.)
	Establishment	April 2006
	Activities	Conducts automotive R&D work in everything from the testing and evaluation of U.S. parts and materials to emissions certification and technical research; also plays an increasingly important role in the design-engineering and development of Toyota products, particularly those developed for the North American market.
❻ Calty Design Research, Inc.	Location	Newport Beach, California
	Establishment	October 1973
	Activities	Toyota's first overseas design base, where Japanese and American designers cooperate in the research and development of new designs. Design development thus far includes the second generation Celica, Estima (U.S. name: Previa), Soarer (U.S. name: Lexus SC430), Tacoma, Prius and Solara. Furthermore, a new building for advanced exterior, interior and color design was completed in May 1991, and existing facilities were also improved.

* TEMA is a consolidated R&D and manufacturing company in North America.

Europe

Company		
❼ Toyota Motor Europe R&D/ Manufacturing (TME-RDM)	Location	Zaventem, Belgium (with offices in Derbyshire, United Kingdom, and Kerpen, Germany)
	Establishment	September 1987
	Activities	Support to Toyota's European projects; Evaluation of vehicles and material in European conditions and environments; Research and investigation of technologies in Europe; Homologation of Toyota's vehicles
❽ Toyota Europe Design Development (ED²)	Location	Côte d'Azur, France
	Establishment	November 1998
	Activities	Design development (exterior styling, interior and color design), model production and design survey
❾ Toyota Motorsport GmbH	Location	Cologne, Germany
	Establishment	July 1993
	Activities	Development of Formula One race cars; Participation in F1 races

Asia Pacific

Company		
❿ Toyota Technical Center Asia Pacific Thailand Co., Ltd. (TTCAP-TH)	Location	Samut Prakan Province, Thailand.
	Establishment	September 2003
	Activities	TTCAP-TH conducts research and development work on product design, testing and evaluation. TTCAP-TH also distributes technology-related information within the Asia Pacific region.
⓫ Toyota Technical Center Asia Pacific Australia Pty., Ltd. (TTCAP-AU)	Location	Melbourne, Victoria, Australia
	Establishment	June 2003
	Activities	TTCAP-AU conducts research and development work on product design.

Domestic Production Sites

As of March 31, 2006

Domestic Plants

Name	Main products*	Start of operations
Honsha Plant	Chassis for Land Cruiser, forging parts, chassis mechanical parts	1938
Motomachi Plant	Crown, Brevis, Progrès, Mark X, Mark II Blit	1959
Kamigo Plant	Engines	1965
Takaoka Plant	Corolla, Allex, ist, Porte, Ractis	1966
Miyoshi Plant	Chassis parts, chassis mechanical parts	1968
Tsutsumi Plant	Camry, Caldina, Prius, Vitz, Premio, Allion, SIENTA	1970
Myochi Plant	Engines, chassis casted parts, chassis mechanical parts	1973
Shimoyama Plant	Engines, exhaust emission control devices	1975
Kinu-ura Plant	Drivetrain casting parts	1978
Tahara Plant	Land Cruiser, Hilux, Celsior, RAV4, WISH, GS, IS	1979
Teiho Plant	Machinery, dies for casting / molds for plastic parts	1986
Hirose Plant	R&D and production of electronic parts and semiconductors, etc.	1989

Manufacturing Subsidiaries and Vehicle Assembly Affiliates

Company name	Main products*	Start of operations	Voting rights ratio** (%)	Capital (¥ million)
Toyota Motor Kyushu, Inc.	Harrier, Harrier Hybrid, Kluger, Kluger Hybrid, IS	1992	100.00	45,000
Toyota Motor Hokkaido, Inc.	Transmissions, drivetrain parts, aluminum wheels, etc.	1992	100.00	27,500
Toyota Motor Tohoku Co., Ltd.	Mechanical and electronic parts	1998	100.00	3,300
Toyota Auto Body Co., Ltd.	Land Cruiser, Dyna, Coaster, Hiace, Liteace, Townace, Estima, Estima Hybrid, Ipsum, Regius, Regiusace, Prius, Voxy, Noah, Alphard (G, V)	1945	57.02	10,371
Kanto Auto Works, Ltd.	Crown, Corolla, Century, Celica, Comfort, Isis, Mark X, Belta, SC	1946	50.81	6,850
Central Motor Co., Ltd.	Corolla, Raum, MR-S, Allex	1950	77.00	1,300
Gifu Auto Body Industry Co., Ltd.	Hiace, Himedic	1940	47.71	1,175
Daihatsu Motor Co., Ltd.	bB, Probox, Succeed, Passo, Rush	1907	51.56	28,404
Hino Motors, Ltd.	Dyna, Dyna Diesel Hybrid, Toyoace, Toyoace Diesel Hybrid, Hilux, Liteace, Townace	1942	50.45	72,717
Toyota Industries Corporation	Vitz, RAV4	1926	24.25	80,462

* Production items include vehicles sold under the Toyota and Lexus brands in Japan.
** Including voting rights by the subsidiaries determined in accordance with U.S. GAAP.

Overseas Manufacturing Companies

(Plants that manufacture or assemble Toyota- or Lexus-brand vehicles and component manufacturers established by Toyota)



40~46, 48
49, 51
34~37

North America

	Company name	Start of operations	Voting rights ratio* (%)	Main products**
Canada	❶ Canadian Autoparts Toyota Inc. (CAPTIN)	Feb. 1985	100.00	Aluminum wheels
	❷ Toyota Motor Manufacturing Canada Inc. (TMMC)	Nov. 1988	100.00	Corolla, Matrix, RX330, engines
U.S.A.	❸ TABC, Inc.	Nov. 1971	100.00	Catalytic converters, stamping parts, steering columns, engines
	❹ New United Motor Manufacturing, Inc. (NUMMI)	Dec. 1984	50.00	Corolla, Tacoma
	❺ Toyota Motor Manufacturing, Kentucky, Inc. (TMMK)	May 1988	100.00	Avalon, Camry, Camry Solara, engines
	❻ Bodine Aluminum, Inc.	Jan. 1993	100.00	Aluminum castings
	❼ Toyota Motor Manufacturing, West Virginia, Inc. (TMMWV)	Nov. 1998	100.00	Engines, transmissions
	❽ Toyota Motor Manufacturing, Indiana, Inc. (TMMI)	Feb. 1999	100.00	Tundra, Sequoia, Sienna
	❾ Toyota Motor Manufacturing, Alabama, Inc. (TMMAL)	Apr. 2003	100.00	Engines
	❿ Toyota Motor Manufacturing, Texas, Inc. (TMMTX)	(planned) 2006	100.00	Tundra
Mexico	⓫ Toyota Motor Manufacturing de Baja California S.de R.L.de.C.V (TMMBC)	Sep. 2004	100.00	Truck beds, Tacoma

Central and South America

	Company name	Start of operations	Voting rights ratio* (%)	Main products**
Argentina	⓬ Toyota Argentina S.A. (TASA)	Mar. 1997	100.00	Hilux, Fortuner (SW4)
Brazil	⓭ Toyota do Brasil Ltda.	May 1959	100.00	Corolla
Colombia	⓮ Sociedad de Fabricacion de Automotores S.A.	Mar. 1992	28.00	Land Cruiser Prado
Venezuela	⓯ Toyota de Venezuela Compania Anonima (TDV)	Nov. 1981	90.00	Corolla, Dyna, Land Cruiser, Terios***, Hilux

Europe

	Company name	Start of operations	Voting rights ratio* (%)	Main products**
Czech Republic	⓰ Toyota Peugeot Citroën Automobile Czech, s.r.o. (TPCA)	Feb. 2005	50.00	Aygo
France	⓱ Toyota Motor Manufacturing France S.A.S. (TMMF)	Jan. 2001	100.00	Yaris, engines
Poland	⓲ Toyota Motor Manufacturing Poland SP.zo.o. (TMMP)	Apr. 2002	94.00	Transmissions, engines
	⓳ Toyota Motor Industries Poland SP.zo.o. (TMIP)	Mar. 2005	60.00	Engines
Portugal	⓴ Salvador Caetano I.M.V.T., S.A.	Aug. 1968	27.00	Dyna, Hiace, Optimo
Russia	㉑ Toyota Motor Manufacturing Russia Ltd. (TMMR)	(planned) 2007	—	Camry
Turkey	㉒ Toyota Motor Manufacturing Turkey Inc. (TMMT)	Sep. 1994	90.00	Corolla
U.K.	㉓ Toyota Motor Manufacturing (UK) Ltd. (TMUK)	Sep. 1992	100.00	Avensis, Corolla, engines

Africa

	Company name	Start of operations	Voting rights ratio* (%)	Main products**
Kenya	㉔ Associated Vehicle Assemblers Ltd.	Aug. 1977	—	Land Cruiser
South Africa	㉕ Toyota South Africa Motors (Pty) Ltd.	June 1962	75.00	Corolla, Dyna, Hiace, Hilux, engines



Asia

	Company name	Start of operations	Voting rights ratio* (%)	Main products**
Bangladesh	Aftab Automobiles Ltd.	June 1982	—	Land Cruiser Prado, Hino bus****
India	Toyota Kirloskar Motor Private Ltd. (TKM)	Dec. 1999	89.00	Innova, Corolla
	Toyota Kirloskar Auto Parts Private Ltd. (TKAP)	July 2002	64.30	Axles, transmissions, propeller shafts
Indonesia	PT. Toyota Motor Manufacturing Indonesia	May 1970	95.00	Kijang Innova, Kijang P/U, engines
Malaysia	Assembly Services Sdn. Bhd. (ASSB)	Feb. 1968	—	Camry, Corolla, Hiace, Hilux, VIOS, Innova, Fortuner, engines
Pakistan	Indus Motor Company Ltd.	Mar. 1993	12.50	Corolla, Hilux, Cuore***
Philippines	Toyota Motor Philippines Corp. (TMP)	Feb. 1989	34.00	Camry, Corolla, Innova
	Toyota Autoparts Philippines Inc. (TAP)	Sep. 1992	95.00	Transmissions, constant velocity joints
Thailand	Toyota Motor Thailand Co., Ltd. (TMT)	Dec. 1964	86.43	Camry, Corolla, Hilux VIGO, VIOS, WISH, Yaris
	Toyota Auto Body Thailand Co., Ltd.	May 1979	48.97	Stamping parts
	Thai Auto Work Co., Ltd. (TAW)	May 1988	40.00	Fortuner
	Siam Toyota Manufacturing Co., Ltd. (STM)	July 1989	96.00	Engines, propeller shafts, casting (block, head)
Vietnam	Toyota Motor Vietnam Co., Ltd.	Aug. 1996	70.00	Camry, Corolla, Hiace, Land Cruiser, VIOS, Innova
Taiwan	Kuozui Motors, Ltd.	Jan. 1986	56.66	Camry, Corolla, VIOS, WISH, Hiace, Zace, Dyna, engines, stamping parts
China	Tianjin Jinfeng Auto Parts Co., Ltd. (TJAC)	Oct. 1997	30.00	Steering assy, propeller shafts
	Tianjin Fengjin Auto Parts Co., Ltd. (TFAP)	May 1998	90.00	Constant velocity joints, axles
	Tianjin FAW Toyota Engine Co., Ltd. (TFTE)	July 1998	50.00	Engines
	Tianjin Toyota Forging Co., Ltd. (TTFC)	Dec. 1998	100.00	Forged parts
	Tianjin Toyota Press Co., Ltd.	May 2002	50.00	Stamping parts
	Tianjin Toyota Resin Co., Ltd.	May 2002	50.00	Plastic parts
	Tianjin FAW Toyota Motor Co., Ltd. (TFTM)	Oct. 2002	50.00	VIOS, Corolla, Crown, REIZ
	FAW Toyota (Changchun) Engine Co., Ltd. (FTCE)	Dec. 2004	50.00	Engines
	Toyota FAW (Tianjin) Dies Co., Ltd. (TFTD)	Dec. 2004	90.00	Stamping dies for vehicles
	Guangqi Toyota Engine Co., Ltd. (GTE)	Jan. 2005	70.00	Engine parts (cam shafts, crank shafts), engines
	Sichuan FAW Toyota Motor Co., Ltd. (SFTM)	Dec. 2000	45.00	Coaster, Land Cruiser Prado, Land Cruiser, Prius
	Guangzhou Toyota Motor Co., Ltd. (GTMC)	May 2006	50.00	Camry

Oceania

	Company name	Start of operations	Voting rights ratio* (%)	Main products**
Australia	Toyota Motor Corporation Australia Ltd. (TMCA)	Apr. 1963	100.00	Camry, engines

* Including voting rights by the subsidiaries determined in accordance with U.S. GAAP. (As of March 31, 2006) ** Products as of March 31, 2006 *** Daihatsu brand **** Hino brand

TOYOTA MOTOR CORPORATION

http://www.toyota.co.jp






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